      As filed with the Securities and Exchange Commission on March 31, 1998.
                                                          Registration No. 333-
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ------------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           ------------------------

                        COMMUNITY FIRST BANKSHARES, INC.
             (Exact name of registrant as specified in its charter)

          DELAWARE                                6022                       46-0391436
(State or other jurisdiction of       (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)         Classification Code Number)       Identification No.)


                               520 Main Avenue
                       Fargo, North Dakota 58124-0001
                                (701) 298-5600
              (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)

                              ------------------------

                               Donald R. Mengedoth
                                    President
                        Community First Bankshares, Inc.
                                 520 Main Avenue
                         Fargo, North Dakota 58124-0001
                                 (701) 298-5600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                            ------------------------
                                   Copies to:

              Patrick Delaney, Esq.                                              Thomas L. Beckmann, Esq.
              Martin R. Rosenbaum, Esq.                                          Thomas L. Beckmann, P.C.
              Lindquist & Vennum P.L.L.P.                                        1800 Industrial Circle, Suite A-1
              4200 IDS Center                                                    Longmont, Colorado  80501
              Minneapolis, Minnesota 55402                                       Telephone: (303) 776-7700
              Telephone:  (612) 371-3211

             Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.
             If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /



                                          CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
                                                                     Proposed           Proposed
                                                                     Maximum            Maximum
         Title of Each Class of               Amount to be        Offering Price       Aggregate           Amount of
      Securities to be Registered             Registered(1)         Per Share      Offering Price(2)   Registration Fee
------------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value............     720,000 shares            (2)             $8,845,335           $2,610
----------------------------------------  ---------------------  ----------------  ------------------  -----------------
----------------------------------------  ---------------------  ----------------  ------------------  -----------------


(1) Represents the maximum number of shares issuable upon consummation of the Merger as described in the Registration Statement.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2) of the Securities Act of 1933, as amended, based upon the aggregate book value of the shares of common stock of Pioneer Bank of Longmont as of December 31, 1997.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

------------------------------------------------------------------------------
------------------------------------------------------------------------------

                                      PIONEER BANK OF LONGMONT
                                         1610 Hover Street
                                         Longmont, CO 80501
                                          (303) 651-7777

                                                                   ,1998
                                                           -------

Dear Shareholder:

         You are cordially invited to attend a Special Meeting of
Shareholders of Pioneer Bank of Longmont ("Pioneer") to be held on
  ,               , 1998, at   :  a.m., local time, at 1610 Hover Street,
Longmont, Colorado.

         The purpose of the meeting is to seek your approval of the Agreement and Plan of Merger, as amended, among Pioneer, Community First National Bank, a de novo national banking association ("Acquisition Subsidiary"), and Community First Bankshares, Inc. ("CFB"), dated as of November 6, 1997 (the "Merger Agreement") and the merger of Pioneer with and into the Acquisition Subsidiary contemplated thereby (the "Merger"). If the Merger is consummated, each outstanding share of common stock, par value $10.00 per share, of Pioneer ("Pioneer Common Stock") (other than shares held by dissenting shareholders) will be converted into shares of common stock, par value $.01 per share, of CFB ("CFB Common Stock"). The number of shares of CFB Common Stock to be exchanged for shares of Pioneer Common Stock will be determined by a formula set forth in the Merger Agreement, which is more fully described in the accompanying Proxy Statement-Prospectus. Generally, assuming (i) the book value of Pioneer is $8,100,000 as of the last day of the month preceding consummation of the Merger, (ii) the "CFB Trading Value" (as defined in the accompanying Proxy Statement - Prospectus) is between $46.00 and $52.50 per share, and (iii) 50,000 shares of Pioneer Common Stock are outstanding immediately prior to consummation of the Merger, 14 shares of CFB Common Stock will be exchanged for each share of Pioneer Common Stock. If any of these factors vary, the number of shares of CFB Common Stock that will be exchanged for each share of Pioneer Common Stock will be altered. Fractional shares will not be issued. Cash will be paid in lieu of fractional shares.

         The accompanying Proxy Statement-Prospectus is a proxy statement for the Special Meeting and a prospectus describing the shares of CFB Common Stock to be issued in the Merger. The Proxy Statement-Prospectus and the copy of the Merger Agreement attached as Appendix A describe the proposed Merger more fully and include detailed information about Pioneer and CFB. Please read this information carefully before voting on the proposed Merger.

         AFTER CAREFUL CONSIDERATION OF THE TERMS OF THE PROPOSED MERGER, YOUR BOARD OF DIRECTORS HAS CONCLUDED THAT THE ACQUISITION OF PIONEER BY CFB IS IN THE BEST INTERESTS OF PIONEER AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER.

         Your Board believes that the Merger will, among other things, give Pioneer shareholders a fair price for their Pioneer Common Stock and the opportunity to convert their shares of Pioneer Common Stock on a tax-free basis to shares in a larger, more diversified enterprise engaged in the banking business in many areas, including our region. CFB Common Stock is traded in the over-the-counter market on the Nasdaq National Market. Provided you are not an executive officer, director or significant shareholder of Pioneer, your shares of CFB Common Stock will be freely tradable upon the consummation of the Merger.

         You should consult your own tax advisor concerning the federal income tax consequences, and any applicable foreign, state, local or other tax consequences, of the Merger.

         We hope that you will be able to attend the Special Meeting. The Merger Agreement must be approved by the holders of two-thirds of the outstanding shares of Pioneer Common Stock. Whether or not you plan to attend, we urge you to COMPLETE, SIGN, DATE AND RETURN the accompanying proxy card to make certain that your shares will be represented at the Special Meeting. If you decide to attend the Special Meeting and wish to vote your shares personally, you may revoke your proxy at any time.

                                          Sincerely,


                                          Daniel L. Allen
                                          PRESIDENT

                            PIONEER BANK OF LONGMONT
                                1610 Hover Street
                               Longmont, CO 80501
                                 (303) 651-7777

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON            , 1998
                                       -----------

         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Pioneer Bank of Longmont, ("Pioneer") will be held on ______, ________, 1998, at __:__ a.m., local time, at 1610 Hover Street, Longmont, Colorado, for the following purposes:

         1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of November 6, 1997, as amended (the "Merger Agreement"), among Pioneer, First National Bank, a de novo national banking association (the "Acquisition Subsidiary"), and Community First Bankshares, Inc. ("CFB"), a copy of which is attached to the accompanying Proxy Statement-Prospectus as Appendix A, pursuant to which Pioneer will be merged with and into the Acquisition Subsidiary (the "Merger"). Upon consummation of the Merger, each outstanding share of common stock, $10.00 per share par value, of Pioneer ("Pioneer Common Stock") (other than shares held by dissenting shareholders) will be converted into shares of CFB common stock, the number of which will be determined by a formula set forth in the Merger Agreement, which is more fully described in the accompanying Proxy Statement-Prospectus; and

         2. To transact such other business as may properly come before the Special Meeting or any adjournment thereof.

         If the Merger is consummated, the shareholders of Pioneer who dissent from the proposed Merger and comply with the requirements of Article 113 of the Colorado Business Corporation Act (the "COBCA") have the right to seek appraisal for their shares. See "The Merger - Dissenters' Rights" in the accompanying Proxy Statement-Prospectus for a statement of the rights of dissenting shareholders and a description of the procedures required to be followed by them to perfect their dissenters' rights. A copy of Article 113 of the COBCA is attached as Appendix C to the accompanying Proxy Statement-Prospectus.

         The affirmative vote of two-thirds of the outstanding shares of Pioneer Common Stock is required to approve the Merger Agreement.

         Only holders of record of outstanding shares of Pioneer Common Stock
at the close of business on           , 1998 will be entitled to notice
of, and to vote at, the Special Meeting or any adjournment thereof. Shareholders will be able to revoke their proxies by submitting a substitute proxy bearing a later date or by attending the meeting, revoking their proxy and voting in person.

                                  By Order of the Board of Directors


                                          Daniel L. Allen
                                          PRESIDENT

Longmont, Colorado
            , 1998
-----------

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES WITH THE PROXY CARD.

                           PROXY STATEMENT-PROSPECTUS
                              --------------------

                       PROXY STATEMENT FOR SPECIAL MEETING
                                       OF
                    SHAREHOLDERS OF PIONEER BANK OF LONGMONT
                          TO BE HELD ON              , 1998
                                        ------------
                            -------------------------

                 PROSPECTUS OF COMMUNITY FIRST BANKSHARES, INC.
                            -------------------------

         This Proxy Statement-Prospectus constitutes the Proxy Statement of Pioneer Bank of Longmont ("Pioneer") to be used in soliciting proxies of Pioneer shareholders in connection with the Special Meeting of Shareholders
of Pioneer to be held on          ,          , 1998. The purpose of the
Special Meeting is to consider and vote upon a proposal to approve the Agreement and Plan of Merger, as amended (the "Merger Agreement"), among Pioneer, Community First National Bank, a de novo national banking association (the "Acquisition Subsidiary") and Community First Bankshares, Inc. ("CFB"), pursuant to which Pioneer will be merged with and into the Acquisition Subsidiary (the "Merger").

         This Proxy Statement-Prospectus also constitutes the Prospectus of CFB with respect to a maximum of 720,000 shares of CFB common stock, par value $.01 per share ("CFB Common Stock"), to be issued in connection with the Merger. CFB has filed a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), covering such shares of CFB Common Stock. When the Merger becomes effective, each outstanding share of Pioneer common stock, par value $10.00 per share ("Pioneer Common Stock"), will be converted into shares of CFB Common Stock, the number of which will be determined by a formula set forth in the Merger Agreement, which is more fully described herein (the "Exchange Rate"), and cash will be paid in lieu of fractional shares (cumulatively, the "Merger Consideration"). Generally, assuming (i) the book value of Pioneer is $8,100,000 as of the last day of the month preceding consummation of the Merger, (ii) the "CFB Trading Value" (as defined herein) is between $46.00 and $52.50 per share, and (iii) 50,000 shares of Pioneer Common Stock are outstanding immediately prior to consummation of the Merger, the Exchange Rate will be 14 shares of CFB Common Stock for each outstanding share of Pioneer Common Stock. If any of these factors vary, the Exchange Rate will be altered. See "The Merger Conversion of Pioneer Common Stock".

         The outstanding shares of CFB Common Stock are, and the shares of CFB Common Stock offered hereby will be, traded on the Nasdaq National Market. The last reported sale price of CFB Common Stock on the Nasdaq
National Market on            , 1998 was $           per share.

         This Proxy Statement-Prospectus and form of proxy are first being
mailed to shareholders of Pioneer on or about               , 1998.

         THE CFB COMMON STOCK TO BE ISSUED PURSUANT TO THE MERGER AND RECEIVED BY PIONEER SHAREHOLDERS INVOLVES CERTAIN RISKS. SEE "SPECIAL CONSIDERATIONS REGARDING CFB."

         THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                               ---------------------

       The date of this Proxy Statement-Prospectus is             , 1998

                              AVAILABLE INFORMATION

         CFB has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the offering of CFB Common Stock to be issued in connection with the Merger, and this Proxy Statement-Prospectus constitutes a prospectus of CFB filed as part of the Registration Statement. This Proxy Statement-Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission.

         CFB is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by CFB can be inspected and copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. CFB's Common Stock is quoted on the Nasdaq National Market System, and such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains an Internet web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including CFB, that file electronically with the Commission.

         No person is authorized to give any information or make any representation not contained in this Proxy Statement- Prospectus and if given or made, such information or representation should not be relied upon. This Proxy Statement- Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such offer or solicitation. Neither the delivery of this Proxy Statement-Prospectus at any time, nor any offer or solicitation made hereunder, shall under any circumstances imply that the information set forth herein is correct as of any time subsequent to its date.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed by CFB with the Commission are incorporated by reference in this Proxy Statement- Prospectus:

         (i) CFB's Annual Report on Form 10-K for the year ended December 31, 1997, as amended on Form 10-K/A filed with the Commission on March 27, 1998.

        (ii) CFB's Proxy Statement for the Annual Meeting of Shareholders to be held on April 28, 1998 (except to the extent portions of such document are not deemed incorporated by reference into any filing under the Securities Act or the Exchange Act); and

       (iii) The description of CFB's securities set forth in CFB's Form 8-A Registration Statement filed with the Commission on April 7, 1994 and amended on September 19, 1994 and in CFB's Form 8-A Registration Statement filed with the Commission on January 9, 1995.

         All documents filed by CFB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act on or after the date of this Proxy Statement-Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this Proxy Statement-Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement-Prospectus, except as so modified or superseded.

         THIS PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS ARE AVAILABLE UPON REQUEST FROM MARK A. ANDERSON, SECRETARY, COMMUNITY FIRST BANKSHARES, INC., 520 MAIN AVENUE, FARGO, NORTH DAKOTA 58124-0001; TELEPHONE
(701) 298-5600. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY
REQUEST SHOULD BE MADE BY             , 1998.

                                TABLE OF CONTENTS
                                                                           PAGE


AVAILABLE INFORMATION........................................................2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE............................2

SUMMARY......................................................................5
     Parties to the Merger...................................................5
     Special Meeting of Pioneer Shareholders.................................6
     Terms of the Merger.....................................................7

SPECIAL CONSIDERATIONS REGARDING CFB........................................18

RECENT DEVELOPMENTS REGARDING CFB...........................................21
     Pending Acquisitions...................................................21
     Recent Significant Acquisitions........................................21

GENERAL INFORMATION.........................................................23
     Purpose of the Special Meeting.........................................23
     Vote Required; Shares Entitled to Vote.................................23
     Voting and Revocation of the Proxies...................................23
     Solicitation of Proxies................................................24

MARKET PRICES AND DIVIDEND POLICY...........................................25
     Market for CFB Common Stock............................................25
     Market for Pioneer Common Stock........................................25
     Shareholder Data.......................................................25
     CFB Common Stock Dividend Payment History and
       Restrictions.........................................................25
     Pioneer Dividend Policy and Payment History............................25

THE MERGER..................................................................26
     General  ..............................................................26
     Background of the Merger...............................................26
     Reasons for the Merger.................................................26
     Effective Time of the Merger...........................................27
     Consequences of the Merger.............................................27
     Conversion of Pioneer Common Stock.....................................28
     Delivery of CFB Common Stock and Cash Consideration....................29
     Certain Federal Income Tax Consequences................................29
     Dissenters' Rights.....................................................30
     Representations and Warranties.........................................32
     Covenants; Conduct of Pioneer's Business Pending the Merger............32
     Regulatory Approvals; Conditions to the Merger.........................34
     Amendment; Waiver; Termination.........................................35
     Effect on Pioneer Employee Benefit Plans...............................35
     Expenses ..............................................................36
     Accounting Treatment...................................................36
     Interests of Certain Persons; Certain Transactions.....................36
     Resale of CFB Common Stock.............................................36

BUSINESS OF PIONEER.........................................................38
     General  ..............................................................38
     Market Price of and Dividends on Pioneer Stock.........................38

     Investment Activities..................................................38
     Directors and Executive Officers.......................................38
     Transactions with Officers, Directors and Other Affiliates.............39
     Supervision and Regulation.............................................39

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
     FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PIONEER...............41
     Basis of Presentation..................................................41
     Results of Operations..................................................41
     Pioneer Condition......................................................44

PIONEER'S PRINCIPAL SHAREHOLDERS AND
     SECURITY OWNERSHIP OF MANAGEMENT.......................................53

MATERIAL DIFFERENCES IN RIGHTS OF PIONEER SHAREHOLDERS......................54
     Capital Stock..........................................................54
     Shareholders' Action Without a Meeting.................................54
     Annual Meeting of Shareholders.........................................55
     Special Meeting of Shareholders........................................55
     Proxies  ..............................................................55
     Preemptive Rights......................................................55
     Cumulative Voting......................................................55
     Dissolution............................................................56
     Required Vote for Authorization of Certain Actions.....................56
     Dissenters' Rights.....................................................56
     Conflicts of Interest..................................................57
     Dividends and Distributions............................................57
     Anti-takeover Provisions...............................................57
     Charter Amendments.....................................................58
     Amendment of Bylaws....................................................58

LEGAL MATTERS...............................................................58

EXPERTS  ...................................................................59

INDEX TO FINANCIAL STATEMENTS...............................................F-1

Appendices:

  Appendix A:     Agreement and Plan of Merger, dated as of
                  November 6, 1997 among Pioneer, the
                  Acquisition Subsidiary and CFB ...........................A-1
  Appendix B:     First Amendment to Agreement and
                  Plan of Merger, dated as of the 19th
                  day of December, 1997 among CFB,
                  the Acquisition Subsidiary and Pioneer....................B-1
  Appendix C:     Statutory Rights of Dissenting
                  Shareholders (Article 113 of the
                  Colorado Business Corporation Act)........................C-1
  Appendix D:     Examples of Calculations of
                  the Exchange Rate.........................................D-1

                                                      SUMMARY

         THE FOLLOWING IS A BRIEF SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT-PROSPECTUS. REFERENCE IS MADE TO, AND THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS CONTAINED IN THIS PROXY STATEMENT-PROSPECTUS, THE APPENDICES HERETO AND DOCUMENTS INCORPORATED BY REFERENCE HEREIN.



General............................ CFB, the Acquisition Subsidiary and Pioneer have entered into the Merger
                                    Agreement which provides that Pioneer will be merged with and into the Acquisition
                                    Subsidiary, each outstanding share of Pioneer Common Stock, other than shares held by shareholders who perfect statutory dissenters' rights, will be converted at the time the Merger becomes effective into shares of CFB Common Stock, the number of which will be determined by a formula set forth in the Merger Agreement and more fully described below.  See "The Merger - Conversion of Pioneer Common Stock."
                                    Subject to the terms and conditions of the Merger Agreement, the Merger will become effective on the date articles  of merger are filed with the Secretary of State of the State of Colorado and a certificate of merger is filed with the Secretary of State of the State of Delaware.  It is presently contemplated that the Merger will become effective as soon as practicable after shareholder approval of the Merger.  See "The
                                    Merger".


PARTIES TO THE MERGER:

Community First
Bankshares, Inc....................  Community First Bankshares, Inc. ("CFB"), is a multi-bank holding company that as of December 31, 1997 operated banks and bank branches (the "CFB Banks") in 109 communities in Arizona, Colorado, Iowa, Minnesota, Nebraska, North Dakota, South
                                     Dakota, Wisconsin and Wyoming.  Total assets of CFB were approximately $4.9 billion as of December 31, 1997.  CFB operates community banks primarily in small and medium-sized communities and the surrounding market areas.  CFB provides a full range of commercial and consumer banking services primarily to individuals and businesses, including commercial and consumer banking, trust, insurance and investment services.

                                     CFB's strategy is to operate and continue to acquire banks and bank branches in communities which generally have populations between 3,000 and 50,000 and are located in CFB's key target acquisition states of Arizona, Colorado, Iowa,
                                     Kansas, Minnesota, Montana, Nebraska, North Dakota, South Dakota, Wisconsin and
                                     Wyoming, and additionally in the adjacent states of Idaho, Illinois, Missouri,
                                     New Mexico, Oklahoma and Utah (this seventeen state area is collectively referred to as the "Acquisition Area"). Such communities are believed to provide CFB with the opportunity for a stable, relatively low-cost deposit base. The individual banks and bank branches sought to be acquired by CFB generally have approximately $20 million to $150 million in assets.

                                     CFB provides the CFB Banks with the advantages of affiliation with a multi-bank holding company, such as data processing  services, credit policy formulation and review, investment management and specialized staff support, while granting substantial autonomy to managers of the CFB Banks with respect to day-to-day operations, customer service decisions and marketing. The CFB Banks are encouraged to participate in community activities, support local charities and community development, and otherwise serve their communities.

                                                         5



                                     CFB's principal executive offices are located at 520 Main Avenue, Fargo, North Dakota
                                     58124-0001 and its telephone number is (701) 298-5600.
Pioneer Bank of
Longmont...........................  Pioneer Bank of Longmont ("Pioneer" or the "Bank") was organized on February 15, 1983.
                                     As of December 31, 1997, Pioneer had consolidated total assets of $130 million and total stockholders' equity of $8.8 million.  Following the Merger, Pioneer will represent 2.6%
                                     of the assets, 2.5% of the equity, 3.4% of the revenues, 4.2% of the net income and 3.3%
                                     of the voting power of CFB, using data as of December 31, 1997 and based upon the assumptions set forth in "Historical and Pro Forma Comparative Unaudited Per Share Data"
                                     below.

                                     The Bank is a community bank that serves a wide range of commercial, agricultural and consumer borrowing needs within its market. The Bank is primarily engaged in attracting deposits and investing those funds in loans and investment securities. The Bank extends various types of loans, including short-and long-term residential, agricultural and commercial real estate mortgage loans to individuals, farmers, and businesses; secured and unsecured commercial loans; indirect installment loans; and second mortgages and home equity lines. Commercial lending products include lines and letters of credit, receivable and inventory financing and equipment financing. The Bank provides a full range of deposit products, cluding checking, savings accounts, certificates of deposit, and money market instruments. See "Business of Pioneer."

                                     Pioneer's main office is located at 1610 Hover Street, Longmont, Colorado 80501, and its
                                     telephone number is (303) 651-7777.


SPECIAL MEETING OF PIONEER SHAREHOLDERS:



Time and Date......................    :      a.m., local time, on         ,         , 1998.

Place..............................  1610 Hover Street, Longmont, Colorado.

Purposes of Special Meeting........  To consider and vote upon a proposal to approve the Merger Agreement attached hereto as Appendix A, which provides for the merger of Pioneer with and into the
                                     Acquisition Subsidiary.  Other terms and provisions related to the Merger are set forth in the Merger Agreement and are summarized in this Proxy Statement-
                                     Prospectus.  See "The Merger."

Required Vote For the
Proposals; Record Date.............  Only holders of record of shares of Pioneer Common Stock outstanding as of the
                                     close of business on           , 1998 (the "Record Date") are entitled to notice
                                     of and to vote at the Pioneer Special Meeting.  Approval of the proposal will  require the affirmative vote of two-thirds of the shares of Pioneer Common Stock outstanding as of the close of business on the Record Date.  See "General Information -Vote
                                     Required; Shares Entitled to Vote."




Interests of
Certain Persons;
Certain Transactions...............  As of the Record Date, the officers and directors of Pioneer and their affiliates bene ficially owned all 50,000 shares of outstanding Pioneer Common Stock.  Pursuant to the Merger Agreement, the Board of Directors of Pioneer has agreed to use its best efforts to obtain the requisite shareholder approval of the Merger.  See "The Merger -
                                     Interests of Certain Persons; Certain Transactions" and "Pioneer's Principal
                                     Shareholders and Security Ownership of Management."

Dissenters' Rights.................  Each holder of Pioneer Common Stock has the right to dissent from the Merger and obtain payment of the fair value of such shareholder's stock in cash pursuant to
                                     Article 113 of the Colorado Business Corporation Act (the "COBCA") in lieu of receiving the Merger Consideration in the Merger.  Any Pioneer shareholder contemplating exercising the right to demand such payment should carefully review
                                     Article 113 of the COBCA, a copy of which is attached hereto as Appendix C, and in particular the required procedural steps.  A shareholder who fails to comply with these procedural requirements may lose the right to dissent and to obtain payment of the fair value of such shareholder's stock.  See "The Merger - Dissenters' Rights."

Special Considerations
Regarding CFB......................  For information regarding various risks and other considerations associated with CFB
                                     Common Stock, see "Special Considerations Regarding CFB."

Board Recommendation...............  THE BOARD OF DIRECTORS OF PIONEER UNANIMOUSLY
                                     RECOMMENDS APPROVAL OF THE MERGER.


TERMS OF THE MERGER:

Conversion of Pioneer
Shares.............................  Upon consummation of the Merger, each outstanding share of Pioneer Common
                                     Stock (other than shares subject to dissenters' rights) will be converted into shares of CFB Common Stock, the number of which (the "Exchange Rate") will be determined by dividing 700,000 by the number of outstanding shares of Pioneer
                                     Common Stock as of the closing date.  Assuming that 50,000 shares of Pioneer
                                     Common Stock are outstanding on such date, the Exchange Rate will be 14 shares of CFB Common Stock for each share of Pioneer Common Stock, subject to adjustment if (i) the average of the per-share closing price for the CFB Common
                                     Stock on the Nasdaq Market for the 20 trading days ending at the end of the fourth day immediately preceding the Closing Date (as defined below under "- Effective
                                     Time of the Merger") (the "Trading Value of CFB Common Stock") is greater than
                                     $52.50 and/or (ii) the Pioneer Value, (as such terms are defined below under "The
                                     Merger - Conversion of Pioneer Shares") as of the last day of the month immediately preceding the Effective Time of the Merger (as defined below under "- Effective
                                     Time of the Merger"), is greater than $8,100,000.  The Exchange Rate  formula is more fully described under "The Merger - Conversion of Pioneer Common Stock,"
                                     and examples of calculations of the Exchange Rate (based on various assumptions)
                                     are attached hereto as Appendix D.

                                     The following table illustrates the estimated Exchange Rate, based on various assumed levels of the Trading Value of CFB Common Stock, various assumed Pioneer Values and other assumptions set forth in Appendix D:

                                                         7


                                        Assumed
                                     Trading Value         Assumed
                                     of CFB Common         Pioneer         Hypothetical
                                         STOCK              VALUE          EXCHANGE RATE

                                     $   46.00          $  8,100,000             14:1
                                         46.00             8,500,000          14.17:1
                                         54.00             8,500,000          13.76:1
                                         54.00             8,100,000          13.61:1




                                     THE EXAMPLES IN APPENDIX D, SUMMARIZED IN  THE TABLE ABOVE, REPRESENT AN ESTIMATE OF
                                     THE DATA THAT WILL BE USED TO DETERMINE THE EXCHANGE RATE. THE ACTUAL
                                     EXCHANGE RATE MAY BE LOWER THAN THE LOWEST AMOUNT PRESENTED. IF THE ACTUAL PIONEER
                                     VALUE IS LESS THAN $8,100,000, A CONDITION TO CONSUMMATION OF THE TRANSACTION WILL NOT
                                     BE SATISFIED AND CFB WILL HAVE THE RIGHT UNDER THE MERGER AGREEMENT TO TERMINATE THE
                                     TRANSACTION. SIMILARLY, IF THE ACTUAL TRADING VALUE OF CFB COMMON STOCK IS LESS THAN
                                     $46.00 PER SHARE, PIONEER WILL HAVE THE RIGHT UNDER THE MERGER AGREEMENT TO TERMINATE
                                     THE TRANSACTION.

Background of Merger.............    The terms of the Merger were negotiated at arm's length by the management personnel and Boards of Directors of CFB and Pioneer during the period from
                                     August 7, 1997 through November 6, 1997.  The Board of Directors of Pioneer believes that the Merger is in the best interests of its shareholders.  In reaching that conclusion, the Board considered, among other things, the greater size and geographic diversity of CFB, CFB's access to capital and opportunities for continued
                                     growth in its larger market area, the economies to be achieved by integrating the operations of the Bank with the CFB Banks, the likelihood of increased competition as the result of the rapidly changing environment in the banking industry with regard to branch banking, the present market price being paid for bank stocks as a whole and the liquidity of the CFB Common Stock which is publicly traded in the national over-the-counter market.  See "The Merger - Background of the Merger" and "-
                                     Reasons for the Merger."

Conditions to the Merger;
Termination......................    Consummation of the Merger is conditioned upon the fulfillment of certain conditions set forth in the Merger Agreement.  In addition to the requirement of regulatory approval, Pioneer shareholder approval and certain other conditions, the completion of the Merger is subject to the continuing accuracy of the representations of the parties made in the Merger Agreement, the performance of the obligations of each party under the Merger Agreement and the absence of threatened or pending litigation challenging the Merger.  In addition, the Merger Agreement may be terminated by the mutual consent of the Boards of Directors of CFB and Pioneer; by
                                     Pioneer or CFB if any requisite regulatory approval is denied or if any governmental entity of competent jurisdiction issues a final nonappealable order enjoining or otherwise prohibiting the Merger; by either Pioneer or CFB if the Merger is not effective by May 30, 1998; by Pioneer or CFB if the other party materially breaches any of the covenants and agreements contained in the Merger Agreement and such party does not cure such breach within 20 business days after receipt of proper notice

                                                         8



                                     of such breach; by Pioneer if the Trading Value of CFB Common Stock is less than $46.00 per share; and by CFB if the Pioneer Value is less than $8,100,000. Subject to certain limitations, CFB may also terminate  the Merger Agreement if CFB objects to any exceptions in the title insurance commitments for all real property owned by Pioneer and such exceptions are not eliminated by Pioneer, or if CFB does not approve the Phase I Hazardous
                                     Waste Assessment of all real properties owned by Pioneer and Pioneer does not correct or satisfy CFB's objections to such Assessment. See "The Merger - Regulatory Approvals;
                                     Conditions to the Merger" and "Amendment; Waiver; Termination."

Regulatory Approvals.............    The Merger is subject to approval by the Federal Reserve Board and the Division of
                                     Banking of the State of Colorado.  CFB filed the required application with the Federal
                                     Reserve Board on February 13, 1998 and received approval on March 11, 1998.
                                     CFB filed the required application with the Division of Banking on February 13,
                                     1998.  See "The Merger - Regulatory Approvals; Conditions to the Merger."

Effective Time of the Merger.....    Subject to the terms and conditions of the Merger Agreement, the Merger will be effective when so declared by the Office of the Comptroller of the Currency after final approval of the transaction (the "Effective Time of the Merger").  Such declaration shall be requested by CFB following the satisfaction or waiver of the conditions set forth in the Merger Agreement or on such other date upon which the parties may agree (the "Closing Date").  The parties have agreed to use their best efforts to cause the Merger to be completed within thirty business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement.  The parties expect the Merger to become effective as soon as practicable following shareholder approval of the
                                     Merger.  See "The Merger - Effective Time of the Merger."

Certain Federal Income
Tax Consequences.................    The Merger is intended to qualify as a reorganization within the meaning of Section
                                     368(a) of the Internal Revenue Code of 1986, as amended (the "Code").  If the
                                     Merger so qualifies, (i) no gain or loss will be recognized by the holders of Pioneer
                                     Common Stock upon their receipt of CFB Common Stock in exchange for their shares of Pioneer Common Stock, except with respect to cash received in lieu of fractional shares which will result in a taxable gain or loss, (ii) the aggregate income tax basis of the CFB Common Stock received generally will be equal to the aggregate income tax basis of the Pioneer Common Stock surrendered, and (iii) the holding period of the CFB Common Stock received generally will include the holding period of the Pioneer Common Stock surrendered.  Pioneer's obligation to consummate the
                                     Merger is conditioned upon its receipt of an opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.  EACH
                                     HOLDER OF PIONEER COMMON STOCK IS URGED TO CONSULT SUCH HOLDER'S OWN TAX
                                     ADVISORS CONCERNING THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL
                                     AS ANY APPLICABLE STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES, BASED UPON
                                     SUCH HOLDER'S OWN PARTICULAR FACTS AND CIRCUMSTANCES.  See "The Merger -
                                     Certain Federal Income Tax Consequences" and "- Regulatory Approvals;
                                     Conditions to the Merger."

Accounting Treatment.............    The Merger is expected to be accounted for as a pooling of interests for financial reporting purposes.  CFB shall have received a letter, prior to consummation, from
                                     CFB's independent auditors regarding such firm's concurrence with CFB management's and Pioneer management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the merger under Accounting
                                     Principles Board Opinion No. 16 if closed and consummated in accordance with the
                                     Merger Agreement.  Among other considerations, such letter will be subject to the receipt by Ernst & Young LLP and CFB of a letter from Pioneer's independent auditors relating to the eligibility of Pioneer to qualify for pooling treatment and to

                                                                9



                                     the condition that less than 10% of the Merger Consideration will consist of cash, including (i) cash paid to holders of outstanding shares of Pioneer Common Stock who dissent from the proposed Merger and received cash for their shares of Common
                                     Stock, and (ii) cash paid in the Merger in lieu of fractional shares of Pioneer Common
                                     Stock. See "The Merger - Accounting Treatment."

Surrender of
Certificates.....................    As soon as practicable after the Effective Time of the Merger, a letter of transmittal with instructions for submission of stock certificates will be mailed to all Pioneer shareholders of record as of the Closing Date (other than Pioneer shareholders who have exercised and not subsequently withdrawn or lost statutory dissenters' rights).
                                     SHAREHOLDERS SHOULD NOT SUBMIT THEIR PIONEER STOCK CERTIFICATES UNTIL SUCH TRANSMITTAL
                                     LETTER AND INSTRUCTIONS ARE RECEIVED.  See "The Merger - Delivery of CFB Common Stock."

Resale of CFB
Common Stock.....................    The shares of CFB Common Stock issuable to shareholders of Pioneer upon consummation of the Merger will be registered under the Securities Act.  Such shares may be traded freely and without restriction by those shareholders not deemed to be
                                     "affiliates" of CFB or Pioneer as that term is defined in the rules under the Securities
                                     Act.  CFB Common Stock received by those shareholders of Pioneer who are deemed to be "affiliates" of Pioneer may be resold without registration only as provided for by Rule 145 under the Securities Act, or as otherwise permitted under the Securities
                                     Act, following the public release by CFB of its financial results for a period that includes thirty days of combined operations following the Merger.  See "The Merger
                                     - Resale of CFB Common Stock."

Certain Differences in
Rights of Shareholders...........    Upon consummation of the merger of Pioneer with and into the Acquisition
                                     Subsidiary, the Pioneer common shareholders will become CFB stockholders. As a result, their rights as shareholders, which are now governed by Colorado state law and by the Articles of Incorporation and the Bylaws of Pioneer, will be governed by
                                     Delaware state law and the Certificate of Incorporation and the Bylaws of CFB. See
                                     "Comparison of Delaware and Colorado Corporate Laws" for a summary of certain material differences between the rights of holders of Pioneer Common Stock and the rights of holders of CFB Common Stock.

                                     In addition, Delaware law substantially restricts the ability of major shareholders to effect business combinations with CFB in the absence of prior approval by the Board of Directors. Although this legislation should not interfere with any merger or other business combination approved by CFB's Board of Directors, certain shareholders may consider such legislation to have disadvantageous effects. Such provisions may deter the accumulation of sizable equity interests in CFB and may deprive shareholders of the benefits of stock price increases typically associated with hostile tender offers and other contests for control. CFB also has adopted a shareholder rights plan which could in certain circumstances serve as a deterrent against a change of control not approved by CFB's Board of Directors. The existence of such provisions and plan may, in turn, depress the market price of CFB Common Stock. See "Comparison of Delaware and Colorado Corporate Laws."

Market Prices....................    The CFB Common Stock is traded in the over-the-counter market on the Nasdaq
                                     National Market under the symbol "CFBX", while the Pioneer Common Stock has not been traded and has no established trading market.  The first public announcement of the proposed Merger was made during the trading day on
                                     November 7, 1997.  On that date and on ___________, 1998, the closing sales price

                                                           10



                                     of the CFB Common Stock was $47.625 and $_______, respectively.  For further market data, see "Market Prices and Dividend Policy."

                                     Pioneer shareholders are advised to obtain current market quotations for CFB Common
                                     Stock. The market price for CFB Common Stock could fluctuate between the date of this Proxy Statement-Prospectus and the Effective Time of the Merger, which may be a period of several weeks or months. As a result, the market value of the CFB Common
                                     Stock that Pioneer shareholders ultimately receive in the Merger could be more or less than its market value on the date of this Proxy Statement- Prospectus or the date of the Pioneer Special Meeting. No assurance can be given concerning the market price of
                                     CFB Common Stock before or after the
                                     Effective Time of the Merger.


                HISTORICAL AND PRO FORMA COMPARATIVE UNAUDITED PER SHARE DATA

     The following tables present selected comparative unaudited per share data for CFB on an historical and pro forma combined basis, and for Pioneer on an historical and pro forma equivalent basis, giving effect to the Merger using the pooling of interests method of accounting. See "The Merger - Accounting Treatment." The pro forma combined per share data is based on an assumed Exchange Rate of 14:1 and an assumed Closing Date of December 31, 1997.

     The per share data should be read in conjunction with the historical consolidated financial statements (including the related notes thereto) and the selected financial data regarding CFB and Pioneer presented elsewhere herein or incorporated by reference herein. The per share data is not necessarily indicative of the results of operations or combined financial position that would have resulted had the Merger been consummated prior to the periods indicated, nor is it necessarily indicative of the results of operations of future periods or future combined financial position.


BOOK VALUE PER COMMON SHARE:                                       DECEMBER 31, 1997
                                                                   -----------------
CFB - Historical (A).........................................           $ 16.70
Pioneer - Historical (B).....................................            176.91
CFB and Pioneer pro forma (C)................................             16.56
Pioneer pro forma equivalent (D).............................            231.84


BASIC INCOME FROM CONTINUING OPERATIONS BEFORE
EXTRAORDINARY ITEM:

                                                                              YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------
                                                                     1997              1996             1995
                                                                    ------            ------           ------
CFB - Historical (E)................................                $ 2.48            $ 1.87           $ 1.85
Pioneer - Historical (F)............................                 41.10             34.47            26.28
CFB and Pioneer pro forma (G).......................                  2.50              1.90             1.85
Pioneer pro forma equivalent (H)....................                 35.00             26.60            25.90


DILUTED INCOME FROM CONTINUING OPERATIONS BEFORE
EXTRAORDINARY ITEM:

                                                                              YEAR ENDED DECEMBER 31,
                                                                  -------------------------------------------
                                                                   1997               1996              1995
                                                                  ------             ------            ------
CFB - Historical (I)................................              $ 2.40             $ 1.79            $ 1.75
Pioneer - Historical (J)............................               41.10              34.47             26.28
CFB and Pioneer pro forma (K).......................                2.42               1.82              1.75
Pioneer pro forma equivalent (L)....................               33.88              25.48             24.50

DIVIDENDS DECLARED PER SHARE:


                                                                              YEAR ENDED DECEMBER 31,
                                                                   -------------------------------------------
                                                                     1997               1996             1995
                                                                    ------            ------            ------
 CFB - Historical...................................                $0.70             $0.58             $0.48
 Pioneer - Historical...............................                 9.70              1.83              0.00
 CFB and Pioneer pro forma (M)......................                 0.70              0.58              0.48
 Pioneer pro forma equivalent (N)...................                 9.80              8.12              6.72

--------------------

(A) Based on 20,323,046 shares of CFB's Common Stock outstanding as of December 31, 1997.

(B) Based on 50,000 shares of Pioneer's Common Stock outstanding as of December 31, 1997.

(C) Represents the pro forma combined net book value of CFB and Pioneer, divided by the sum of (i) the number of shares of CFB's Common Stock outstanding as of December 31, 1997, plus (ii) the number of shares of CFB's Common Stock issuable pursuant to the Merger at an assumed Exchange Rate of 14:1.

(D) Represents the amount computed pursuant to Note "C" above, at an assumed Exchange Rate of 14:1.

(E) Based on average shares of CFB's Common Stock and Common Stock equivalents outstanding of 18,474,749, 16,509,289 and 15,361,370 for the years ended December 31, 1997, 1996 and 1995, respectively.

(F) Based on average shares of Pioneer's Common Stock and common share equivalents outstanding of 50,000 for the years ended December 31, 1997, 1996, and 1995.

(G) Amount reflects primary earnings per common share and common share equivalents before extraordinary item on a pro forma combined basis. Such amount is determined by dividing pro forma combined net income by the weighted average number of shares of CFB's Common Stock and common share equivalents outstanding during the applicable period and the shares of CFB's Common Stock assumed to be issued pursuant to the Merger at an assumed Exchange Rate of 14:1.

(H) Represents the amount computed pursuant to Note "G" above, multiplied by the assumed Exchange Rate of 14:1. (I) Based on average shares of CFB's Common Stock and Common Stock equivalents outstanding on a fully diluted basis of 19,069,078, 18,142,377 and 17,167,650 for the years ended
    December 31, 1997, 1996 and 1995, respectively.

(J) Based on average shares of Pioneer's Common Stock and common share equivalents outstanding on a fully-diluted basis of 50,000 for the years ended December 31, 1997, 1996, and 1995.

(K) Footnote "G" on a fully-diluted basis.

(L) Represents the amount computed pursuant to Note "K" above, multiplied by the assumed Exchange Rate of 14:1. (M) The pro forma combined dividends declared assume no changes in the historical dividends declared per CFB common share.

(N) Represents the amount computed pursuant to Note "M" above multiplied by the assumed Exchange Rate of 14:1.

                                SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

    The following table sets forth certain consolidated financial data concerning CFB. The summary financial data for each of the five years ended December 31, 1997 is derived from the audited consolidated financial statements of CFB, and related notes thereto, incorporated herein by reference except for end of period balance sheet amounts at December 31, 1993 which are derived from unaudited consolidated financial statements of CFB. The summary financial data should be read in conjunction with the consolidated financial statements of CFB, the related notes thereto, and management's discussion and analysis of financial condition and results of operations incorporated by reference herein.


                                                                         YEAR ENDED DECEMBER 31,
                                                   ----------------------------------------------------------------------------
                                                      1997             1996            1995             1994            1993
                                                   -----------      -----------     -----------      -----------    -----------
                                                                   (Dollars in thousands, except per share data)
OPERATING DATA:
Interest income.............................       $   278,597      $   229,426     $   192,868      $   143,237    $   121,146
Interest expense............................           117,253           95,234          82,891           53,468         47,271
                                                   -----------      -----------     -----------      -----------    -----------
Net interest income.........................           161,344          134,192         109,977           89,769         73,875
Provision for loan losses...................             5,352            6,757           2,711            1,839          2,149
                                                   -----------      -----------     -----------      -----------    -----------
Net interest income after
   provision for loan losses................           155,992          127,435         107,266           87,930         71,726
Noninterest income..........................            36,564           27,370          22,488           18,992         18,158
Noninterest expense.........................           125,190          104,288          82,593           70,241         60,854
                                                   -----------      -----------     -----------      -----------    -----------
Income from continuing operations before
   income taxes and extraordinary
   item.....................................            67,366           50,517          47,161           36,681         29,030
Provision for income taxes..................            21,516           18,007          17,208           13,952         10,775
                                                   -----------      -----------     -----------      -----------    -----------
Income from continuing operations before
   extraordinary  items.....................            45,850           32,510          29,953           22,729         18,255
Discontinued Operations:
   Income from discontinued operations,
    net of taxes............................               967                0               0                0              0
                                                   -----------      -----------     -----------      -----------    -----------
Income before extraordinary item and
    cumulative effect of accounting change              46,817           32,510          29,953           22,729         18,255
Extraordinary item, net of taxes............              (265)               0               0                0              0
Cumulative effect of accounting change......                 0                0               0                0            359
                                                   -----------      -----------     -----------      -----------    -----------
Net income..................................            46,552           32,510          29,953           22,729         18,614
Dividends on preferred stock................                 0            1,610           1,610            1,091              0
                                                   -----------      -----------     -----------      -----------    -----------
Net income applicable to common equity......       $    46,552      $    30,900     $    28,343      $    21,638    $    18,614
                                                   -----------      -----------     -----------      -----------    -----------
                                                   -----------      -----------     -----------      -----------    -----------

Earnings per common and
   common equivalent share:
   Basic income per share from continuing
      operations before extraordinary item
      and cumulative effect of
      accounting change.....................       $      2.48      $      1.87     $      1.85      $      1.50    $      1.32
   Discontinued operations..................              0.05             0.00            0.00             0.00           0.00
   Extraordinary item (1)...................             (0.01)            0.00            0.00             0.00           0.00
   Cumulative effect of accounting change                 0.00             0.00            0.00             0.00           0.03
                                                   -----------      -----------     -----------      -----------    -----------
   Basic net income.........................       $      2.52      $      1.87     $      1.85      $      1.50    $      1.35
                                                   -----------      -----------     -----------      -----------    -----------

Diluted income before extraordinary item and
    cumulative effect of accounting change         $      2.40      $      1.79     $      1.75      $      1.43    $      1.27
   Discontinued operations..................              0.05             0.00            0.00             0.00           0.00
   Extraordinary item (1)...................             (0.01)            0.00            0.00             0.00           0.00
   Cumulative effect of accounting
    change..................................              0.00             0.00           0.00             0.00           0.03
                                                   -----------      -----------     -----------      -----------    -----------
   Diluted net income.......................       $      2.44      $      1.79     $      1.75      $      1.43    $      1.30
                                                   -----------      -----------     -----------      -----------    -----------

Average common shares outstanding:..........
   Basic....................................        18,474,749       16,509,289      15,361,370       14,378,903     13,838,334
   Diluted..................................        19,069,078       18,142,377      17,167,650       16,127,250     14,389,256

OPERATING RATIOS AND OTHER DATA:
Return on average assets ...................              1.31%            1.13%           1.24%            1.13%          1.10%
Return on average common shareholders'
  equity....................................             18.13%           15.69%          18.19%           16.77%         16.64%
Net interest margin.........................              5.17%            5.32%           5.06%            4.95%          4.74%
Net charge-offs to average loans............              0.24%            0.22%           0.17%            0.00%          0.08%
Ratio of earnings to fixed charges (2):
    Excluding interest on deposits..........              5.61             4.14            4.46             5.23           7.60
    Including interest on deposits..........              1.57             1.52            1.55             1.66           1.61



                                                                                YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------------------------------------
                                                           1997             1996           1995            1994           1993
                                                        ----------       ----------     ----------      ----------      -------
                                                                       (Dollars in thousands, except per share data)
FINANCIAL CONDITION DATA
   (END OF PERIOD):
Assets............................................      $4,855,526       $3,116,398     $2,769,976      $2,130,619      $1,883,794
Loans.............................................       2,637,057        2,064,108      1,767,193       1,330,146       1,037,666
Investment securities (3).........................       1,679,389          729,236        717,342         613,239         653,722
Deposits..........................................       3,619,334        2,537,440      2,359,716       1,794,565       1,627,989
Long-term debt....................................         116,476           46,750         81,288          38,092          48,354
Company-obligated mandatorily redeemable preferred
  securities of CFB Capital I and II..............         120,000                0              0               0               0
Preferred shareholders' equity....................               0           22,988         23,000          23,000               0
Common shareholders' equity.......................         339,294          221,583        181,004         134,701         125,071
Book value per common share.......................           16.70           12.92           12.01            9.69            9.10
Tangible book value per common share..............           11.91           10.63            9.08            8.09            7.93

FINANCIAL CONDITION RATIOS
   (END OF PERIOD):
Nonperforming assets to total loans and OREO......            0.61%           0.70%           0.31%           0.34%           0.62%
Allowance for loan losses to  total loans.........            1.37%           1.27%           1.29%           1.30%           1.38%
Allowance for loan losses to  nonperforming
 loans............................................             286%            201%            608%            537%            296%

REGULATORY CAPITAL RATIOS (END OF PERIOD):
Tier 1 capital....................................           10.65%           8.88%           8.51%          10.64%          10.16%
Total capital.....................................           14.24%          11.10%          11.18%          13.46%          13.44%
Leverage ratio....................................            7.25%           6.62%           6.10%           7.12%           6.12%

NET INCOME AND RATIOS EXCLUDING
   GOODWILL AND OTHER INTANGIBLE ASSETS
   AMORTIZATION AND BALANCES ("CASH"):
Income applicable to common equity................      $   51,017       $  33,714      $   30,522           $23,194        $19,948
Diluted earnings per common share.................            2.68            1.95            1.87              1.51           1.39
Return on average assets..........................            1.46%           1.25%           1.34%             1.22%          1.18%
Return on average common shareholders equity......           19.86%          17.12%          19.58%            17.98%         17.83%

------------------------------------

(1) Represents the after-tax effect of prepayment penalties and unamortized debt issuance costs in connection with redemption of certain indebtedness.

(2) For purposes of computing the ratio of earnings to fixed charges, earnings represent income before income taxes, extraordinary items and fixed charges. Fixed charges represent interest expense, including the interest component of rental expense, and preferred stock dividends. Fixed charges attributable to the preferred stock dividends are assumed to equal the amount of pre-tax income that would be necessary to pay such dividends.

(3) Includes available-for-sale securities and held-to-maturity securities.

                                     PIONEER HISTORICAL SELECTED FINANCIAL DATA


    The following table sets forth certain financial data concerning Pioneer. The selected historical financial data for the year ended December 31, 1997 is derived from the audited financial statements of Pioneer, including notes thereto and the selected financial data for each of the two years ended December 31, 1996 is derived from the unaudited compiled financial statements of Pioneer. The unaudited compiled financial statements reflect, in the opinion of management, all adjustments of a normal reoccurring nature necessary for a fair presentation of financial condition and results of operations. This information should be read in conjunction with the financial statements of Pioneer, the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations appearing elsewhere in this Proxy Statement-Prospectus.


                                                                             YEAR ENDED DECEMBER 31,
                                                            ------------------------------------------------------
                                                              1997                   1996                    1995
                                                             ------                 -------                 ------
                                                                                   (Unaudited)             (Unaudited)
                                                            (Dollars in thousands, except share and per share data)
OPERATING DATA:
Interest income.......................................       $9,801                  $7,573                 $5,790
Interest expense......................................        3,563                   2,493                  1,732
                                                             ------                  ------                 ------
Net interest income...................................        6,238                   5,080                  4,058
Provision for loan losses.............................           30                      75                    109
                                                             ------                  ------                 ------
Net interest income after provision for
   loan losses........................................        6,208                   5,005                  3,949
Noninterest income....................................        1,183                   1,019                    890
Noninterest expense...................................        4,251                   3,378                  2,755
                                                             ------                  ------                 ------
Income before income taxes, extraordinary item
  and cumulative effect of accounting change..........        3,140                   2,646                  2,084
Provision for income taxes............................        1,085                     922                    770
                                                             ------                  ------                 ------
Income before extraordinary item and
   cumulative effect of accounting change.............        2,055                   1,724                  1,314
Extraordinary item....................................            0                       0                      0
Cumulative effect of accounting change................            0                       0                      0
Net income............................................        2,055                   1,724                  1,314
                                                             ------                  ------                 ------
Dividends on preferred stock..........................          N/A                     N/A                    N/A
Net income applicable to common equity................       $2,055                  $1,724                 $1,314
                                                             ------                  ------                 ------
                                                             ------                  ------                 ------
Earnings per common and common
   equivalent share:
Basic.................................................       $41.10                  $34.47                 $26.28
Diluted...............................................       $41.10                  $34.47                 $26.28
                                                             ------                  ------                 ------
                                                             ------                  ------                 ------
Average common and common equivalent
  shares outstanding:
  Basic...............................................       50,000                  50,000                 50,000
  Diluted.............................................       50,000                  50,000                 50,000

OPERATING RATIOS AND OTHER DATA:
Return on average assets .............................         1.85                    2.01                   2.05
Return on average common shareholders'
  equity .............................................        25.21                   26.70                  26.22
Net interest margin ..................................         6.15                    6.56                   7.06
Net charge-offs (recoveries) to average loans ........         0.04                    0.07                   0.04



                                                                             YEAR ENDED DECEMBER 31,
                                                            ---------------------------------------------------------
                                                              1997                   1996                  1995
                                                            --------               --------               -------
                                                                                  (Unaudited)            (Unaudited)
                                                                  (Dollars in thousands, except per share data)
FINANCIAL CONDITION DATA (END OF PERIOD):
Assets................................................      $ 130,412              $ 91,049               $ 79,231
Loans.................................................         82,711                66,385                  51,055
Investment securities (1).............................         14,730                10,609                   4,585
Deposits..............................................        121,071                83,583                  73,249
Long-term debt........................................              0                     0                       0


Preferred shareholders' equity........................              0                     0                       0
Common shareholders' equity...........................          8,845                 7,275                   5,643
Book value per common share...........................         176.91                145.51                  112.86
Tangible book value per common share..................         176.91                145.51                  112.86
Cash dividends per share..............................           9.70                  1.83                       0

FINANCIAL CONDITION RATIOS
  (END OF PERIOD):

Nonperforming assets to total loans and OREO..........           0.04%                 0.03%                   0.03%
Allowance for loan losses to total loans..............           0.61%                 0.76%                   0.92%
Allowance for loan losses to nonperforming loans......       1,625.81%             2,295.45%               3,357.14%

REGULATORY CAPITAL RATIOS:
 Tier 1 capital.......................................           9.77%                10.30%                  10.31%
 Total capital........................................          10.33%                11.02%                  11.17%
 Leverage ratio.......................................           7.97%                 8.49%                   8.79%

------------------------------------

(1)  Includes held-to-maturity securities.

                                       SPECIAL CONSIDERATIONS REGARDING CFB

         IN ADDITION TO THE OTHER INFORMATION IN THIS PROXY STATEMENT-PROSPECTUS, PIONEER'S SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS REGARDING CFB. THIS PROXY STATEMENT-PROSPECTUS, INCLUDING THE INFORMATION INCORPORATED BY REFERENCE HEREIN, MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE USE OF TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE FOLLOWING FACTORS AND OTHER FACTORS NOTED THROUGHOUT THIS PROXY STATEMENT-PROSPECTUS AND ANY DOCUMENT INCORPORATED BY REFERENCE INTO THIS PROXY STATEMENT- PROSPECTUS , AS WELL AS ANY EXHIBITS AND ATTACHMENTS TO THIS PROXY STATEMENT-PROSPECTUS, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER SIGNIFICANTLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS AS A RESULT, IN PART, OF THE RISK FACTORS SET FORTH BELOW. IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS WHICH APPEAR IN THESE DISCLOSURES, PIONEER'S SHAREHOLDERS SHOULD CAREFULLY REVIEW THE FACTORS SET FORTH BELOW.

RISKS INVOLVED IN ACQUISITION STRATEGY

         CFB's acquisitions will continue to present material risks. CFB has grown and intends to continue to grow primarily through acquisitions of banks and other financial institutions. Such acquisitions involve risks of adversely changing results of operations, unforeseen liabilities or asset quality problems of acquired entities and other conditions beyond the control of CFB, such as adverse personnel relations, loss of customers because of change of identity and deterioration in local economic conditions. In connection with the acquisition of financial institutions, CFB may from time to time acquire new businesses that are different from its core business of commercial banking and which present operating and strategic risks different from those confronted in its core business. These various acquisition risks can be heightened by larger transactions. To date, the acquisitions of the Bank One Branches, KeyBank Wyoming and Mountain Parks Financial Corp. represent the largest institutions acquired by CFB and have been completed at or near the same time as a number of other completed or proposed mergers. See "Recent Developments -- Pending Acquisitions."

         Managing growth through acquisitions, including integration and training of personnel, combination of office and operations procedures and related matters, is a difficult process. In connection with its recent significant acquisitions, CFB has experienced challenges with data and item processing conversion, management training, staffing and other operational integration areas. These issues have resulted in the need for management and support personnel to allocate increased time to the integration process, in some cases slowing the acquired institutions' marketing and business development efforts. Although CFB has taken steps to address the issues resulting from recent acquisitions, CFB may experience such issues in connection with future acquisitions, and there can be no assurance that these problems will not result in disruption or expense.

         CFB's management believes future growth in the assets and earnings of CFB will depend in significant part on consummation of further acquisitions. The ability of CFB to pursue this strategy depends in part on its capital position and, in the case of cash acquisitions, on its cash assets or ability to acquire cash. Further, acquisition candidates may not be available in the future on terms favorable to CFB. CFB must compete with a variety of individuals and institutions, including major regional bank holding companies, for suitable acquisition candidates. Although CFB has focused its attention on smaller markets, in which CFB believed there was less competition from the money center banks and major regional bank holding companies, CFB recently acquired operations in metropolitan areas. CFB may make further acquisitions of companies with operations in metropolitan areas, in which case it will face more competition for such acquisitions from larger institutions. Further, certain regional holding companies have focused in some cases on the smaller markets traditionally targeted by CFB, and there can be no assurance that the acquisition activities of competitors in these markets will not increase. Such competition is likely to affect CFB's ability to make acquisitions, increase the price that CFB pays for certain acquisitions and increase CFB's costs in analyzing possible acquisitions.

NEED FOR ADDITIONAL FINANCING

         CFB's ability to execute its business strategy depends to a significant degree on its ability to obtain additional indebtedness and equity capital. CFB has no other commitments for additional borrowings or sales of equity capital and there can be no assurance that CFB will be successful in consummating any such future financing transactions on terms satisfactory to CFB, if at all. Factors which could affect CFB's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the CFB's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond CFB's control. In addition, covenants under CFB's current and future debt securities and credit facilities may significantly restrict CFB's ability to incur additional indebtedness and to issue preferred stock.

YEAR 2000 ISSUE

         CFB is evaluating the potential impact of what is commonly referred to as the "Year 2000" issue, concerning the inability of certain information systems to properly recognize and process dates containing the year 2000 and beyond. If not corrected, these systems could fail or create erroneous results. CFB is in the process of determining which of its systems, if any, may present Year 2000 issues, the magnitude of these issues, and the steps that may be necessary to correct them. Therefore, the potential liabilities and costs associated with Year 2000 compliance cannot be estimated with certainty at this time. Regardless of the Year 2000 compliance of CFB's systems, there can be no assurance that CFB will not be adversely affected by the failure of others to become Year 2000 compliant. Such risks may include potential losses related to loans made to third parties whose businesses are adversely affected by the Year 2000 issue, the disruption or inaccuracy of data provided by non-Year 2000 compliant third parties and business disruption caused by the failure of service providers, such as security and data processing companies, to become Year 2000 compliant. Because of these uncertainties, there can be no assurance that the Year 2000 issue will not have a material financial impact in any future period.

REGULATION

         As a bank holding company, CFB is subject to extensive regulation by the Federal Reserve Board. This regulation limits the manner in which CFB and the CFB Banks conduct their businesses and obtain financing and is designed primarily to protect depositors and not to benefit holders of securities of financial institutions. In addition, the CFB Banks are subject to extensive regulation by various federal and state regulatory authorities. The banking industry is subject to changing laws and regulations. Recent trends have steadily expanded the geographic scope of services that may be offered by the banking industry and have allowed additional competition in many geographic regions. In September 1994, the Interstate Banking and Branching Efficiency Act of 1994 ("IBBEA") was enacted. The IBBEA largely eliminated restrictions on interstate banking and since June 1, 1997 has permitted interstate branching, subject to certain options which states were able to enact by law. Most states have adopted implementing legislation. Certain aspects of the IBBEA were clarified and amended in 1997, with the passage of the Riegle-Neal Clarification Act. The Economics Growth and Regulatory Paperwork Reduction Act of 1996 ("EGRPRA") streamlined application processes and eased regulations in several areas, facilitating acquisitions and expansion of non-banking activities. The IBBEA and EGRPRA may increase competition by both out-of-state and in-state banking organizations or by other financial institutions. There can be no assurance that implementation of and changes in laws and regulations affecting banking will not adversely affect CFB. See Item 1 of CFB's Annual Report on Form 10-K for the year ended December 31, 1997, as amended, under the caption "Supervision and Regulation."

KEY PERSONNEL

         Continued profitability of the CFB Banks and CFB are dependent on a limited number of key persons, including Donald R. Mengedoth, the President and Chief Executive Officer, Mark A. Anderson, the Executive Vice President, Chief Financial Officer and Chief Information Officer, Ronald K. Strand, the
Executive Vice President, Banking Group, and David E. Groshong, the Executive Vice President, Financial Services, of CFB. There would likely be a difficult transition period in case the services of any of these individuals were lost to CFB because of death or other reasons. There is no assurance that CFB will be able to retain its current key personnel or attract additional qualified key persons as needed.

COMPETITION

         Banking is a highly competitive industry. The CFB Banks compete directly with other banks, and lending and financial institutions in their local communities. The CFB Banks also compete indirectly with regional and national financial institutions, especially in larger metropolitan market areas in which CFB has increased its operations as a result of recent acquisitions. Further, changes in government regulation of banking, particularly recent legislation which removes restrictions on interstate banking and permits interstate branching, are likely to increase competition by out-of-state banking organizations or by other financial institutions in CFB's smaller markets as well as its metropolitan market areas.

STATUS OF CFB COMMON STOCK

         CFB's Board of Directors is authorized, without stockholder approval, to issue debt instruments or shares of classes or series of preferred stock with terms and conditions to be determined by the Board of Directors, subject to certain limitations. CFB is party to a shareholders' rights agreement which could in certain circumstances serve as a deterrent against a possible change of control not approved by CFB's Board of Directors. See "Material Differences in Rights of Pioneer Shareholders -- Anti-Takeover Provisions."

                                         RECENT DEVELOPMENTS REGARDING CFB

PENDING ACQUISITIONS

         CFB is in the process of completing the acquisitions described below, in addition to the acquisition of Pioneer.

         FNB, INC. On January 14, 1998, CFB signed a definitive merger agreement with FNB, Inc. ("FNB"), a two-bank holding company headquartered in Greeley, Colorado. At December 31, 1997, FNB had total assets of $118 million and offices in Greeley and Fort Collins, Colorado. In the transaction, which is expected to be accounted for using the pooling of interests method of accounting, CFB will issue approximately 570,000 shares of common stock to holders of FNB common stock. The transaction is subject to regulatory approval and is expected to close during the second quarter of 1998.

         COMMUNITY BANCORP, INC. On January 9, 1998, CFB signed a definitive merger agreement with Community Bancorp, Inc. ("CBI"), a one-bank holding company headquartered in Thornton, Colorado. At December 31, 1997, CBI had total assets of $78 million and offices in Thornton and Arvada, Colorado. In the transaction, which is expected to be accounted for using the pooling of interests method of accounting, CFB will issue approximately 452,000 shares of common stock to holders of CBI common stock. The transaction is subject to regulatory approval and is expected to close during the second quarter of 1998.

RECENT SIGNIFICANT ACQUISITIONS

         BANK ONE BRANCHES. On January 23, 1998, CFB acquired 37 banking offices located in Arizona, Colorado and Utah (the "Bank One Branches") from three subsidiary banks of Banc One Corporation (the "Bank One Banks"). At closing, the Bank One Branches had total deposits of approximately $730 million and loans of approximately $61 million. CFB paid a purchase price premium of approximately $43.8 million, equal to 6% of the deposits of the Bank One Branches at closing. The acquisition was accounted for as an acquisition of assets and assumption of liabilities and resulted in the recognition by CFB of deposit-based intangibles in an amount equal to the purchase price premium of approximately $43.8 million. Following the closing, the 25 Arizona offices and four Utah offices acquired from the Bank One Banks were merged into the Republic bank in Phoenix, Arizona that was recently acquired by CFB. The eight acquired Colorado offices were merged into CFB's existing Colorado affiliate bank. On January 28, 1998, CFB signed an agreement to sell one of the former Bank One Branches located in Colorado.

         FIRST NATIONAL SUMMIT BANKSHARES, INC. AND REPUBLIC NATIONAL BANCORP, INC. On December 1 and November 24, 1997, respectively, CFB acquired First National Summit Bankshares, Inc., Gunnison, Colorado ("Summit") and Republic National Bancorp, Inc., Phoenix, Arizona ("Republic"). At closing, Summit had total assets of approximately $90 million, deposits of approximately $82 million and banking offices in five Colorado communities, and Republic had total assets of approximately $54 million, deposits of approximately $49 million and one banking office in Phoenix, Arizona. In connection with the Summit and Republic mergers, CFB issued 368,000 shares of its common stock to the holders of Republic common stock and 314,800 shares of its common stock to the holders of Summit common stock, respectively. In addition, the former holders of Summit preferred stock received, in the aggregate, $1 million in cash for their preferred stock surrendered in the merger plus accrued but unpaid dividends. Each of these business combinations was accounted for as a pooling of interests.

         KEYBANK NATIONAL ASSOCIATION. On July 14, 1997, CFB purchased KeyBank National Association, Cheyenne, Wyoming ("KeyBank Wyoming"), from KeyCorp, its parent corporation, ("KeyCorp"), for a purchase price of $135 million. KeyBank Wyoming has been renamed "Community First National Bank." At closing, KeyBank Wyoming had total assets of approximately $1.1 billion and 28 banking offices located in 24 communities in Wyoming, including Cheyenne, Laramie, Casper, Sheridan and Jackson. CFB believes its Wyoming banking network is the largest in Wyoming, providing a full range of commercial and consumer banking services throughout the state. The transaction was accounted for as a business combination using the purchase method of accounting and resulted in the recognition of goodwill by CFB of approximately $60 million.

         MOUNTAIN PARKS FINANCIAL CORP. On December 18, 1996, CFB acquired Mountain Parks Financial Corp. ("Mountain Parks"), a bank holding company that operated a state chartered bank with full service commercial banking facilities in 17 Colorado communities. The facilities in two of these communities were sold following the acquisition. At September 30, 1996, Mountain Parks had total assets of approximately $600 million. CFB issued approximately 5.2 million shares of common stock for a total transaction value of approximately $142.2 million, based on market value of the shares as of the date of closing. The transaction was a business combination accounted for as a pooling of interests.

                                                GENERAL INFORMATION

         This Proxy Statement-Prospectus is being furnished to the shareholders of Pioneer in connection with the solicitation by the Board of Directors of Pioneer of proxies to be voted at the Pioneer Special Meeting of Shareholders to be held on _________, ___________, 1998 at _____ a.m., local time, and at any and all adjournments thereof. This Proxy Statement-Prospectus and the enclosed form of proxy are first being sent to shareholders of Pioneer on or about ___________, 1998.

PURPOSE OF THE SPECIAL MEETING

         At the Special Meeting, holders of Pioneer Common Stock will be asked to consider and vote upon the Merger Agreement providing for the Merger. A copy of the Merger Agreement is attached hereto as Appendix A. If any other matters are properly presented at the Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the Special Meeting to another time or place, the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

         Pursuant to the Merger Agreement, each holder of Pioneer Common Stock will be entitled to receive, for each share of Pioneer Common Stock held at the Effective Time of the Merger (other than shares held by dissenting shareholders), a certain number of shares of CFB Common Stock, the number of such shares to be determined pursuant to a formula described more fully below. Cash will be paid in lieu of fractional shares. See "The Merger - Conversion of Pioneer Common Stock," "- Dissenters' Rights" and Article 113 of the COBCA attached hereto as Appendix B.

VOTE REQUIRED; SHARES ENTITLED TO VOTE

         The presence in person or by proxy of the holders of a majority of the outstanding shares of Pioneer Common Stock will constitute a quorum for the transaction of business at the Pioneer Special Meeting. APPROVAL OF THE MERGER WILL REQUIRE THE AFFIRMATIVE VOTE OF TWO-THIRDS OF THE OUTSTANDING SHARES OF PIONEER COMMON STOCK. Holders of record of Pioneer Common Stock at the close of business on ______________, 1998 are entitled to receive notice of, and to vote at, the Pioneer Special Meeting. At the close of business on ___________, 1998, there were 50,000 shares of Pioneer Common Stock outstanding. Each share of Pioneer Common Stock will be entitled to one vote.

         As of the Record Date, directors and officers of Pioneer and their affiliates owned beneficially all 50,000 shares of outstanding Pioneer Common Stock.

VOTING AND REVOCATION OF THE PROXIES

         The Board of Directors of Pioneer has unanimously approved the Merger. Pioneer Common shareholders are solicited on behalf of the Board of Directors of Pioneer to SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ACCOMPANYING ENVELOPE. No postage is required if mailed within the United States. Shares represented by proxies properly signed, dated and returned will be voted at the applicable Special Meeting in accordance with the instructions set forth therein. If a proxy is properly signed but contains no such instructions, the shares represented thereby will be voted FOR the Merger and at the discretion of the proxyholders as to any other matters which may properly come before the Special Meeting. If an executed proxy card is returned by a broker holding shares of Pioneer Common Stock in street name which indicates that the broker does not have discretionary authority as to certain shares to vote on any matter, or if a Pioneer shareholder abstains from voting on any proposal, the shares represented by such proxy will be considered present at the Special Meeting for purposes of determining a quorum and for purposes of calculating the vote, but will not be voted with respect to such matter. Because the Merger requires the affirmative vote of two-thirds of the total number of outstanding shares of Pioneer Common Stock entitled to vote at the Special Meeting, abstentions and "broker non-votes" will have the same effect as votes against the proposal.

         Each proxy may be revoked at any time before it is voted by executing and returning a proxy bearing a later date, by giving written notice of revocation to the Secretary of the Special Meeting or by attending the Special Meeting and voting in person.

         PIONEER SHAREHOLDERS SHOULD NOT SEND THEIR STOCK CERTIFICATES WITH THEIR PROXY CARDS. See "The Merger - Delivery of CFB Common Stock."

SOLICITATION OF PROXIES

         Following the mailing of proxy soliciting materials, directors, officers and employees of Pioneer (who will not be specifically compensated for such services) may solicit proxies by mail, telephone, telegraph and personal interviews. Pioneer will bear the expenses of proxy solicitation, including reimbursement of reasonable out-of-pocket expenses incurred by brokerage houses and other custodians, nominees and fiduciaries in forwarding proxy soliciting material to the beneficial owners of stock held of record by such persons.

                                         MARKET PRICES AND DIVIDEND POLICY


MARKET FOR CFB COMMON STOCK

         CFB Common Stock has been traded in the Nasdaq National Market System under the symbol CFBX since the initial public offering on August 13, 1991. The first public announcement of the proposed Merger was made during the trading day on November 7, 1997. On that date and on _________, 1998, the closing sales price per share of CFB Common Stock as quoted on the Nasdaq National Market System was $47.625 and $______, respectively.

MARKET FOR PIONEER COMMON STOCK

         Pioneer Common Stock is not traded on any established public trading market or in the over-the-counter market. Pioneer is aware of only isolated transactions involving the sale of Pioneer Common Stock. The prices for Pioneer Common Stock in such transactions are not considered indicative of prices that could be obtained in an active market involving a substantial number of shares.

SHAREHOLDER DATA

         As of March 6, 1998, there were approximately 1,300 owners of record of CFB Common Stock and an estimated 7,000 additional beneficial shareholders whose stock was held in street name by brokerage houses.

         As of March 31, 1998, there were 4 owners of record of Pioneer Common Stock. See "Pioneer's Principal Shareholders and Security Ownership of Management."

CFB COMMON STOCK DIVIDEND PAYMENT HISTORY AND RESTRICTIONS

         Since its initial public offering in August, 1991, CFB has paid quarterly cash dividends on the CFB Common Stock. The final determination of the timing, amount and payment of dividends on the CFB Common Stock is at the discretion of the CFB Board of Directors and will depend on conditions then existing, including CFB's profitability, financial condition, capital requirements and other relevant factors, including the restrictions described below. The principal source of CFB's income (including the funds needed to pay dividends on the CFB Common Stock) is dividends from the CFB Banks. The payment of dividends by the CFB Banks is subject to certain restrictions imposed by federal and state banking laws and regulations.

         CFB's ability to pay cash dividends on the CFB Common Stock is also subject to statutory restrictions and restrictions arising under the terms of its outstanding securities. Under applicable law, cash dividends may be paid only from surplus, or, if there is no surplus, from net profits earned in the current and/or preceding fiscal year. Applicable federal regulation of bank holding companies may also impose restrictions on the ability of a bank holding company to pay dividends. CFB does not believe that Delaware corporate law, applicable banking law, or the terms of its securities will materially inhibit its plans to pay cash dividends on the CFB Common Stock for the foreseeable future.

PIONEER DIVIDEND POLICY AND PAYMENT HISTORY

         The Merger Agreement prohibits Pioneer from declaring and paying dividends after the Determination Date (as defined below under "The Merger - Conversion of Pioneer Common Stock"). Pioneer does not intend to pay a dividend during the term of the Merger Agreement.

                                                    THE MERGER

         THE FOLLOWING DESCRIPTION CONTAINS, AMONG OTHER INFORMATION, SUMMARIES OF CERTAIN PROVISIONS OF THE MERGER AGREEMENT AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT THEREOF, A COPY OF WHICH IS REPRODUCED AS APPENDIX A TO THIS PROXY STATEMENT-PROSPECTUS AND INCORPORATED HEREIN BY REFERENCE.

GENERAL

         CFB and Pioneer have entered into the Merger Agreement, which provides that Pioneer will be merged with and into the Acquisition Subsidiary of CFB. The Merger Agreement provides that each outstanding share of Pioneer Common Stock, other than shares held by shareholders who perfect statutory dissenters' rights, will be converted at the Effective Time of the Merger into shares of CFB Common Stock, the number of which will be determined by a formula set forth in the Merger Agreement and more fully described below. See "The Merger - Conversion of Pioneer Common Stock." Subject to the terms and conditions of the Merger Agreement, the Effective Time of the Merger will be on the date the Office of the Comptroller of the Currency declares the merger effective after final approval of the transaction. It is presently contemplated that the Effective Time of the Merger will be as soon as practicable after shareholder approval of the Merger.

BACKGROUND OF THE MERGER

         The terms and conditions of the Merger Agreement were determined through arms-length negotiation between the managements and respective Boards of Directors of CFB and Pioneer. The following is a brief summary of those negotiations. In May 1995, the Board of Directors of Pioneer began considering options regarding the potential sale of Pioneer. These discussions intensified following a change in Colorado law effective January 1, 1997 which allows branch banking. James Haas, the Chairman of Pioneer's Board, had a number of discussions with various representatives of Mountain Parks Financial Corporation during this time frame regarding a possible sale of Pioneer. Mountain Parks Financial Corporation was subsequently purchased by CFB in December 1996 and various representatives of Mountain Parks shared with CFB that Pioneer might be interested in a possible acquisition. In early 1997, representatives of Pioneer and CFB engaged in preliminary discussions regarding a possible acquisition, although such discussions were suspended shortly thereafter. CFB again approached Pioneer in July 1997, and the parties signed a non-disclosure and due diligence agreement on August 7, 1997. A proposed letter of intent was given by CFB to Pioneer on the same day. After discussion, CFB presented a revised letter of intent dated August 19, 1997, which was executed by Pioneer on August 25, 1997. CFB performed its due diligence investigation of Pioneer in September 1997 and the parties negotiated the terms and conditions of the Merger Agreement during October 1997. The Pioneer Board of Directors authorized Daniel Allen to execute the Merger Agreement on October 31 and it was signed by both parties on November 6, 1997. The Merger Agreement was subsequently amended on December 19, 1997.

REASONS FOR THE MERGER

         The Pioneer Board of Directors believes the Merger with CFB is in the best interests of the Pioneer shareholders. After careful consideration and review, the Pioneer Board reached its decision based on an analysis of the following critical factors:

         o With the rapidly changing environment in the banking industry, Pioneer would benefit from an association with a larger banking organization and its resources.

         o A business combination with a larger bank holding company would likely be the most advantageous method for maximizing shareholder value.

         o CFB's offer provides greater economic value to Pioneer shareholders than Pioneer would likely be able to generate in the foreseeable future by remaining independent, which value the Pioneer Board deemed greater than the other offers received by Pioneer.


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



         o The Pioneer Board analyzed the possible impact of the pending changes in the Colorado branch banking operation laws and the likelihood of an impact of increased competition from lower cost, non-capitalized branches operating in the markets of the Bank.

         o The Pioneer Board analyzed the present market and price being paid for bank stocks as a whole.

         o The Pioneer Board analyzed the business, financial condition, results of operations and prospects of Pioneer on a stand-alone basis and a pro-forma basis, assuming a combination of Pioneer with CFB. The combined basis appeared to the Pioneer Board to be favorable to the Pioneer shareholders.

         o CFB's offer involved a merger on a tax-free basis, giving Pioneer shareholders the option of either continuing to participate as a shareholder in a larger, more geographically diverse regional banking organization or liquidating their investment by selling their shares of CFB Common Stock, which is publicly traded on the Nasdaq National Market, unlike Pioneer Common Stock, for which there is no trading market.

         o The Pioneer Board analyzed the combined strengths of Pioneer and CFB in servicing the needs of the communities in Pioneer's markets, CFB's management ability and the compatibility of Pioneer's and CFB's operating philosophies.

         o Pioneer's Board also considered the current market price of CFB Common Stock, CFB's dividend payment history, book value and recent earnings, the terms of the Merger Agreement and other factors.

         Based on all of these factors and without attributing relative weights to any of the foregoing, the Pioneer Board unanimously recommends that the shareholders of Pioneer vote for approval of the Merger.

EFFECTIVE TIME OF THE MERGER

         Subject to the terms and conditions of the Merger Agreement, the Effective Time of the Merger will be on the date declared effective by the Office of the Comptroller of the Currency ("OCC"). Such declaration shall be made following the issuance of the final approval of the transaction by the OCC. The parties have agreed to use their best efforts to cause the Merger to be completed within thirty business days after the satisfaction or waiver of the conditions set forth in the Merger Agreement. The parties expect the Merger to become effective as soon as practicable following approval of the Merger by the shareholders of Pioneer.

CONSEQUENCES OF THE MERGER

         At the Effective Time of the Merger, Pioneer will merge with and into the Acquisition Subsidiary. The surviving national banking association will be a wholly-owned subsidiary of CFB and the separate existence of Pioneer shall cease. All properties and assets of every kind held by Pioneer at the Effective Time of the Merger will become properties and assets of the national bank and the new bank will become liable for all of the debts, liabilities and other obligations of Pioneer. CFB will conduct its business under its existing Certificate of Incorporation and Bylaws. The Board of Directors of CFB will consist of the existing directors of CFB. The officers of CFB will be designated by its Board. Initially such officers will consist of the current officers of CFB. At the Effective Time of the Merger, the holders of certificates representing shares of Pioneer Common Stock will cease to have any rights as shareholders of Pioneer except such rights, if any, as they may have as a dissenter from the Merger and their sole rights shall be their right to receive
(i) the number of whole shares of CFB Common Stock into which their shares of Pioneer Common Stock have been converted in the Merger (as discussed below), and
(ii) the cash value of any fraction of a share of CFB Common Stock into which their shares of Pioneer Common Stock have been converted.


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



CONVERSION OF PIONEER COMMON STOCK

         At the Effective Time of the Merger, each share of Pioneer Common Stock which is not owned by a shareholder exercising dissenter's rights will be converted at the Exchange Rate into a certain number of shares of CFB Common Stock, determined as described in this section. Estimates of the Exchange Rate given various assumptions are set forth in Appendix D.

         Under the Merger Agreement, all of the issued and outstanding shares of Pioneer Common Stock and any outstanding options, warrants or other rights to Pioneer Common Stock shall be exchanged for 700,000 shares of CFB Common Stock. This Exchange Rate is subject to adjustment based on CFB Trading Value and based upon Pioneer Value.

         The "Trading Value" of the CFB Common Stock shall be the average of the per-share closing price for the CFB Common Stock as reported by the NASDAQ National Market for the 20 trading days ending at the end of the fourth trading day immediately preceding the Closing Date. Calculations will be rounded to three decimal places. If the CFB Trading Value is less than or equal to $52.50 per share, then the Exchange Rate shall be as set forth above. If the CFB Trading Value is greater than $52.50 per share, then the Exchange Rate shall be reduced so that the product of the CFB Trading Value multiplied by the Exchange Rate shall be $36,750,000.

         The "Pioneer Value" is calculated by using financial statements prepared by Pioneer that will be dated as of the last day of the month immediately preceding the Effective Time of the Merger (the "Determination Date"), which financial statements will be provided to CFB and its auditors, and which financial statements shall include a consolidated balance sheet of Pioneer (the "Determination Date Balance Sheet"). The "Pioneer Value" shall be equal to the total consolidated assets of Pioneer minus the sum of the total consolidated liabilities of Pioneer, as reflected on the Determination Date Balance Sheet. Total consolidated liabilities of Pioneer shall include, without limitation, provisions for taxes and the expenses of the preparation of the final tax return for Pioneer. Certain non-recurring expenses of Pioneer to consummate the Merger, currently estimated to be $35,000, will be the responsibility of Pioneer and will have the effect of reducing the Pioneer Value. If the Pioneer Value is greater than $8,100,000, at Pioneer's election, either (i) the difference will be paid by special dividend to Pioneer's shareholders immediately prior to the Determination Date or (ii) the Exchange Rate shall be subject to increase to be determined by subtracting the difference between the Pioneer Value and $8,100,000 and then dividing such difference by the CFB Trading Value.

         CFB and Pioneer agreed upon this formula in order to ensure that the shares of Pioneer Common Stock are valued fairly to both Pioneer shareholders and to CFB. If the Trading Value of the CFB Common Stock is greater than $52.50, then under the formula described above, the number of shares of CFB Common Stock received by Pioneer shareholders for the share of Pioneer Common Stock will decline. Pioneer Shareholders should note that virtually all components of the Pioneer Value used in the above calculation may fluctuate and will not be determined until after the Special Meeting of Shareholders. If the CFB Trading Value is less than $46.00, then Pioneer shall have the right to terminate the transaction. Similarly, if the Pioneer Value is less than $8,100,000, then CFB shall have the right to terminate the transaction.

         No fractional shares of CFB Common Stock will be issued in connection with the Merger, but in lieu thereof each holder of shares of Pioneer Common Stock otherwise entitled to a fraction of a share of CFB Common Stock will be paid in cash. The amount paid for a fractional share shall be an amount equal to such fraction multiplied by the Trading Value of the CFB Common Stock. No shareholder will be entitled to voting or other rights in respect of any fractional share.

DELIVERY OF CFB COMMON STOCK AND CASH CONSIDERATION

         Within five business days after the Closing Date, letters of transmittal will be mailed to each holder of Pioneer Common Stock. Each such holder will be requested to complete the letter of transmittal and return such letter, together with the stock certificates representing all of the shares of Pioneer Common Stock previously owned by such holder, to the exchange agent designated in the letter of transmittal (the "Exchange Agent"). The letter of transmittal will specify that delivery shall be effective and risk of loss and title to Pioneer certificates shall pass only upon delivery of the

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



certificates to the Exchange Agent and shall include instructions for effecting the surrender of the Pioneer Common Stock certificates in exchange for a certificate representing shares of CFB Common Stock and the cash to be paid in lieu of any fractional share. Certificates for CFB Common Stock will be delivered to or for the account of a holder of Pioneer Common Stock only after the Merger is consummated and the holder has surrendered to the Exchange Agent the old certificates for such holder's Pioneer Common Stock, accompanied by a duly executed letter of transmittal in proper form.

         At the Closing, CFB shall deposit with the Exchange Agent for the benefit of the holders of shares of Pioneer Common Stock, certificates dated the Closing Date representing the shares of CFB Common Stock and the cash to be paid in lieu of fractional shares to be issued and paid in exchange for the outstanding shares of Pioneer Common Stock.

         If CFB declares a dividend or makes any other distribution declared or made with respect to shares of CFB Common Stock to be issued or transferred to holders of Pioneer Common Stock, no such dividend or distribution will be paid or made to persons otherwise entitled to receive them until the certificates for their Pioneer Common Stock have been surrendered following the Closing Date. The Exchange Agent shall receive and hold such distributions in its name as agent. No interest will be paid on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to Pioneer shareholders. Holders of unsurrendered Pioneer Common Stock certificates shall not be entitled to vote at any meeting of CFB shareholders after the Closing Date until they have exchanged their Pioneer Common Stock certificates.

         No transfer taxes will be payable by Pioneer's shareholders in connection with the exchange of old certificates representing Pioneer Common Stock for new certificates representing CFB Common Stock except that if any new certificate is to be issued in a name other than that in which the Pioneer certificate surrendered in exchange therefor is registered, it will be a condition of such exchange that the person requesting such exchange pay to the Exchange Agent any transfer or other taxes required in connection therewith or satisfy the Exchange Agent that such tax has been paid or is not applicable. At the Effective Time of the Merger, the stock transfer books of Pioneer will be closed and no transfer of Pioneer Common Stock will thereafter be made on such books.

         PIONEER SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FORM AND INSTRUCTIONS.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         CFB and Pioneer expect that the Merger will be treated as a tax-free reorganization within the meaning of Section 368(a) of the Code and that for federal income tax purposes, no gain or loss will be recognized by any shareholder of Pioneer upon receipt of CFB Common Stock pursuant to the Merger, except upon receipt of cash in lieu of any fractional share interests of CFB Common Stock or the exercise of dissenters' rights. The Internal Revenue Service (the "Service") has not been and will not be asked to rule upon the tax consequences of the Merger. However, it is a condition to the consummation of the Merger that Pioneer receive the opinion of tax counsel that the Merger will qualify as a tax-free reorganization. The opinion is being supplied by Kane & Associates, P.C., the auditors for Pioneer, and will be addressed to Pioneer. The following summary of the material United States federal income tax consequences of the Merger is set forth in reliance upon that opinion. The conclusions discussed herein are based, in part, upon certain representations made by Pioneer and CFB. These conclusions also are based upon the Code, regulations now in effect thereunder, current administrative rulings practiced, and judicial authority, all of which are subject to change. An opinion of counsel is not binding upon the Service, and there can be no assurance, and none is hereby given, that the Service will not take a position contrary to one or more of the positions reflected herein or that the opinion will be upheld by the courts if challenged by the Service. EACH HOLDER OF PIONEER COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN TAX AND FINANCIAL ADVISORS AS TO THE EFFECT OF SUCH FEDERAL INCOME TAX CONSEQUENCES ON HIS OR HER OWN PARTICULAR FACTS OR CIRCUMSTANCES AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER FEDERAL TAX CONSEQUENCES ARISING OUT OF THE MERGER.

         Based upon the facts and representations provided to it, and subject to various assumptions and qualifications, Kane & Associates, P.C. will opine substantially to the effect that, with regard to the shareholders of Pioneer, the following federal income tax consequences will result from the Merger:


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



                  (i) The Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code;

                  (ii) CFB and Pioneer will each be a party to that reorganization within the meaning of Section 368(b) of the Code;

                  (iii) shareholders of Pioneer who exchanged their shares of Pioneer Common Stock for shares of CFB Common Stock will not recognize gain or loss, for purposes of federal income tax, except to the extent of the cash received in lieu of fractional shares; and

                  (iv) Pioneer will not recognize gain or loss, for purposes of federal income tax, as a result of the consummation of the Merger.

         The foregoing is only a general description of certain federal income tax consequences of the Merger and does not discuss all the tax considerations that may be relevant to particular Pioneer shareholders in light of their personal investment circumstances, or to certain types of shareholders that may be entitled to special treatment under the Code (such as insurance companies, dealers in securities, exempt organizations or foreign holders) or to shareholders of Pioneer who acquired their Pioneer Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The summary set forth above does not purport to be a complete analysis of all potential tax facts of the transactions contemplated by the Merger Agreement or the Merger itself. No information is provided herein with respect to the tax consequences, if any, of the Merger under state, local, foreign or other tax laws.

DISSENTERS' RIGHTS

         Any common shareholder of Pioneer may, as an alternative to receiving the consideration specified in the Merger Agreement, dissent from the Merger and obtain of the fair value of such shareholder's Pioneer Common Stock, pursuant to
Article 113 of the COBCA. "Fair Value" with respect to a dissenter's shares means the value of the shares immediately before the Effective Time of the Merger, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. Any Pioneer shareholder contemplating exercising the right to demand such payment should carefully review Article 113 of the COBCA, a copy of which is included as Appendix C to this Proxy Statement-Prospectus, and in particular the required procedural steps. A SHAREHOLDER WHO FAILS TO COMPLY WITH THESE PROCEDURAL REQUIREMENTS MAY LOSE THE RIGHT TO DISSENT.

         Set forth below, to be read in conjunction with the full text of
Article 113 of the COBCA, is a summary of the procedures relating to the exercise of dissenter's rights. The following summary does not purport to be complete and is qualified in its entirety by reference to Appendix C. As used in the following discussion, "Pioneer" means Pioneer before the Effective Time of the Merger and "CFB" as Pioneer's successor after the Effective Time of the Merger.

         A record shareholder may assert dissenter's rights as to fewer than all of the shares registered in his name only if such shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf such shareholder asserts dissenter's rights. In that event, such shareholder's rights shall be determined as if the shares as to which such shareholder dissents and such shareholder's other shares were registered in the name of different shareholders. A beneficial shareholder may assert dissenter's rights as to shares held on such shareholder's behalf only if such shareholder submits to the corporation a written consent by the record holder to the dissent not later than the time the beneficial shareholder asserts dissenter's rights and such shareholder does so with respect to all shares of which the shareholder is the beneficial owner or over which such shareholder has power to direct the vote.

         Any Pioneer shareholder who wishes to dissent must deliver to Pioneer, prior to the vote on the Merger Agreement, a written notice of intent to demand payment for such shareholder's shares if the Merger is effected. In addition, the shareholder must refrain from voting in favor of the Merger Agreement. A shareholder who fails to deliver the notice on time or who votes in favor of the Merger Agreement will not have any dissenter's rights. If a shareholder returns a signed proxy but does not specify a vote against approval of the Merger Agreement or a direction to abstain, the

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



proxy will be voted for approval of the Merger Agreement, which will have the effect of waiving that shareholder's dissenter's rights. If the Merger Agreement is approved by the required vote, Pioneer is required to deliver written dissenter's notice to all shareholders who timely gave notice of intent to demand payment and who did not vote in favor of the Merger Agreement. The notice must be sent no later than ten (10) days after the Merger Agreement is approved and must (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited, (ii) inform shareholders of uncertificated shares to what extent transfer of the shares will be restricted after payment is received, (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and that requires the person asserting dissenter's rights to certify whether or not such shareholder acquired beneficial ownership of the shares before that date, (iv) set a date by which Pioneer must receive the payment demand and certificates for certificated shares, which date shall not be less than 30 days after the date the required dissenter's notice is given, (v) may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to Pioneer that the beneficial shareholder and the record shareholder or record shareholders of all of the shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenter's rights as to all such shares as to which there is no limitation on the ability to exercise dissenter's rights, and (vi) be accompanied by a copy of Article 113 of the COBCA.

         A shareholder who is sent the dissenter's notice described above must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenter's notice, and deposit such shareholder certificates in accordance with the terms of the notice. A shareholder who does not demand payment or deposit certificates where and when required is not entitled to payment for such shareholder's shares. A shareholder who demands payment and deposits his certificates as requested by the dissenter's notice retains all rights of a shareholder until such shares are canceled or modified by the consummation of the Merger. Pioneer may restrict the transfer of uncertificated shares from the date of demand for payment until the Merger is consummated; however, the holder of uncertificated shares retains all other rights of a shareholder until those rights are canceled or modified by the consummation of the Merger. Except as provided in the following paragraph, as soon as the Merger is effected or upon receipt of the payment demand, Pioneer must pay each shareholder who has complied with the foregoing requirements the amount Pioneer estimates to be the Fair Value of the dissenter's shares, plus accrued interest. The payment must be accompanied by certain financial information concerning Pioneer, a statement of Pioneer's estimate of the Fair Value of the shares, an explanation of how the interest was calculated, a statement of the dissenter's rights to demand payment if the dissenter is dissatisfied with the payment or offer (as further described in the next paragraph), and a copy of Article 113 of the COBCA. If the Merger does not occur within 60 days after the date set in the dissenter's notice for demanding payment and depositing certificates, Pioneer must return the deposited certificates and release the transfer restrictions imposed on uncertificated shares. Notwithstanding the foregoing, Pioneer may elect to withhold payment from any dissenter with respect to shares which the dissenter or the person on whose behalf the dissenter acts was not the beneficial owner before November 7, 1997, the date of the first announcement to news media of the terms of the Merger. If Pioneer elects to withhold such payments, after the consummation of the Merger, Pioneer must estimate the Fair Value of the shares, plus accrued interest, and pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. Pioneer must send with its offer a statement of its estimate of Fair Value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment if the dissenter is dissatisfied with the offer.

         A dissenter may notify Pioneer in writing of the dissenter's own estimate of the Fair Value of the dissenter's shares and the amount of interest with respect thereto and may demand payment of the dissenter's estimate, less any previous payments or reject Pioneer's offer and demand payment of the Fair Value of the dissenter's shares and the interest due if (i) the dissenter believes the amount paid or offered is less than the Fair Value of the dissenter's shares or that the interest due is incorrectly calculated, (ii) Pioneer fails to make payment within 60 days after the date set for demanding payment, or (iii) Pioneer having failed to effect the Merger does not return the deposited certificates or release the transfer restrictions on uncertificated shares within 60 days after the date set for demanding payment. A dissenter waives the right to demand payment unless the dissenter notifies the corporation of his demand in writing within 30 days after Pioneer made or offered payment for the dissenter's shares.


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



         Within 60 days after such subsequent demand is submitted by a shareholder, if such demand remains unsettled, Pioneer is required to file in an appropriate court in Colorado a petition to determine the Fair Value of the shares and accrued interest. If Pioneer does not commence the proceeding within the 60-day period, it is to pay each dissenter whose demand remains unsettled the amount demanded. Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the Fair Value of the dissenter's shares, plus interest, exceeds the amount paid by Pioneer or for the Fair Value, plus accrued interest, of the dissenter's after-acquired shares for which Pioneer elected to withhold payment. The costs and expenses of any such court proceedings will be assessed against Pioneer, except that the court may access any part of those costs as an expense against all or some of the dissenters who are party to the proceeding and whose action in demanding payment in addition to that offered by Pioneer, the court finds to be arbitrary vexatious or not in good faith. The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against Pioneer and in favor of any or all of the dissenters if the court finds that Pioneer failed to comply substantially with the statutory requirements or against either Pioneer or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated and should not be assessed against Pioneer, it may award to the counsel reasonable fees to be paid out of the amount awarded to the dissenters who are benefitted.

         Pioneer shareholders considering exercising dissenter's rights should bear in mind that the Fair Value of their Pioneer Common Stock determined under
Article 113 of the COBCA could be more than, the same as, or less than the value of consideration they will receive pursuant to the Merger Agreement if they do not exercise their dissenter's rights.

REPRESENTATIONS AND WARRANTIES

         Pioneer and CFB have made customary warranties and representations to each other regarding, among other things, their businesses, assets, liabilities, financial condition and results of operations. Generally, warranties, representations and covenants will have no continuing legal effect after the Merger is consummated, except for certain provisions, such as (i) CFB's representation that, with certain exceptions, it has no plan or intention to dispose of any assets of Pioneer, and (ii) CFB's obligation to file certain reports with the Commission to permit affiliates of Pioneer to rely on certain exemptions in selling CFB Common Stock.

COVENANTS; CONDUCT OF PIONEER'S BUSINESS PENDING THE MERGER

         Pioneer has agreed, among other things, that prior to the Effective Time of the Merger, Pioneer will carry on its business in the usual and ordinary course. Pioneer has further agreed that it will not, among other things, (i) enter into any new material line of business, (ii) increase or decrease the current number of the directors of Pioneer, (iii) change its lending, investment, liability management or other material banking policies in any respect that is material to such party; or (iv) incur or commit to any capital expenditures (or any obligations of liabilities in connection therewith) other than capital expenditures (and obligations or liabilities in connection therewith) incurred or committed to in the ordinary course of business consistent with past practices.

         In addition, Pioneer has also agreed to refrain from taking certain actions, except with the prior written consent of CFB, including the following:
(i) selling any shares of its capital stock; (ii) redeeming any shares of its capital stock; (iii) certain reclassifications of its capital stock; (iv) borrowing for a material amount, except in the ordinary course of business; (v) discharging any lien or encumbrance on Pioneer's properties other than in the ordinary course of business; (vi) amending its articles of incorporation or bylaws; (vii) declaring or paying any dividends after the Determination Date;
(viii) mortgaging, pledging or subjecting to any lien or other encumbrance any of its assets except (a) in the ordinary course of business, (b) liens and encumbrances for current property taxes not yet due and payable and (c) liens and encumbrances which do not materially affect or interfere with the current use or ability to convey the property subject thereto or effected thereby; (ix) selling, assigning or transferring any tangible or intangible assets with a book value greater than $10,000 except in the ordinary course of business; (x) entering into any individual employment, agency or other contract or arrangement for the performance of personal services for an amount in excess of $10,000, except for service agreements in the ordinary course of business; (xi) canceling any material debt or claim or waiving any right of material value except in the ordinary course of business; (xii) repurchasing or entering into any agreement to repurchase all or any portion of any loan previously participated in any other financial institution other than loans repurchased in compliance with applicable laws and regulations; (xiii) originating any loan which is thereafter participated to another financial

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



institution providing for payment upon default on any basis other than pro rata;
(xiv) making or committing to make any further advances on any loan which is either in default or classified, whether such classification is a result of a federal or state bank regulatory examination or internal classification of substandard or lower by the Bank's officers or directors, unless the Bank is under a legal obligation to do so; (xv) (a) making or agreeing to make, any fully secured loan or increasing any existing fully secured loan for an amount in excess of $500,000 to any one borrower, unless such loan is made pursuant to a properly documented and legally enforceable commitment of the Bank to the borrower made prior to the date of the Merger Agreement; (b) making, or agreeing to make, any unsecured loan or increasing any unsecured loan by $50,000 or more, unless such loan is made pursuant to a properly documented and legally enforceable commitment of the Bank to the borrower made prior to the date of the Merger Agreement; (c) making, or agreeing to make, any new loan or advance on any existing loan except in conformity with the Bank's current loan policies; or
(d) making any change with respect to the terms of any existing loan, except in the ordinary course of business; with certain additional provisions applicable to the renewal of existing loans, advances under existing loans or increases to existing loans; (xvi) making or agreeing to make any loan to any Bank principal of or any person in violation of any state or federal law or regulation; (xvii) incurring any obligation or liability with respect to capital expenditures which exceed $10,000 for any single matter or $50,000 in the aggregate except for certain disclosed capital expenditures; (xviii) failing to timely pay and discharge all federal and state taxes and other accounts payable for which it is liable; (xix) paying or committing to pay any additional salary or other compensation to any of the banks, officers, directors or employees except as provided in certain employee plans or as may be fully accrued for on the Determination Date; (xx) entering into, adopting, amending, terminating, making or granting any increase above current funding levels in any of the Bank's plans, except as otherwise required under the Merger Agreement; (xxi) purchasing or selling any bonds or other investment securities without written consent of CFB or make or agreeing to make any investment in violation of any federal law or regulation, except that the Bank may purchase U.S. Treasury or agency securities with maturity dates of 36 months or less; (xxii) failing to charge and pay interest rates on loans and deposits, respectively, not materially inconsistent with practices in the Bank's marketplace; (xxiii) failing to use its reasonable efforts to comply with any law, rule, regulation or order applicable to the Bank if such failure would have a material adverse effect upon Pioneer; (xxiv) failing to make all appropriate and required transfers of the Bank's loan loss reserves based upon existing policies of the Bank or at the request of any regulatory agency; (xxv) changing any accounting methods, practices or procedures with respect to the accumulation and presentation of financial information, except as directed by applicable law or regulation or to confirm with accounting standards; (xxvi) failing to use reasonable efforts to obtain the consent or approvals required in order to permit a succession by the surviving corporation following the Merger to any obligation, right or interest of Pioneer under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument; or (xxvii) failing to maintain a reserve for losses and costs associated with certain litigation matters to the extent required by generally accepted accounting principles.

         Pioneer has also agreed with CFB that it will: (i) hold a special shareholder meeting to approve the Merger Agreement not later than forty-five
(45) days following the effective date of the Registration Statement; (ii) recommend by the affirmative vote of a majority of the Pioneer Board a vote in favor of approval of the Merger Agreement and use its best efforts to solicit proxies from its shareholders in favor of the Merger Agreement; (iii) provide relevant information for, and cooperate in the preparation of, the Registration Statement; (iv) hold in confidence all information concerning CFB furnished to Pioneer; (v) take certain action with respect to its employee benefit plans and employee compensation; (vi) with certain exceptions, not acquire a substantial equity interest or a substantial portion of the assets of another entity; (vii) maintain its current insurance coverage through the Effective Date; (viii) not take any action which would disqualify the merger as a pooling of interests for accounting purposes; (ix) prepare and submit certain statements to CFB; (x) not acquire any business or a substantial portion of the assets of any business except as disclosed or agreed to by CFB; and (xi) not solicit any inquiries or proposals from any person or entity for the merger, consolidation or acquisition of all or substantially all the assets of, or a substantial equity interest in, Pioneer, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal. Pioneer is required to notify CFB promptly upon receiving any such oral or written offer, giving all relevant details of such offer. Pioneer has received no such oral or written offer as of the date hereof.

         Pioneer and CFB have also agreed that between the date of the Merger Agreement and the Effective Time of the Merger, with certain exceptions, (i) neither party will amend its Certificate or Articles of Incorporation or Bylaws;
(ii) neither party shall take any action that is intended to result in any of the representations or warranties in the Merger Agreement to be untrue or that would adversely affect the ability of the parties to obtain the requisite regulatory approvals; (iii) Pioneer will have delivered to CFB within 30 days of the Merger Agreement, title insurance commitments for all Pioneer property located in the State of Colorado and (iv) Pioneer will have engaged an independent, qualified environmental engineering firm, acceptable to CFB, to conduct Phase I Hazardous Waste Assessments of all Pioneer properties. CFB and Pioneer have agreed to cooperate with each other in obtaining the requisite regulatory approvals and generally to afford to each other access to their books and records during each parties' normal business hours. In addition, Pioneer and CFB must use their reasonable best efforts to cause each director, executive officer or other person who may be deemed an "affiliate" (for purposes of Rule 145 under the Securities Act) of Pioneer or CFB to deliver to the other party at least 32 days prior to the Closing Date, a written agreement providing that the affiliate will not engage in certain transactions with respect to Pioneer Common Stock or CFB Common Stock held by the affiliate.

REGULATORY APPROVALS; CONDITIONS TO THE MERGER

         The Merger must be approved by applicable federal and state banking regulators and by the affirmative vote of a majority of the outstanding shares of Pioneer Common Stock. CFB submitted its application for approval of the Merger to the Federal Reserve Board, the applicable federal regulator, on February 13, 1998. Such approval was granted on March 11, 1998. CFB filed its application with the Division of Banking of the State of Colorado on February 13, 1998.
 When received, the approvals of these agencies reflect only the regulators' view that the transaction does not contravene the competitive standards of the law and is consistent with regulatory concerns relating to bank management and to the safety and soundness of the subject banking organizations and banks. Such approvals are not to be interpreted as an opinion by such regulators that the Merger is favorable to the shareholders of CFB or Pioneer from a financial point of view or that the regulators have considered the adequacy of the Exchange Rate. Such regulatory approvals in no way constitute an endorsement or recommendation of the Merger by such regulators.

         CFB and Pioneer's obligations to consummate the Merger are further subject to various other conditions set forth in the Merger Agreement, including, but not limited to: (i) the shares of CFB Common Stock issuable to the Pioneer shareholders pursuant to the Merger shall have been approved for listing on the NASDAQ National Market (ii) all consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental entity (collectively, the "Consents") which are prescribed by law as necessary for the consummation of the Merger and the other transactions contemplated pursuant to the Merger Agreement (other than immaterial Consents) shall have been filed, occurred or been obtained; (iii) the Registration Statement of which this Proxy Statement-Prospectus is a part shall have become effective under the Securities Act, and no stop order suspending the effectiveness of such Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission; (iv) no order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the transactions contemplated pursuant to the Merger Agreement shall be in effect, nor shall any proceeding by any governmental entity seeking any such Injunction be pending, and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, or enforced by any governmental entity which prohibits, restricts or makes illegal consummation of the Merger; (v) there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger or any of the transactions contemplated pursuant to the Merger Agreement, by any federal or state governmental entity which, in connection with the grant of a permit, consent or authorization by a governmental entity necessary to consummate the Merger (a "Requisite Regulatory Approval"), imposes any condition or restriction upon CFB, Pioneer, or any of their subsidiaries which would so materially adversely impact the economic or business benefits of the transaction contemplated by the Merger Agreement as to render inadvisable, in the reasonable business judgment of the Board of Directors of either CFB or Pioneer, the consummation of the Merger.

         The obligation of CFB to consummate the Merger is also subject to certain additional conditions set forth in the Merger Agreement, including but not limited to: (i) the continued accuracy of the representations and warranties of Pioneer set forth in the Merger Agreement; (ii) the performance by Pioneer in all material respects of its obligations required to be performed under the Merger Agreement; (iii) the Pioneer Value as of the Determination Date shall not be less than $8,100,000; (iv) the Pioneer Loan Loss Reserve shall have been supplemented by a transfer of $400,000 on or before the Determination Date; (v) CFB shall have received a letter from both Ernst & Young LLP expressing an opinion that the Merger shall qualify as a "pooling of interests" in accordance with generally accepted accounting principles and such opinion shall be supported by a letter from Pioneer's accountants delivered to Ernst & Young LLP and CFB confirming certain facts on behalf of Pioneer(see "Accounting Treatment" below); and (vi) CFB shall have received the opinion of Thomas L. Beckmann, counsel to Pioneer, in form and substance satisfactory to CFB.

         The obligation of Pioneer to consummate the Merger is also subject to certain additional conditions set forth in the Merger Agreement, including but not limited to: (i) the continued accuracy of the representations and warranties of CFB set forth in the Merger Agreement; (ii) the performance by CFB in all material respects of its obligations to be performed pursuant to the Merger Agreement; (iii) CFB shall have obtained the consent or approval of each person whose consent or approval shall be required in connection with the transactions contemplated thereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which CFB or any of its subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Pioneer, individually or in the aggregate, have a material adverse effect on CFB or upon the consummation of the transactions contemplated pursuant to the Merger Agreement; (iv) Pioneer shall have received the opinion of tax counsel to the effect that the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and that CFB and Pioneer will each be a party to that reorganization within the meaning of Section 368(b) of the Code and that shareholders of Pioneer who exchange their shares of the Pioneer Common Stock for shares of CFB Common Stock will not recognize a gain or loss, for purposes of federal income tax, except to the extent of the cash received in lieu of fractional shares; (v) Pioneer shall have received an opinion of CFB's legal counsel, Lindquist & Vennum P.L.L.P., confirming the due incorporation and good standing of CFB and the Acquisition Subsidiary and authority to consummate the transaction and that, when issued, the shares will be legally issued, fully paid and non-assessable.

AMENDMENT; WAIVER; TERMINATION

         The Merger Agreement may be amended by written instrument in such manner as may be agreed upon by the parties, whether before or after approval of the Merger by the shareholders of Pioneer, and any provision of the Merger Agreement may be waived by the party entitled to the benefit thereof; provided, however, that after the Special Meeting, no amendment may be made which by law requires further approval of Pioneer shareholders. Notice of any material amendment or modification will be sent to Pioneer shareholders.

         The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time of the Merger, notwithstanding approval of Pioneer's shareholders, only in the following circumstances: (i) the mutual consent of the Board of Directors of CFB and Pioneer; (ii) by either party if
(a) any Requisite Regulatory Approval shall have been denied or (b) any governmental entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger; (iii) by either party if the Effective Time of the Merger has not occurred by May 30,1998, unless such failure of consummation is due to the failure of the party seeking termination to perform or observe in all material respects the covenants and agreements to be performed or observed by it under the Merger Agreement;
(iv) by either party if the other party shall have materially breached any of the covenants and agreements contained in the Merger Agreement and such party does not cure such breach before the earliest of the Closing Date or within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party; (v) by Pioneer if the CFB Trading Value shall be less than $46.00 or (vi) by CFB in the event (a) CFB objects to certain exceptions in the attorney's title opinion or title insurance commitments delivered to CFB by Pioneer for all real property owned by Pioneer or the Bank and such objected to exceptions are not eliminated or satisfied to the reasonable satisfaction of CFB or (b) CFB does not approve the Phase I Hazardous Waste Assessment of all real property owned by Pioneer and the Bank and Pioneer does not correct or satisfy CFB's objections to the Assessment. Upon termination, the Merger Agreement shall become null and void and, with certain exceptions, shall have no effect, provided that no party will be relieved from liabilities arising out of a willful breach of the Merger Agreement.

EFFECT ON PIONEER EMPLOYEE BENEFIT PLANS

         Each person who is an employee of the Bank as of the Effective Time of the Merger ("Bank Employees") shall be participants in the employee welfare plans, and shall be eligible for participation in the pension plans of CFB, as in effect from time to time, subject to any eligibility requirements (with full credit for years of past service with the Bank, or to any predecessor-in-interest of the Bank to the extent such service is presently given credit under the current benefit plans of the Bank, for the purpose of satisfying any eligibility and vesting requirements) applicable to such plans (but not subject to any pre-existing condition exclusions). Such eligible employees shall enter each welfare plan immediately after the Effective Time of the Merger and shall enter each pension plan not later than the first day of the calendar quarter which begins at least 32 days after the Effective Time. For the purpose of determining each Bank Employee's benefit for the year in which the Merger occurs under the CFB vacation program, vacation taken by a Bank Employee in the year in which the Merger occurs will be deducted from the total CFB benefit. Each Bank Employee shall be eligible for participation, as a new employee, in the CFB Pension Plan under the terms thereof.

EXPENSES

         CFB and Pioneer will pay their own expenses in connection with the Merger and the transactions contemplated thereby, including professional fees. Pioneer has agreed to accrue on the Determination Date Balance Sheet all of the unpaid expenses relating to the Merger, including the cost of the preparation of the final tax return.

ACCOUNTING TREATMENT

         It is intended that the Merger will be accounted for using the pooling of interests method of accounting. CFB shall have received a letter, prior to consummation, from Ernst & Young LLP regarding such firm's concurrence with CFB management's and Pioneer management's conclusions, respectively, as to the appropriateness of pooling of interests accounting for the merger under Accounting principles Board Opinion No. 16 if closed and consummated in accordance with the Merger Agreement. Among other considerations, such letter will be subject to receipt by Ernst & Young LLP and CFB of a letter from Pioneer's independent auditors relating to the eligibility of Pioneer to qualify for pooling treatment and to the condition that less than 10% of the Merger Consideration will consist of cash, including (i) cash paid to holders of outstanding shares of Pioneer Common Stock who dissent from the proposed Merger and receive cash for their shares of Common Stock, and (ii) cash paid in the Merger in lieu of fractional shares of Pioneer Common Stock. In order to satisfy certain conditions precedent for the qualification of the Merger as a pooling of interests for accounting purposes, the affiliates of Pioneer will enter into agreements with CFB providing that each such person will not sell or otherwise reduce his or her risk relative to any shares of the CFB Common Stock received pursuant to the Merger until financial results covering at least 30 days of post-Merger combined operations are published or until such later time as such person is notified by CFB so as to ensure that the Merger qualifies as a pooling of interests for accounting purposes. Pursuant to the Merger Agreement, Pioneer has agreed that neither it nor the Bank shall take any action, with certain exceptions, which would disqualify the Merger as a pooling of interests for accounting purposes.

         Under pooling of interests accounting, as of the Effective Time of the Merger, the assets and liabilities of Pioneer will be added to those of CFB at their recorded book values and the shareholders' equity account of Pioneer will be included on CFB's consolidated balance sheet. The Merger will have an immaterial impact on the consolidated financial statements of CFB. Accordingly, the consolidated financial statements for preceding periods will not be restated.

         The unaudited pro forma combined financial data contained in this Proxy Statement-Prospectus has been prepared using the pooling of interests accounting method to account for the Merger. See "Summary - Historical and Pro Forma Comparative Unaudited Per Share Data."

INTERESTS OF CERTAIN PERSONS; CERTAIN TRANSACTIONS

         The Board of Directors of Pioneer is aware of the agreements and interests of certain persons in the Merger described below and considered them, among other matters, in recommending approval of the Merger and the transactions contemplated thereby.

         As of ____________, 1998, the officers and directors of Pioneer beneficially owned all 50,000 shares of outstanding Pioneer Common Stock. Pursuant to the Merger Agreement, the Board of Directors of Pioneer has agreed to use its best efforts to obtain the requisite shareholder approval. See "Principal Shareholders and Security Ownership of Management."

RESALE OF CFB COMMON STOCK

         The shares of CFB Common Stock issuable to common shareholders of Pioneer upon consummation of the Merger have been registered under the Securities Act of 1933, as amended (the "Securities Act"). Such shares may be traded without restriction on transferability by those shareholders not deemed to be "affiliates" of Pioneer or CFB as that term is defined in the rules under the Securities Act. "Affiliates" are generally defined as persons who control, are controlled by or are under common control with Pioneer or CFB at the time of the determination. Accordingly, "affiliates" generally will include directors and executive officers of Pioneer. CFB Common Stock received by those shareholders of Pioneer who are deemed to be "affiliates" of Pioneer or CFB may be resold without registration as provided for by Rules 144 and 145, or as otherwise permitted under the Securities Act; PROVIDED, that no such resale will be permitted until the public release by CFB of its financial results for a period that includes thirty days of combined operations following the Merger. Assuming CFB continues to be subject to, and complies with, the Exchange Act reporting requirements, Rule 145(d) allows limited resales by such affiliates without registration if the holder: (i) has held the shares of CFB Common Stock for one year and is not an affiliate of CFB at the time of sale; or (ii) has held the shares of CFB Common Stock for two years and has not been an affiliate of CFB for at least three months; or (iii) sells the shares in a Rule 144 brokers' transaction in the manner and subject to the quantity limitations of such rule. In the Merger Agreement, CFB has agreed to file all reports and data with the Commission necessary to permit the affiliates of Pioneer to sell the CFB Common Stock received by them in the Merger pursuant to Rules 144 and 145 under the Securities Act. This Proxy Statement-Prospectus does not cover any resales of CFB Common Stock received by affiliates of Pioneer, their family members or related interests. CFB Common Stock is traded in the Nasdaq National Market System under the symbol "CFBX." EACH SHAREHOLDER WHO MAY BE DEEMED TO BE AN AFFILIATE IS URGED TO CONSULT INDEPENDENT COUNSEL CONCERNING APPLICABLE RESTRICTIONS ON RESALE.

                                                BUSINESS OF PIONEER

GENERAL

         Pioneer Bank (the "Bank") was chartered in 1983. The Bank is headquartered in Longmont, Colorado, a community of approximately 55,000 located in Boulder County, Colorado. Major economic activities in the county included high technology development and manufacturing, general manufacturing and services.

         Because of this market, Pioneer is a small business and commercial retail services lender. As of December 31, 1997, Pioneer had $130 million in total assets and $68 million in commercial loans outstanding. Also, Pioneer is an active consumer lender, with $15 million in consumer loans at December 31, 1997. Pioneer also originates but generally does not hold long-term residential mortgage loans. Pioneer's loan-to-deposit ratio averaged 72% and the investment-to-asset ratio averaged 22% for 1997.

         EMPLOYEES. Pioneer has 63 employees consisting of 11 officers and 52 non-officers. Thirty three percent (33%) of the employees have been associated with the Bank for a minimum of three years.

MARKET PRICE OF AND DIVIDENDS ON PIONEER STOCK

         There is no established trading market for the Pioneer Common Stock. Pioneer is aware of only isolated transactions involving the sale of Pioneer Stock. The prices for Pioneer Stock in such transactions are not considered indicative of prices that could be attained on an active market involving a substantial number of shares. As of March 31, 1998, there were 4 shareholders of record of Pioneer Common Stock. Pioneer declared its most recent cash dividend of $210,000 ($4.20 per share of Pioneer Common Stock) on August 25, 1997.

INVESTMENT ACTIVITIES

         Pioneer relies on investment securities for 13% of its earning assets. These investments are concentrated in United States treasuries, federal agencies, mortgage-backed securities and, to a lesser degree, corporate and municipal bonds. Pioneer maintains a strong liquidity position through federal funds sold in short-term U.S. Treasury and agency securities.

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth certain information concerning the directors and executive officers of Pioneer:


         NAME                         AGE               POSITIONS HELD
         ----                         ---               ------------------------
         James O. Haas                52                Chairman of the Board
         Daniel L. Allen              45                President, CEO, Director
         Roger Kopman                 49                EVP, Director
         Stuart W. Losey              71                Director
         Roger E. Jurgens             57                Director

         JAMES O. HAAS, Chairman of the Board of Pioneer since 1990, is a graduate of the United States Military Academy at West Point, New York. His career includes employment as President and CEO of Barnes & Noble College Bookstores, headquartered in New York City, and President of ARA Services, Community and Schools Division. He was an organizer and past director of Carnegie Bank, Princeton, New Jersey, leaving that board in 1996.

         DANIEL L. ALLEN has been President and Chief Executive Officer of Pioneer since 1984. He is a graduate of the University of Utah, with a B.S. in Management and Finance, and completed the University of Colorado's Graduate School of Banking. Prior to joining Pioneer, he was senior lender at the Bank of Boulder, Boulder, Colorado.

         ROGER KOPMAN has been Executive Vice President of Pioneer since its founding in 1983. He received a B.S. in Economics from the University of Missouri and completed the University of Colorado's Graduate School of Banking. His responsibilities at Pioneer are operations, administration and investments. Prior to this employment with Pioneer, Mr. Kopman was Senior Vice President of operations for First National Bank, Westminster, Colorado, which he joined in 1973.

         STUART W. LOSEY is a retired Longmont, Colorado businessman who operated an automobile service business of over 30 years. He was one of the original shareholders of Pioneer, and has been a director since its founding in 1983. Mr. Losey has been active in a variety of community non-profit agencies, including an association with the Longs Peak Council of the Boy Scouts of America for over 50 years.

         ROGER E. JURGENS is a retired Longmont, Colorado orthodontist. He has served as a director of Pioneer since 1993 and is a past president of the Longmont Area Chamber of Commerce. Prior to moving to Longmont, Dr. Jurgens was in private practice in Lincoln, Nebraska, where he also taught at the University of Nebraska School of Dentistry and in the Orthodontics Department.

TRANSACTIONS WITH OFFICERS, DIRECTORS AND OTHER AFFILIATES

         Pioneer has entered into transactions with officers and directors and their affiliates on terms which management believes are comparable to those which Pioneer would have offered to other non-related third parties.

SUPERVISION AND REGULATION

         To the extent the information below consists of summaries of certain statutory provisions, it is qualified in its entirety by reference to the statutory provisions so described.

         Pioneer, as a Colorado non-member bank, is subject to the supervision and regulation of, and is regularly examined by the Division of Banking of the State of Colorado and ("Division") of the Federal Deposit Insurance Corporation ("FDIC"). Among the requirements and restrictions imposed upon Colorado banks are the requirements to maintain reserves against deposits, restrictions of nature and amounts of loans that may be made, restrictions relating to investments, opening of bank offices, and other activities. Colorado law prohibits the payment of dividends by national banks if such dividends would impair the bank's capital, or the bank's surplus is not equal to its common capital. In addition, approval of the Division is required prior to payment of dividends by a Colorado bank if the dividends declared in any year exceed the total of net profits for that year combined with retained net profits for the preceding two years, less any required transfers to surplus or to a fund for the retirement of preferred stock.

         Pioneer is required to comply with capital adequacy standards.
There are two basic measures of capital adequacy: a risk-based measure and a tier-one leverage measure.

         The risk-based capital measure was adopted to assist in the assessment of capital adequacy of financial institutions by (i) making regulatory capital requirements more sensitive to differences in risk portfolios among organizations, (ii) introducing off-balance sheet items into the assessment of capital adequacy, (iii) reducing dis-incentives to holding liquid, low-risk assets, and (iv) achieving greater consistency in evaluation of capital adequacy of major banking organizations throughout the world. The risk-based measures include both a definition of capital and a framework for calculating risk-weighted assets by assigning assets and off-balance sheet items to broad-risk categories. An institution's risk-based capital ratio is calculated by dividing its qualifying capital by its risk-weighted assets.

         An important component of qualifying capital is the core capital or tier-one capital. Tier-one capital for a national bank generally consists of
(i) common shareholders equity, (ii) non-cumulative perpetual preferred stock and related surplus, and (iii) minority interest in the equity accounts of consolidated subsidiaries, less good will. The tier-one component of an institution's qualifying capital must represent at least 50% of the qualifying total capital. Supplementary capital (tier-two capital) consists of such additional capital elements as (i) allowance for loan losses (subject to limitations); (ii) cumulative perpetual preferred stock, convertible preferred stock, and (iv) any related surplus (subject to certain conditions); (iii) hybrid capital instruments and mandatory convertible debt securities; and (iv) term subordinated debt and intermediate term preferred stock (subject to limitations). The maximum amount of tier-two capital that may be included in qualifying total capital is limited to 100% of tier-one capital (net of good will).

         Pioneer's risk-based capital ratios are reviewed by the Division and the FDIC by analysis of Pioneer's quarterly financial reports, review of any applications filed by Pioneer and through the examination process. Although the risk- based capital ratio focuses on broad categories of credit risk and, to a lesser extent, interest rate and market risk, the risk- based ratio does not incorporate other factors that can affect an organization's financial condition. These factors include overall interest rate exposure, liquidity, funding, and market risks; the quality and level of earnings; investment or loan portfolio concentration; the quality of loans and investments; the effectiveness of loan and investment policy; and management's ability to monitor and control financial and other operational risks.

         The primary federal regulatory agencies have also adopted a minimum leverage ratio, defined as a ratio of tier- one capital to total assets, which is intended to be used as a supplement to the risk-based capital measure. An institution must meet both capital adequacy standards to be in compliance. Banking organizations considered to be among the most highly rated, based upon examination results, must maintain a minimum leverage ratio of 3% and a minimum risk-based capital ratio of 8%. Banks that are not among the most highly rated are expected to maintain capital ratios of at least 100 to 200 basis points above the minimum levels.

         Pioneer is in compliance with all capital standards currently applicable to it.

         The deposits of Pioneer are insured under the provisions of the Federal Deposit Insurance Act. Pioneer is subject to assessments by the FDIC.

                               MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                      FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF PIONEER

BASIS OF PRESENTATION

         The following is Pioneer's management's discussion and analysis of the results of operations and the historical financial condition of Pioneer. This should be read in conjunction with Pioneer's audited and compiled (unaudited) financial statements and accompanying footnotes and other selected financial data presented elsewhere herein.

         The financial information discussed below reflects the operation of Pioneer. Pioneer began operations in 1983 as a bank.

RESULTS OF OPERATIONS

         EARNINGS PERFORMANCE. Pioneer earned $2,055,000 in 1997, $1,724,000 in 1996, and $1,314,000 in 1995. The increase in earnings from 1996 to 1997 is primarily attributed to increased loans. Earnings from 1995 to 1996 increased $410,000 and is primarily attributed to increased loans. The increase in net interest income during these years reflects the decreasing interest rate environment at that time and an aggressive search for quality loan growth. Net interest income increased 23% from 1996 to 1997, primarily due to increased lending activities.

         The following is a condensed summary of the statement of operations (dollars in thousands), along with selected profitability ratios:

                             PIONEER BANK OF LONGMONT
                              ANALYSIS OF NET INCOME

                                              YEAR ENDED DECEMBER 31,
                                        -----------------------------------
                                          1997           1996         1995
                                        --------       --------      ------
                                                       (Unaudited)   (Unaudited)
Net interest income................       $6,238        $5,080        $4,058
Provision for loan losses..........           30            75           109
Other operating income.............        1,183         1,019           890
Other operating expense............        4,251         3,378         2,755
Net income.........................        2,055         1,724         1,314


Return on average assets...........         1.85%         2.01%         2.05%
Return on average equity...........        25.21%        26.70%        26.22%
Dividend payout ratio..............        15.45%         3.46%            0%
Equity to assets...................         6.78%         7.99%         7.12%

         NET INTEREST INCOME. Net interest income is affected by changes in both interest rates and the volume of average earning assets and interest-bearing liabilities. The following table presents Pioneer's average balance sheets, interest earned or paid, and the related yields and rates on major categories of Pioneer's earning assets and interest-bearing liabilities for the periods indicated:

                             PIONEER BANK OF LONGMONT
                       ANALYSIS OF AVERAGE RATES AND BALANCES
                             YEARS ENDED DECEMBER 31,

                                              1997                             1996                           1995
                                ------------------------------    -----------------------------    -------------------------------
                                           Interest    Interest             Interest   Interest              Interest    Interest
                                 Average    Income/   Yields and   Average   Income/  Yields and   Average    Income/   Yields and
                                 BALANCE    EXPENSE    RATES (1)   BALANCE   EXPENSE   RATES (1)   BALANCE    EXPENSE    RATES (1)
                                 -------    -------    ---------   -------   -------   ---------   -------    -------    ---------
                                                                           (Unaudited)                      (Unaudited)
                                                                         (In thousands)
ASSETS

Loans (1)(2)..................  $ 77,513    $ 8,434    10.88%      $ 57,638  $ 6,476    11.24%     $44,302    $5,046      11.39%
Investment securities (2).....    12,862        780     6.06%         9,423      571     6.06%       5,275       303       5.74%
Other earning assets..........    11,087        587     5.29%        10,340      526     5.09%       7,930       441       5.56%
                                --------    -------                --------  -------               -------    ------
  Total interest earning
   assets.....................   101,462      9,801     9.66%        77,401    7,573     9.78%      57,507     5,790      10.07%
  Noninterest earning
    assets....................     9,579                              8,300                          6,716
                                --------                           --------                        -------
    Total assets..............  $111,041                           $ 85,701                        $64,223
                                --------                           --------                        -------
                                --------                           --------                        -------
LIABILITIES

Savings/int. bearing
 checking.....................  $ 39,380    $ 1,038     2.64%      $ 33,444  $   848     2.54%     $27,418    $  700       2.55%
Time deposits.................    44,277      2,525     5.70%        29,643    1,645     5.55%      18,237     1,032       5.66%
                                --------    -------                --------  -------               -------    ------
  Total interest bearing
   liabilities................    83,657      3,563     4.26%        63,087    2,493     3.95%      45,655     1,732       3.79%

Non-interest bearing
  demand accounts.............    19,232                             16,159                         13,557
Other non-interest bearing
  liabilities.................         0                                  0                              0
                                --------                           --------                        -------
    Total liabilities.........    19,232                             16,159                         13,557
Common Shareholders'
 equity.......................     8,152                              6,455                          5,011
                                --------                           --------                        -------
    Total liabilities &
     equity...................  $111,041                           $ 85,701                        $64,223
                                --------                           --------                        -------

Net interest income...........               $6,238                           $5,080                          $4,058
                                             ------                           ------                          ------
                                             ------                           ------                          ------

Net interest spread...........                          5.40%                          5.83%                  6.28%

Net interest margin (2).......                          6.15%                          6.56%                  7.06%

------------------------
(1)   Includes nonaccrual loans and loan fees.
(2) Net interest margin is the net yield on interest earning assets computed by dividing net interest income by average interest earning assets.

         The following table reflects changes in interest income and expense attributable to changes in volume and interest rates of significant interest-bearing assets and liabilities (in thousands):

                             PIONEER BANK OF LONGMONT
                      ANALYSIS OF VOLUME AND INTEREST RATES
                             YEARS ENDED DECEMBER 31,

                                          1997 COMPARED TO 1996          1996 COMPARED TO 1995
                                        -------------------------     --------------------------
                                         ATTRIBUTABLE TO CHANGE         ATTRIBUTABLE TO CHANGE
                                        -------------------------     --------------------------
                                         Total     in        in        Total       in        in
                                        CHANGE   VOLUME     RATE      CHANGE     VOLUME     RATE
                                        ------   -------    -----     ------    --------    ----
Interest Income:
Loans......................             $1,955    $2,162    $(207)      $1,404    $1,499    $(95)
Investment securities......                209       205       4           267       248     19
Other interest earning
 assets....................               64        40      24           112       121      (9)
                                        ------   -------    -----     ------    --------    ----
  Total interest income....              2,228     2,407     (179)       1,783     1,868     (85)

Interest Expense:

Savings/interest bearing
 deposits..................                190       157       33          148       152      (4)
Time deposits..............                880       834       46          613       633     (20)
Short term borrowings......                  0         0        0            0         0      0
Long term borrowings.......                  0         0        0            0         0       0
                                        ------   -------    -----     ------    --------    ----
  Total interest expense...              1,070       991       79          761       785     (24)

Increase (decrease) in net
  interest income..........             $1,158    $1,416    $(258)      $1,022    $1,083    $(61)
                                        ------   -------    -----     ------    --------    ----
                                        ------   -------    -----     ------    --------    ----

         The change in interest income/expense attributable to volume reflects the change in volume times the prior year's rate and the change in interest income/expense attributable to rate reflects the change in rates times the current year's volume.

         Net interest income in 1997 increased $1,158,000 from 1996 due to increasing interest rates on the interest earning assets at a rate greater than the increase on the interest bearing liabilities.

         PROVISION FOR LOAN LOSSES. Pioneer made a provision to its "loan loss reserve" in 1997 and 1996 of $30,000 and $75,000, respectively, and provided $109,000 in 1995. The provisions were determined based on management's assessment of an adequate reserve for possible loan losses.

         Management continually assesses the adequacy of the loan loss reserve by evaluating the collectability of loans. This process includes assigning risk ratings to loans and reserving percentages of these balances according to reserve allocation formulas. This evaluating process takes into consideration such factors as changes in the nature and volume of Pioneer's loan portfolio, prior loan loss experience, overall loan portfolio quality, review of specific problem loans and current and anticipated economic conditions that may affect a borrower's ability to pay. For the year 1997, as with previous years, management utilized this process in evaluating the adequacy of the allowance for loan loss.

         NON-INTEREST INCOME. The following table presents a summary of non-interest income (in thousands):

                             PIONEER BANK OF LONGMONT
                         ANALYSIS OF NON-INTEREST INCOME

                                              YEAR ENDED DECEMBER 31,
                                   --------------------------------------------
                                     1997              1996              1995
                                   --------          --------          --------
                                                    (Unaudited)       (Unaudited)
Service charges................    $ 1,042            $   877           $  788
Insurance commissions..........          0                 12                4
Other..........................        141                130               98
                                   --------          --------          --------
   Total.......................    $ 1,183            $ 1,019           $  890

         Non-interest Income continues to be a significant source of revenues for Pioneer and increased $164,000 or 16% in 1997 over 1996 and $129,000 or 14% in 1996 over 1995. The increase in non-interest income in 1997 is attributed to service charges. In 1996, the increase in non-interest was also due to service charges.

         NON-INTEREST EXPENSE. The following table presents a summary of non-interest expense (in thousands):

                             PIONEER BANK OF LONGMONT
                        ANALYSIS OF NON-INTEREST EXPENSE

                                             YEAR ENDED DECEMBER 31,
                                   -----------------------------------------
                                     1997              1996           1995
                                   --------          --------       --------
                                                    (Unaudited)    (Unaudited)
Salaries and benefits..........    $  2,532         $  1,872        $  1,497
Premises and equipment.........         690              581             506
Other expenses.................       1,029              925             752
                                   --------          --------          --------
 Total.........................    $  4,251         $  3,378        $  2,755
                                   --------          --------          --------
                                   --------          --------          --------

         The non-interest expense increased to $4.3 million in 1997 from $3.4 million in 1996 and $2.8 million in 1995. The increase in 1997 is largely attributable to salaries and wages and 401(k) contributions.

         INCOME TAXES. Pioneer's income tax provision for 1997 was $1,085,000 compared with $923,000 in 1996 and $770,000 in 1995. The effective tax rates were 35% in 1997, 35% in 1996 and 37% in 1995. The effective tax rate differs from the federal statutory rate primarily as a result of tax-exempt interest income.

PIONEER CONDITION

         OVERVIEW. Pioneer's total assets were $130 million, $91 million and $79 million for the years ending 1997, 1996 and 1995, respectively. Pioneer's assets increased 43% from 1996 to 1997 and 15% from 1995 to 1996. The increase in 1997 and 1996 is primarily attributed to an increase in loans and deposits.

         LOANS. The following table presents the balance of each major category of loans (dollars in thousands) at the dates indicated:

                             PIONEER BANK OF LONGMONT
                                 ANALYSIS OF LOANS

                                            YEARS ENDED DECEMBER 31,
                                ----------------------------------------------------
                                       1997            1996            1995
                                ----------------   ---------------   ---------------
                                           % of              % of              % of
                                AMOUNT     LOANS    AMOUNT   LOANS    AMOUNT   LOANS
                                -------   ------   --------  ------   ------  ------
                                                      (Unaudited)      (Unaudited)
Loan Category:
Commercial...................   $12,224   14.8%    $  8,927   13.4%  $ 6,829   13.4%
Real estate:
  Construction...............    22,025   26.6       15,409   23.2    11,437   22.4
  Farmland...................       567    0.7          202    0.3         0    0.0
  Residential................    19,990   24.1       14,575   22.0    10,040   19.7
  Other......................    22,297   27.0       21,441   32.3    16,558   32.4
Agricultural.................       412    0.5          620    0.9       960    1.9
Consumer/other...............     5,196    6.3        5,211    7.9     5,231    10.2
                                -------   ------   --------  ------   ------  ------
  Total loans................    82,711   100.0%     66,385  100.0%   51,055  100.0%
Less allowance for loan
 losses......................      (504)    .61%       (505)   .76%     (470)   .92%
                                -------   ------   --------  ------   ------  ------
  Total net loans............   $82,207            $ 65,880          $50,585
                                -------            --------          -------
                                -------            --------          -------

         A principal component of Pioneer's earning assets is its loan portfolio. On December 31, 1997, total loans totaled $83 million. This represented a 26% increase over December 31, 1996 total loans of $66 million. December 31, 1996 total loans increased 29% over December 31, 1995 loans of $51 million. The increase in 1997 is mainly attributable to the real estate market and growth in the Longmont, Colorado area.

         COMMERCIAL LOANS. Loans in this category principally include loans to service, retail, wholesale and manufacturing businesses; including agricultural service businesses.

         REAL ESTATE LOANS. The majority of Pioneer's real estate loan portfolio consists of short-term local residential first mortgages. The large majority of these mortgages are fixed-rate mortgages with short-term balloon payments or adjustable rate short-term mortgages. The practice has been for the short-term real estate mortgages to be retained by Pioneer rather than selling them on the secondary market. Long-term first mortgage loans have typically been originated by Pioneer for other mortgage investment companies.

         AGRICULTURAL LOANS. Loans classified as agricultural loans primarily include operating and equipment loans to local farmers. Loans secured by farm land are listed in the real estate classification. Loans to agri-business companies are in the commercial classification.

         CONSUMER/OTHER LOANS. Loans classified as consumer and other include automobile, home improvement not secured by real estate, dealer paper, tax exempt, financing of business' receivables and lease financing. Lease financing is offered on a very limited basis.

         NON-PERFORMING ASSETS. Pioneer follows regulatory guidelines with respect to placing loans on non-accrual status. When a loan is placed on non-accrual status, all previously accrued and uncollected interest is reversed. Certain non-performing assets of Pioneer are summarized (in thousands) in the following table:

                             PIONEER BANK OF LONGMONT
                    NONACCRUAL, RESTRUCTURED AND PAST DUE LOANS

                                             YEAR ENDED DECEMBER 31,
                                   -----------------------------------------
                                     1997              1996           1995
                                   --------          --------       --------
                                                    (Unaudited)    (Unaudited)
Nonaccrual loans.................   $  16             $   0          $  14
Restructured loans...............       0                 0              2
Loans past due 90 days or more...      15                22              0

Interest which would have been
 earned on nonaccrual loans if
 they were on accrual basis......       1                 0              1

         ALLOWANCE FOR LOAN LOSSES. Pioneer's loan loss reserve is available to absorb future loan losses. The current level of the loan loss reserve is a result of management's assessment of the risk within the loan portfolio based on the information revealed in the credit reporting processes. Pioneer utilizes a risk-rating system on loans and a monthly credit review and reporting process which results in the calculation of the guideline reserves based on the risk within the portfolio. This assessment of risk takes into account the composition of the loan portfolio, previous loan experience, current economic conditions and other factors that, in management's judgment, deserve recognition.

         The following table sets forth changes in Pioneer's loan loss reserve as of the dates indicated (in thousands):

                             PIONEER BANK OF LONGMONT
                      ANALYSIS OF ALLOWANCE FOR LOAN LOSSES

                                             YEAR ENDED DECEMBER 31,
                                   -----------------------------------------
                                     1997           1996           1995
                                   --------       --------       --------
                                                 (Unaudited)    (Unaudited)
Balance beginning of year........  $    505       $   470        $   380
Provision for loan losses........        30            75            109
Charge-offs:
  Commercial.....................        20            34             11
  Consumer.......................         9             3              9
  Real estate....................         0             0              0
  Other..........................         6            11              6
                                   --------       -------         ------
  Total loan losses..............        35            48             26

Recoveries:
  Commercial.....................         2             4              2
  Consumer.......................         0             3              1
  Real estate....................         0             0              0
  Other..........................         2             1              4
                                   --------       -------         ------
    Total loan recoveries........         4             8              7
                                   --------       -------         ------
    Net charge-offs..............        31            40             19
Balance end of year..............  $    504       $   505         $  470
                                   --------       -------         ------
                                   --------       -------         ------
Allowance for loan losses to:
  Total loans at year-end........      0.61%         0.76%         0.92%

Net charge-offs to average loans.      0.04%         0.07%         0.04%

         The following table allocates the loan loss reserve based on management's judgment of potential losses in the respective areas. While management has allocated reserves to various portfolio segments for purposes of this table, the reserve is general in nature and is available for the portfolio in its entirety:

                                                PIONEER BANK OF LONGMONT
                                         ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
                                                     (In thousands)

                                                                 Real
Years Ended December 31       COMMERCIAL      AGRICULTURAL      ESTATE        CONSUMER       UNALLOCATED      TOTAL
-----------------------       ----------      ------------      ------        --------       -----------      -----
1997
Allowance for loan losses       $122            $   6           $329          $  47           $   0          $504
% to loans in category           1.00%            1.46%          0.51%          0.90%            0%           0.61%

1996
(Unaudited)
Allowance for loan losses      $  89            $   6           $363          $  47           $   0         $505
% to loans in category           1.00%            1.00%          0.70%          0.90%            0%           0.76%

1995
(Unaudited)
Allowance for loan losses      $  68            $  10           $340          $  52           $   0         $470
% to loans in category           1.00%            1.04%          0.89%          0.99%            0%           0.92%


         INVESTMENT PORTFOLIO. The investment activities of Pioneer are designed to provide an investment alternative for funds not presently required to meet loan demand; assist the bank in meeting potential liquidity requirements; assist in maximizing income consistent with quality and liquidity requirements; supply collateral to secure public funds and retail repurchase agreements; provide a means for balancing market and credit risks; and provide consistent income and market value throughout changing economic times.

         Pioneer's portfolio consists primarily of obligations of U.S. government, U.S. government agency, state and local governments, as well as agency collateralized obligation securities. Pioneer's investment portfolio does not contain concentration of investments in any one issuer in excess of 10% of Pioneer's total investment portfolio. Exempt from this calculation are securities of the U.S. government and U.S. government agencies.

         The following table sets forth the composition of Pioneer's investment portfolio at the dates indicated:

                            PIONEER BANK OF LONGMONT
                              INVESTMENT PORTFOLIO
                                 (In thousands)


                                                                       YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------
                                                               1997             1996              1995
                                                              --------       ----------          --------
                                                                             (Unaudited)        (Unaudited)
U.S. Treasuries.........................................      $  3,495        $   3,489          $     0
Agencies................................................         9,669            5,981            3,703
Municipal...............................................         1,566            1,139              882
                                                              --------        ---------          -------
  Total investments.....................................      $ 14,730        $  10,609          $ 4,585
                                                              ========        =========          =======


         For the investment portfolio as of December 31, 1997, the following tables set forth a summary of yield and maturities:

                                                        PIONEER BANK OF LONGMONT
                                              ANALYSIS OF INVESTMENT YIELDS AND MATURITIES
                                                            DECEMBER 31, 1997
                                                             (In thousands)

                      ONE YEAR OR LESS     ONE YEAR THROUGH 5   OVER 5 YEARS THROUGH 10     OVER TEN YEARS          TOTAL
                      ----------------     ------------------   -----------------------  -------------------  ------------------
                               Weighted              Weighted               Weighted               Weighted             Weighted
                       AMOUNT    YIELD       AMOUNT    YIELD       AMOUNT     YIELD       AMOUNT     YIELD    AMOUNT      YIELD
                      -------  -------     --------  --------   ---------   --------      ------   -------    ------    --------

U.S. Treasuries.....   $1,498   6.05%       $1,997    6.17%         $    0    0.00%        $  0      0.00%     $3,495     6.12%
U.S. Agencies.......    4,185   5.80%        5,484    6.03%              0    0.00%           0      0.00%      9,669     5.93%
Municipals..........      285   3.99%        1,136    4.65%            120    5.14%          25      4.10%      1,566     4.55%
                      -------               ------                   -----                -----               -------
  Total.............   $5,968   5.49%       $8,617    5.88%           $120    5.14%         $25      4.10%    $14,730     5.68%
                       ======               ======                    ====                  ===               =======


         DEPOSITS. The following table sets forth a summary of Pioneer's deposits as of the dates indicated and the maturity of time deposits over $100,000:

                                             PIONEER BANK OF LONGMONT
                                               ANALYSIS OF DEPOSITS
                                                  (In thousands)


                                                                        YEARS ENDED DECEMBER 31,
                                                                  --------------------------------------
                                                                     1997          1996          1995
                                                                  ---------     --------       ---------
                                                                               (Unaudited)    (Unaudited)
Noninterest bearing...................................            $  19,828     $ 17,153       $  15,038

Interest bearing:
  Savings and NOW.....................................               46,898       38,592          29,919
  Time Deposits less than $100M.......................               39,560       19,054          20,020
  Time Deposits greater than $100M....................               14,785        8,784           8,272
                                                                  ---------     --------       ---------
    Total Deposits....................................            $ 121,071     $ 83,583       $  73,249
                                                                  =========     ========       =========


                                             PIONEER BANK OF LONGMONT
                                   MATURITY OF TIME DEPOSITS OF $100,000 OR MORE
                                                  (In thousands)


                                     LESS                            GREATER
                                     THAN                             THAN
                                   6 MONTHS      6-12 MONTHS        12 MONTHS          TOTAL
                                  ----------      -----------      -----------          -----
December 31, 1997.................  $9,998           $4,379            $408            $14,785


         ANALYSIS OF DEPOSITS. Year-end deposits for 1997 were $121,071,000 as compared to $83,583,000 for year-end 1996 and $73,249,000 for year-end 1995. The increase in total deposits from 1995 to 1996 was attributable to increase in savings and NOW deposits, and in non-interest bearing deposits. The increase in total deposits from 1996 to 1997 was attributable to an increase in time deposits, primarily under $100,000, but including some over $100,000, and in savings and NOW deposits.

         CAPITAL. Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines which compare different levels of capital (as defined by such guidelines) to risk-weighted asset and off-balance sheet obligations. Under final rules effective December 31, 1992, all financial institutions are required to maintain a level of core capital (known as Tier 1 capital), which must be at least 4.0% of risk-weighted assets, and a minimum level of total capital of at least 8.0% of risk-weighted assets. The Federal Reserve Board and the FDIC have adopted final regulations defining what capital ratios were necessary to be "well capitalized." See: "Business of Pioneer" for a detailed discussion of these capital ratios.

         The following table presents regulatory capital requirements and risk-based capital levels:

                                         REGULATORY CAPITAL REQUIREMENTS:


                                       Tier 1                Total              Leverage
                                       CAPITAL         RISK-BASED CAPITAL         RATIO
                                      --------         ------------------       --------
DECEMBER 31, 1997
Minimum....................             4.0%                  8.0%                  4.0%
Well capitalized...........             6.0%                 10.0%                  5.0%
Actual.....................            9.77%                10.32%                 7.97%


                                           PIONEER BANK OF LONGMONT
                                              RISK BASED CAPITAL
                                            (Dollars in thousands)


                                                                             DECEMBER 31, 1997
                                                                           -----------------------
                                                                           AMOUNT            RATIO
                                                                           ------           ------
Capital Category:
  Tier 1 Capital................................................           $8,845            9.77%
  Total Capital.................................................            9,349           10.32%

Total risk weighted assets......................................           90,520
Leverage ratio..................................................                             7.97%


      As of December 31, 1997, Pioneer exceeded each of the capital requirements set forth by federal or state banking regulatory agencies.

      LIQUIDITY AND FUNDS MANAGEMENT. Liquidity management requires an ability to meet financial commitments when contractually due and to respond to other requirements for funds. The Bank's asset and liability management is directed by the President and Executive Vice President who are responsible for managing balance sheet and off-balance sheet commitments to meet the needs of customers while achieving Pioneer's financial objectives. Management monthly reviews funding capacities, current and forecasted loan demand, and investment opportunities. Management provides regular monthly reports on these activities and forecasts to the board.

      Asset liquidity is provided by regular maturities of loans and by maintaining relatively short-term marketable investment securities and federal funds. (See investment portfolio investment maturity table.) Pioneer's investment securities due within one year and federal funds sold represented 43% of rate-sensitive assets and 22.0% of total assets as of December 31, 1997.

      INTEREST RATE SENSITIVITY. Significant changes in interest rates affect the composition, yield and cost of balance sheet components. The rate sensitivity of these assets and liabilities is monitored and matched to control the risk associated with movements in rates. Management for the Bank meets regularly to monitor and formulate strategies and policies to provide sufficient levels of net interest income while maintaining acceptable levels of interest rate sensitivity, risk and liquidity. The primary object of rate sensitivity management is to ensure earnings stability by minimizing the sensitivity of net interest income to fluctuations in interest rates. The Bank uses gap and other systems to measure, monitor and adapt to changing interest rate environments.

      The following table sets forth Pioneer's interest rate sensitivity analysis by contractual repricing or maturity at December 31, 1997:

                                             PIONEER BANK OF LONGMONT
                                             INTEREST RATE SENSITIVITY
                                              AS OF DECEMBER 31, 1997


                                                              REPRICING OR MATURING IN
                                                    ------------------------------------------
                                                     1 Year           Over 1 to         Over 5
                                                     OR LESS           5 YEARS           YEARS            TOTAL
                                                     -------           -------           -----            -----
                                                                 (Dollars in thousands)
Rate Sensitive Assets:
  Loans..........................................   $37,454           $33,626           $11,631          $82,711
  Investment securities.........................      5,968             8,600               162           14,730
  Other interest-bearing assets..................    22,662                 0                 0           22,662
                                                     ------        ----------        ----------           ------
    Total rate sensitive assets..................    66,084            42,226            11,793          120,103

Rate Sensitive Liabilities:
  Savings/interest
    bearing checking.............................    46,898                 0                 0           46,898
  Time deposits..................................    51,429             2,916                 0           54,345
                                                     ------           -------        ----------           ------
    Total rate sensitive liabilities.............    98,327             2,916                 0          101,243

Rate sensitive gap...............................   (32,243)           39,310            11,793           18,860
Cumulative rate sensitive gap....................   (32,243)            7,067            18,860           18,860
Rate sensitive gap %.............................     (48.8)%           93.1%            100.0%            15.7%
Cumulative rate sensitive gap %..................     (48.8)%            6.5%             15.7%            15.7%


         The following tables set forth Pioneer's interest rate sensitivity analysis at the dates indicated with respect to individual categories of loans and provides separate analyses with respect to fixed interest rate loans and floating interest rate loans (in thousands):

                                             PIONEER BANK OF LONGMONT
                                            LOAN REPRICING OR MATURING
                                              AS OF DECEMBER 31, 1997


                                                              REPRICING OR MATURING IN
                                                     ------------------------------------------
                                                     1 Year          Over 1 to           Over 5
                                                     OR LESS          5 YEARS             YEARS           TOTAL
                                                     -------          -------             -----           -----
Loan Category
  Commercial ......................................  $5,794            $4,313            $2,117          $12,224
  Real Estate......................................  30,317            25,306             9,256           64,879
  Agricultural.....................................     392                20                 0              412
  Consumer and Other...............................     951             3,987               258            5,196
                                                    -------           -------          --------          -------
    Total Loans....................................  37,454            33,626            11,631           82,711

Rate Sensitive Loans
  Fixed Interest Rate Loans........................  17,518            33,626            11,631           62,775
  Floating Interest Rate Loans.....................  19,936                 0                 0           19,936
                                                     ------        ----------        ----------           ------
    Total Loans....................................  37,454            33,626            11,631           82,711


                         PIONEER'S PRINCIPAL SHAREHOLDERS AND
                           SECURITY OWNERSHIP OF MANAGEMENT

         Set forth below are the names and addresses and the number of shares of Pioneer Common Stock held as of the Record Date by the officers and directors of Pioneer and each beneficial owner of more than 5% of its outstanding common stock:

                                                                           NUMBER
NAME AND ADDRESS                   POSITION HELD                          OF SHARES                 PERCENT
----------------                   -------------                          ---------                 -------
James O. Haas                      Chairman of the Board                    41,000                  82.0%
1610 Hover Road
Longmont, CO 80501

Stuart W. Losey                    Director                                  3,495                   7.0%
8916 Niwot Road
Longmont, CO 80503

Daniel L. Allen                    President, CEO, Director                  2,753                   5.5%
7150 pine Cone Ct.
Longmont, CO 80503

Roger Kopman                       EVP, Director                             2,752                   5.5%
                                                                             -----                   ---
1040 Kay St.
Longmont, CO 80501

OFFICERS AND DIRECTORS                                                      50,000                 100.0%
  AS A GROUP (4 PERSONS):


           MATERIAL DIFFERENCES IN RIGHTS OF PIONEER SHAREHOLDERS

         The rights of Pioneer shareholders are governed by the Articles of Incorporation and Bylaws of Pioneer and the laws of the State of Colorado. The rights of CFB stockholders are governed by the Certificate of Incorporation and Bylaws of CFB and the laws of the State of Delaware. After the Merger becomes effective and Pioneer is subsequently merged with and into the Acquisition Subsidiary, the rights of Pioneer shareholders who become CFB stockholders will be governed by the CFB Certificate, the CFB Bylaws and the laws of the State of Delaware. In certain respects, rights of Pioneer shareholders and CFB stockholders are similar. While it is not practical to describe all changes in the rights of Pioneer shareholders that will result from the application of Delaware law in lieu of Colorado law and the differences between the Pioneer Articles and Bylaws and the CFB Certificate and Bylaws, the following is a summary of certain significant differences. It should be understood that such description of the differences is a summary only and does not purport to be a complete description of the differences between Delaware and Colorado corporation laws.

CAPITAL STOCK

         The Pioneer Articles authorize the issuance of 50,000 shares of common stock, par value $10.00 per share. Pioneer currently has outstanding 50,000 shares of common stock. All Pioneer common shareholders have equal rights and preferences with respect to dividends and distributions upon liquidation.

         The CFB Certificate authorizes the issuance of 32,000,000 shares of stock, consisting of 30,000,000 shares of Common Stock, par value $0.01 per share, and 2,000,000 shares of Preferred Stock, $.01 par value per share, of which 150,000 shares are designated as Series A Junior Participating Preferred Stock. On April 28, 1998, CFB's shareholders will consider and vote on approval of an amendment to the CFB Certificate to increase the number of authorized shares of CFB's Common Stock from 30,000,000 shares to 80,000,000 shares. The number of authorized shares of Preferred Stock would not be changed. On February 3, 1998, CFB's Board of Directors approved a two-for-one stock split in the form of a 100% stock dividend, subject to approval of the amendment to the Certificate of Incorporation. The stock dividend would be paid on May 15, 1998 to shareholder of record on May 1, 1998. As of March 6, 1998, CFB had issued and outstanding 20,324,732 shares of Common Stock, net of treasury shares, and no issued and outstanding shares of Preferred Stock. As of such date, there were approximately 1,300 holders of record of the outstanding shares of Common Stock and an additional estimated 7,000 beneficial holders. In addition, CFB anticipates issuing approximately 1,722,000 shares of Common Stock in the aggregate in connection with its pending acquisitions of FNB, CBI and Pioneer.

         The relative rights and preferences of any CFB capital securities or preferred stock issued in the future may be established by the CFB Board of Directors without stockholder action, and such shares, when and if issued, could have dividend, liquidation, voting, and other rights superior to those of CFB Common Stock.

SHAREHOLDERS' ACTION WITHOUT A MEETING

         Delaware law provides that, unless otherwise provided in the certificate of incorporation, any action which may be taken at any annual or special meeting of shareholders of a corporation may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the actions so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

         Colorado law also permits written actions by shareholders, but requires that a written consent be signed by all of the shareholders entitled to vote thereon.

ANNUAL MEETING OF SHAREHOLDERS

         If a Delaware corporation fails to hold an annual meeting for a period of thirteen months after its last annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any shareholder or director. The shares of stock represented at such meeting, either in person or by a proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting.

         Colorado law provides that if an annual meeting of shareholders has not been held within the earlier of six months after the end of the corporation's fiscal year or fifteen months after its last annual meeting, a shareholder may demand an annual meeting of shareholders by written notice of demand to the district court of the county where the corporation's principal office is located.

SPECIAL MEETING OF SHAREHOLDERS

         Delaware law provides that special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws. CFB's Bylaws authorize the Chairman of the Board of Directors, the President or by any two or more directors to call a special meeting of shareholders.

         Colorado law provides that special meetings of the shareholders may be called by any of the following: the board of directors; a person authorized in the bylaws to call special meetings; or a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote. Pioneer's Bylaws allow a special meeting of shareholders to be called by one-third of the directors or by shareholders holding 25% or more of the outstanding common stock.

PROXIES

         Both Delaware and Colorado law permit proxies of indefinite duration. In the event that the proxy is indefinite as to its duration, Colorado law provides that it will be valid for 11 months and Delaware law provides that it will be valid for 3 years.

PREEMPTIVE RIGHTS

         Under Delaware law, no shareholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock unless, and to the extent that, such right is expressly granted in the certificate of incorporation. CFB's Certificate does not grant preemptive rights to CFB shareholders.

         Under Colorado law, a shareholder of a corporation has a preemptive right to acquire unissued shares or rights to purchase such shares of the corporation before the corporation may offer them to other persons, unless such rights are denied or limited in the articles of incorporation. Pioneer's Articles provide that shareholders have pre-emptive rights to purchase any shares or securities of the corporation which it may issue or sell.

CUMULATIVE VOTING

         Under Delaware law, shareholders do not have cumulative voting rights unless the rights are granted to them in the corporation's certificate of incorporation. If cumulative voting is provided for in the certificate or articles of incorporation, each holder of stock shall be entitled to as many votes as shall equal the number of votes which he or she would be entitled to cast for the election of directors with respect to his or her shares of stock multiplied by the number of directors to be elected by him or her, and that he or she may cast all such votes for a single director or may distribute them among the number to be voted for, or for any two or more of them as he or she may see fit. CFB's Certificate provides for cumulative voting.

         Under Colorado law, cumulative voting is generally mandatory for corporations incorporated after December 31, 1958 unless specifically prohibited in the corporation's articles of incorporation. Pioneer's Articles prohibit cumulative voting.

DISSOLUTION

         A Delaware corporation may be dissolved by the voluntary action of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon. Additionally, a Delaware corporation may be dissolved without the action of the directors if all of the shareholders entitled to vote thereon shall consent in writing. A Colorado corporation may be dissolved upon a proposal of the corporation's board of directors and the affirmative vote of the holders of a majority of the voting power of all shares entitled to vote.

REQUIRED VOTE FOR AUTHORIZATION OF CERTAIN ACTIONS

         The COBCA generally requires the affirmative vote of the holders of a majority of the outstanding shares of each class entitled to vote to approve a merger or share exchange. In certain circumstances, the holders of outstanding shares of a class of capital stock of a Colorado corporation are entitled to vote as a separate voting group, regardless of whether the articles of incorporation provide that such shares of capital stock are entitled to vote. However, no vote of shareholders of a Colorado corporation is required to approve a merger if (i) that corporation is the surviving corporation of the merger, (ii) the articles of incorporation of the surviving corporation, with certain exceptions, will not differ from its articles of incorporation before the merger, (iii) each shareholder of the surviving corporation whose shares are outstanding immediately before the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger, and (iv) the number of shares of the corporation to be issued in the merger, or to be issuable upon conversion of any convertible instruments to be issued in the merger, does not exceed 20% of the voting stock of that corporation outstanding immediately before the merger.

         Under Delaware law, the vote of a simple majority of the outstanding shares of CFB Common Stock entitled to vote thereon is required to approve a merger or consolidation, or the sale, lease, or exchange of substantially all of CFB's corporate assets. With respect to a merger, no vote of the stockholders of CFB is required if CFB is the surviving corporation and (i) the related agreement of merger does not amend the CFB Certificate, (ii) each share of stock of CFB outstanding immediately before the merger is an identical outstanding or treasury share of CFB after the merger, and (iii) the number of shares of CFB stock to be issued in the merger (or to be issuable upon conversion of any convertible instruments to be issued in the merger) does not exceed 20% of the shares of CFB Common Stock outstanding immediately before the merger.

         In addition to being subject to the laws of Delaware, respectively, CFB, as a bank holding company, is subject to various provisions of federal law with respect to mergers, consolidations and certain other corporate transactions.

DISSENTERS' RIGHTS

         Under the COBCA, any shareholder of a corporation is entitled to receive payment of the fair value of such shareholder's shares of capital stock if such shareholder properly dissents from (i) any merger, share exchange or consummation of a sale or exchange of all or substantially all of the assets of the corporation not made in the regular course of business for which a vote of such shareholder is required, (ii) any corporate action that results in an amendment of the articles of incorporation, which materially and adversely affects rights with respect to a dissenter's shares because it alters or abolishes a preferential right of the shares, creates, alters or abolishes a right in respect of redemption, excludes or limits the right of the shares to be voted on any matter or to cumulate votes, or reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash, (iii) any other corporate action taken pursuant to a shareholder vote to the extent the bylaws or resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and to obtain payment for their shares. See the more detailed discussion of the procedures for asserting dissenters rights under "The Merger - Dissenters' Rights."

         Under Delaware law, a stockholder is generally entitled to receive payment of the appraised value of such stockholder's shares if the stockholder dissents from a merger or consolidation. However, appraisal rights are not available to holders of (i) shares listed on a national securities exchange or held of record by more than 2,000 persons or (ii) shares of the corporation surviving a merger, if the merger did not require the approval of the stockholders of such corporation, unless in either case, the holders of such stock are required by the terms of the merger to accept anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation which are also listed on the national securities exchange or held by more than 2,000 holders, or (c) cash in lieu of fractional shares of such stock. Appraisal rights are not available for a sale of assets or an amendment to the CFB Certificate of Incorporation. Because shares of CFB Common Stock are traded in the Nasdaq National Market, its stockholders are not, subject to the aforementioned exceptions, entitled to any rights of appraisal in connection with mergers or consolidations involving CFB.

CONFLICTS OF INTEREST

         Under Delaware law, a contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall not be void or voidable solely for that reason, or solely because the director or officer was present at or participated in the meeting of the board or committee thereof which authorized the contract or transaction, or solely because his or her vote was counted for such purpose, provided that the contract or transaction is (i) authorized in good faith by the board of directors, or (ii) ratified by the corporation's shareholders, or (iii) fair to the corporation. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the board which authorizes the contract or transaction.

         In general, Colorado's conflicts of interest statute is the same as Delaware's statute, except that Colorado's conflict of interest statute does not cover transactions between the corporation and its officers.

DIVIDENDS AND DISTRIBUTIONS

         Distributions to shareholders of a Colorado corporation may not be made if any such distribution would render the corporation unable to meet its liabilities in the ordinary course of business or, if as a result of such distribution, the excess of the corporation's assets over its liabilities would be less than the liquidation preference of all shares having a preference on liquidation over the class or series to which the distribution is made.

         A Delaware corporation may make repurchases or redemptions that do not impair capital and may pay dividends out of any surplus account (generally the stockholders' equity of the corporation less the par value of the capital stock outstanding) or, if there exists no surplus, out of net profits of the current and preceding fiscal years (provided that certain provisions must be made for preferences of outstanding stock having a liquidation preference). To determine the surplus, assets and liabilities are valued at their current fair market value. Assuming that such assets have a fair market value greater than their book value and that liabilities have not increased in value to a greater extent, such revaluation will increase the surplus of the corporation and thereby permit the corporation to pay an increased dividend and/or to repurchase a greater number of shares.

         Pioneer and CFB are also subject to the policies of federal regulatory authorities regarding payment of dividends, which generally limit dividends to operating earnings. See "Business of Pioneer - Supervision and Regulation."

ANTI-TAKEOVER PROVISIONS

         Pursuant to Delaware's Business Combinations Statute, if a person acquires 15% or more of the voting stock of a Delaware corporation, that person is designated an interested shareholder and the corporation may not engage in certain business combinations with such person for a period of three years. However, an otherwise prohibited business combination may be permitted if one of these conditions is met: (1) if prior to the date the person became an interested shareholder, the board of directors approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) the tender offer or other transaction by which the person acquires 15% stock ownership is attractive enough that he is able to acquire ownership in the same transaction of at least 85% of the outstanding voting stock; or (3) the business combination is approved by the board and authorized at an annual or special meeting of shareholders by the affirmative vote of two-thirds of the outstanding voting shares held by uninterested shareholders. A business combination is defined to include any of the following: any merger or consolidation with the interested shareholder; any sale, transfer or other disposition of assets to the interested shareholder if the assets have a market value equal to or greater than 10% of the aggregate market value of all of the corporation's assets; any transfer of stock of the corporation to the interested shareholder, except for transfers in a conversion or exchange or a pro rata distribution; and any receipt by the interested shareholder of any loans, advances, guarantees, pledges or other financial benefits, except for a pro rata transfer.

         Colorado does not have a comparable statute.

         CFB is party to a shareholders' rights agreement which could in certain circumstances serve as a deterrent against a possible change of control not approved by CFB's Board of Directors. Under the agreement, upon the occurrence of certain events which result in a change of control as defined by the agreement, registered holders of shares of CFB Common Stock are entitled to purchase one-hundredth of a share of junior participating preferred stock of CFB at a stated price, or to purchase shares of common stock in the acquiring entity with a market value equal to two times the exercise price. The rights may be redeemed by CFB in certain circumstances and expire in 2005.

CHARTER AMENDMENTS

         Delaware law does not provide for shareholders, independently from the board, to propose amendments to the certificate of incorporation. Delaware law generally requires that, absent a greater requirement in the certificate or articles of incorporation, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, must vote in favor of the amendment.

         Under Colorado law, the holders of shares representing at least 10% of the votes entitled to be cast on the amendment may propose an amendment to the articles of incorporation. Colorado law, generally requires that the amendment be approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters' rights.

AMENDMENT OF BYLAWS

         Delaware law provides that the power to adopt, amend or repeal bylaws shall be in the shareholders entitled to vote; provided, however, any corporation may, in its certificate of incorporation, confer the power to adopt, amend, or repeal bylaws upon the directors. The fact that such power has been so conferred upon the directors shall not divest the shareholders, nor limit their power to adopt, amend or repeal bylaws.

         Generally, Colorado law provides that the board may amend or repeal the bylaws unless the articles reserve the power exclusively to the shareholders or the bylaw expressly provides that the board shall not amend or repeal that bylaw. A corporation's shareholders may amend or repeal the corporation's bylaws even though the bylaws may also be amended or repealed by its board of directors.

                                LEGAL MATTERS

         The validity of the CFB Common Stock to be issued to the shareholders of Pioneer in connection with the Merger will be passed upon for CFB by Lindquist & Vennum P.L.L.P., Minneapolis, Minnesota. Patrick Delaney, a partner of Lindquist & Vennum P.L.L.P., is a director of CFB and an owner of CFB Common Stock and options to purchase CFB Common Stock.

                                    EXPERTS

         The consolidated financial statements of CFB at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing and incorporated by reference elsewhere herein which, as to the year 1995, are based in part on the report of Arthur Andersen LLP, formerly independent auditors for Mountain Parks Financial Corp. As of the date of their report and during the period covered by the financial statements on which they reported, Arthur Andersen LLP were independent certified public accountants with respect to CFB and Mountain Parks Financial Corp., as the case may be, within the meaning of the Securities Act and the applicable published rules and regulations thereunder. The consolidated financial statements referred to above are incorporated by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

         The financial statements of KeyBank National Association (Wyoming) as of and for the year ended December 31, 1996 appearing in CFB's Current Report on Form 8-K/A filed on September 22, 1997 with the Securities and Exchange Commission have been audited by Ernst & Young LLP, independent auditors, as set forth in their report therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance on such report given upon the authority of such firm as experts in accounting and auditing.

         The financial statements of Pioneer at December 31, 1997 and for the year ended December 31, 1997 included herein have been included herein in reliance upon the report of Kane & Associates, P.C. Certified Public Accountants, independent auditors, appearing elsewhere herein, and given upon the authority of such firm as experts in accounting and auditing. The financial statements of Pioneer as of December 31, 1996 and for the two-year period ended December 31, 1996 included herein have not been audited but have been compiled by Kane & Associates, P.C. Certified Public Accountants. Certain federal income tax consequences in connection with this Merger will be passed upon for Pioneer by Kane & Associates, P.C. Certified Public Accountants.

                         INDEX TO FINANCIAL STATEMENTS

         The following financial statements of Pioneer are included in this Proxy Statement-Prospectus:

                                                                                                                PAGE
                                                                                                                ----
Independent Auditors' Report on the Financial Statements for the year ended
December 31, 1997 and Compilation Report on the Financial Statements for the
years ended December 31, 1996 and 1995 ...................................................................      F-2

Statements of Financial Condition as of December 31, 1997, 1996 and 1995..................................      F-3

Statements of Financial Condition as of December 31, 1997 and 1996........................................      F-4

Statements of Income for the years ended
December 31, 1997, 1996 and 1995..........................................................................      F-5

Statement of Changes in Shareholders' Equity for the years
ended December 31, 1997, 1996 and 1995 ...................................................................      F-6

Statements of Cash Flows for the years ended
December 31, 1997, 1996 and 1995..........................................................................      F-7

Notes to Financial Statements.............................................................................      F-9

                           INDEPENDENT AUDITOR'S REPORT


To the Board of Directors
Pioneer Bank of Longmont
Longmont, Colorado 80501


We have audited the accompanying statement of financial condition of Pioneer Bank of Longmont as of December 31, 1997, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Bank of Longmont as of December 31, 1997, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                      ACCOUNTANTS' COMPILATION REPORT

We have compiled the accompanying statements of financial condition of Pioneer Bank of Longmont as of December 31, 1996 and the related statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 1996 and 1995, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements as of December 31, 1996 and 1995 and for the years then ended and, accordingly, do not express an opinion or any other form of assurance on them.


Denver, Colorado
January 15, 1998

                              PIONEER BANK OF LONGMONT
                          STATEMENTS OF FINANCIAL CONDITION
                             DECEMBER 31, 1997 AND 1996



                                                                         1997                      1996
                                                                     ------------              -----------
                                                                                               (Unaudited)
ASSETS

Cash and due from banks.......................................        $6,394,034               $ 5,956,724

Interest-bearing deposits with banks..........................            99,000                         0

Federal funds sold............................................        22,200,000                 3,975,000

Securities held to maturity...................................        14,730,248                10,609,268

Loans receivable, net of allowance for loan
losses of $503,811 in 1997 and $505,315 in 1996...............        82,207,312                65,879,941

Accrued interest receivable...................................           847,045                   597,233

Premises and equipment........................................         3,234,781                 3,345,534

Other assets..................................................           699,565                   685,182
                                                                     -----------               -----------

                  Total assets................................      $130,411,985               $91,048,882
                                                                    ============               ===========


See accompanying notes to financial statements and accountants' compilation report for 1996.

                               PIONEER BANK OF LONGMONT
                           STATEMENTS OF FINANCIAL CONDITION
                              DECEMBER 31, 1997 AND 1996


                                                                             1997                        1996
                                                                    -----------------------     ----------------------
                                                                                                (Unaudited)
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
      Demand deposits..............................................             $55,075,540                $45,357,174
      Savings deposits.............................................              11,650,700                 10,387,827
      Other time deposits..........................................              54,345,131                 27,837,750
                                                                    -----------------------     ----------------------
           Total deposits..........................................             121,071,371                 83,582,751

Accrued expenses and other liabilities:                                             495,279                    190,718
                                                                    -----------------------     ----------------------
           Total liabilities.......................................             121,566,650                 83,773,469
Shareholders' equity:

      Common stock - $100 par value;
           50,000 shares authorized and issued.....................                 500,000                    500,000
      Surplus......................................................                 500,000                    500,000
      Retained earnings............................................               7,845,335                  6,275,413
                                                                    -----------------------     ----------------------
           Total shareholders' equity..............................               8,845,335                  7,275,413
                                                                    -----------------------     ----------------------

           Total liabilities and shareholders' equity..............            $130,411,985                $91,048,882
                                                                    =======================     ======================


See accompanying notes to financial statements and accountants' compilation report for 1996.

                           PIONEER BANK OF LONGMONT
                            STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                  1997                   1996                  1995
                                                          --------------------    ------------------    ------------------
                                                                                  (Unaudited)           (Unaudited)
Interest income:
      Loans.............................................            $8,433,560            $6,475,788            $5,045,518
      Securities held to maturity.......................               779,852               570,800               303,753
      Federal funds sold................................               584,449               523,787               411,846
      Deposits with banks...............................                 3,617                 2,809                29,218
                                                          --------------------    ------------------    ------------------
           Total interest income........................             9,801,478             7,573,184             5,790,335

Interest expense:
      Deposits..........................................             3,562,515             2,493,223             1,732,201
                                                          --------------------    ------------------    ------------------

Net interest income.....................................             6,238,963             5,079,961             4,058,134
Provision for loan losses...............................              (30,000)              (75,000)             (109,000)
                                                          --------------------    ------------------    ------------------
           Net interest income after provision for                   6,208,963             5,004,961             3,949,134
           loan losses..................................
Other income:
      Service charges on deposit accounts...............               938,316               798,833               725,973
      Other service charges and fees....................               167,789               126,540               118,744
      Other income......................................                76,735                93,915                45,636
                                                          --------------------    ------------------    ------------------
           Total other income...........................             1,182,840             1,019,288               890,353
                                                          --------------------    ------------------    ------------------
Other expenses:
      Salaries and employee benefits....................             2,532,427             1,872,066             1,497,218
      Occupancy expense.................................               690,431               581,465               505,631
      Other expense.....................................             1,029,123               924,556               752,266
                                                          --------------------    ------------------    ------------------
           Total other expenses.........................             4,251,981             3,378,087             2,755,115
                                                          --------------------    ------------------    ------------------
Income before income taxes                                          $3,139,822            $2,646,162            $2,084,372
Income tax expense......................................             1,084,900               922,500               770,250
                                                          --------------------    ------------------    ------------------
Net income..............................................            $2,054,922            $1,723,662            $1,314,122
                                                          ====================    ==================    ==================
Net income per share of common stock....................         $       41.10          $      34.47         $       26.28
                                                          ====================    ==================    ==================
Average shares outstanding..............................                50,000                50,000                50,000
                                                          ====================    ==================    ==================

See accompanying notes to financial statements and accountants' compilation report for 1996 and 1995.

                            PIONEER BANK OF LONGMONT
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                                                                Total
                                                  Common                                 Retained           Shareholders'
                                                   Stock             Surplus             Earnings               Equity
                                              ---------------    ---------------     ----------------    --------------------
Balance at December 31, 1994................
      (Unaudited)                                    $500,000           $400,000           $3,429,129              $4,329,129
      Net income for 1995...................                                                1,314,122               1,314,122
                                              ---------------    ---------------     ----------------    --------------------
Balance at December 31, 1995................
      (Unaudited)                                     500,000            400,000            4,743,251               5,643,251
      Net income for 1996...................                                                1,723,662               1,723,662
      Cash dividends paid -
           $1.83 per share..................                                                 (91,500)                (91,500)
      Transfer to surplus...................                             100,000            (100,000)                       0
                                              ---------------    ---------------     ----------------    --------------------
Balance at December 31, 1996................
      (Unaudited)                                     500,000            500,000            6,275,413               7,275,413
      Net income for 1997...................                                                2,054,922               2,054,922
      Cash dividend paid -
           $9.70 per share..................                                                (485,000)               (485,000)
                                              ---------------    ---------------     ----------------    --------------------
Balance at December 31, 1997................         $500,000           $500,000           $7,845,335              $8,845,335
                                              ===============    ===============     ================    ====================


See accompanying notes to financial statements and accountants' compilation report for 1996 and 1995.

                              PIONEER BANK OF LONGMONT
                              STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995



                                                                 1997                   1996                  1995
                                                          -------------------    ------------------    -------------------
                                                                                 (Unaudited)           (Unaudited)
Cash flows from operating activities
      Net income........................................           $2,054,922            $1,723,662             $1,314,122
      Adjustments to reconcile net income to net cash
      provided by operating activities:
           Depreciation.................................              281,839               231,858                191,754
           Provision for loan losses....................               30,000                75,000                109,000
           Deferred income taxes........................                    0              (27,000)               (25,000)
           (Increase) in accrued interest
                receivable..............................            (249,812)             (173,186)              (138,495)
           Increase (decrease) in accrued
                expense and other liabilities...........              304,561             (148,632)                 74,516
           (Increase) in other assets...................             (16,583)             (157,707)              (136,332)
                                                          -------------------    ------------------    -------------------
                Total adjustments.......................              350,005             (199,667)                 75,443
                                                          -------------------    ------------------    -------------------
Net cash provided by operating activities...............            2,404,927             1,523,995              1,389,565

Cash flows from investing activities....................
      Net (increase) decrease in interest
           bearing deposits with banks..................             (99,000)               194,000              1,189,000
      Net (increase) decrease in federal
           funds sold...................................         (18,225,000)            11,775,000           (12,550,000)
      Purchase of held-to-maturity securities...........          (8,195,980)          (10,010,289)            (3,000,829)
      Proceeds from maturities of held-to-
           maturity securities..........................            4,075,000             3,986,000              3,744,400
      Net increase in loans.............................         (16,357,371)          (15,370,045)           (12,000,782)
      Net purchases of premises and
           equipment....................................            (168,886)             (797,843)              (748,033)
                                                          -------------------    ------------------    -------------------
Net cash (used) in investing activities.................         (38,971,237)          (10,223,177)           (23,366,244)


See accompanying notes to financial statements and accountants' compilation report for 1996 and 1995.

                             PIONEER BANK OF LONGMONT
                             STATEMENTS OF CASH FLOWS
                FOR THE YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

                                                                  1997                   1996                  1995
                                                          --------------------    ------------------    ------------------
                                                                                  (Unaudited)           (Unaudited)
Cash flows from financing activities....................
      Net increase in non-interest bearing..............
           demand, savings, and NOW.....................
           deposit accounts.............................           $10,981,239           $10,791,482            $4,953,855
      Net increase (decrease) in time deposits..........            26,507,381             (457,520)            17,568,431
      Dividends paid....................................             (485,000)              (91,500)                     0
                                                          --------------------    ------------------    ------------------
Net cash provided by financing activities...............            37,003,620            10,242,462            22,522,286
                                                          --------------------    ------------------    ------------------
Net increase in cash and due from banks.................               437,310             1,543,280               545,607
Cash and due from banks at January 1....................             5,956,724             4,413,444             3,867,837
                                                          --------------------    ------------------    ------------------
Cash and due from banks at December 31..................            $6,394,034            $5,956,724            $4,413,444
                                                          ====================    ==================    ==================
Interest paid...........................................            $3,451,652            $2,487,993            $1,673,529
                                                          ====================    ==================    ==================
Income taxes paid.......................................            $1,104,569            $1,049,480           $   701,961
                                                          ====================    ==================    ==================


See accompanying notes to financial statements and accountants' compilation report for 1996 and 1995.

                           PIONEER BANK OF LONGMONT
                         NOTES TO FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of banking activities:

Pioneer Bank of Longmont ("Pioneer" or the "Bank") provides a full range of banking services to its commercial, residential and consumer customers through it's five branches located in the Boulder and Larimer counties.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents:

For the purpose of presentation in the statement of cash flows, cash and cash equivalents are defined as those amounts included in the balance-sheet caption "cash and due from banks".

Securities held to maturity:

Securities for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Loans:

Loans are stated at unpaid principal balances, less the allowance for loan losses and net deferred loan fees and unearned discounts.

Loan origination and commitment fees, as well as certain direct origination costs, are deferred and amortized on a straight line basis over the lives of the related loans. Amortization of deferred loan fees is discontinued when a loan is placed on nonaccrual status.

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Foreclosed real estate:

                           PIONEER BANK OF LONGMONT
                         NOTES TO FINANCIAL STATEMENTS


Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in loss on foreclosed real estate. The historical average holding period for such properties is less than three months.

Income taxes:

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Premises and equipment:

Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

Retirement plan:

The company has a 401-K plan that covers substantially all of it's employees. Annually, the company may in its discretion elect to contribute amounts into the Plan.

Fair values of financial instruments:

The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

Cash and short-term instruments. The carrying amounts of cash and short-term instruments approximate their fair value.

Held-to-maturity securities. Fair value for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

Loans.  For all loans, fair values are based on carrying values.

Deposit liabilities. The fair value disclosed for demand deposits and time deposits are equal to the amount payable on demand at the reporting date (that is, their carrying amounts).

Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Net income per share:

Net income per share of common stock has been computed based on the actual number of shares outstanding which has remained constant since 1983 at 50,000 shares.

Current accounting pronouncements:

Effective for fiscal years beginning after December 15, 1997, FASB has issued Statement No. 130, Reporting Comprehensive Income. Statement No. 130 requires that an enterprise (a) classify items of other comprehensive income (as defined in the Statement) by their nature in a financial statement and (b) display the accumulated balance of other

                        PIONEER BANK OF LONGMONT
                      NOTES TO FINANCIAL STATEMENTS


comprehensive income separately from retained earnings and additional paid in capital in the equity section of the statement of financial position. Management does not believe the application of this Statement will materially affect the Company's financial reporting.

INVESTMENT SECURITIES

Investment securities have been classified in the statement of financial condition according to management's intent. The carrying amounts of securities and their approximate fair values are as follows:

                             PIONEER BANK OF LONGMONT
                          NOTES TO FINANCIAL STATEMENTS


Securities held-to-maturity:


                                                                          December 31, 1997
                                        -------------------------------------------------------------------------------------
                                                                     Gross                 Gross
                                             Amortized             Unrealized            Unrealized               Fair
                                               Cost                  Gains                 Losses                Value
                                        -------------------    ------------------    ------------------    ------------------
    U.S. Government and
      agency securities                         $13,165,087               $29,000             $(20,000)           $13,174,087
State and municipal securities                    1,565,161                60,000               (1,000)             1,624,161
                                        -------------------    ------------------    ------------------    ------------------
                                                $14,730,248               $89,000             $(21,000)           $14,798,248
                                        ===================    ==================    ==================    ==================

                                                                          December 31, 1996
                                                                             (Unaudited)
                                        -------------------------------------------------------------------------------------
                                                                     Gross                 Gross
                                             Amortized             Unrealized            Unrealized               Fair
                                               Cost                  Gains                 Losses                Value
                                        -------------------    ------------------    ------------------    ------------------
U.S. Government and
      agency securities                          $9,469,727               $12,000             $(65,000)            $9,416,727
State and municipal securities                    1,139,541                14,000                     0             1,153,541
                                        -------------------    ------------------    ------------------    ------------------
                                                $10,609,268               $26,000             $(65,000)           $10,570,268
                                        ===================    ==================    ==================    ==================



                                                                          December 31, 1995
                                                                             (Unaudited)
                                        -------------------------------------------------------------------------------------
                                                                     Gross                 Gross
                                             Amortized             Unrealized            Unrealized               Fair
                                               Cost                  Gains                 Losses                Value
                                        -------------------    ------------------    ------------------    ------------------

U.S. Government and
      agency securities                          $3,702,917                $6,000              $(8,000)            $3,700,917
State and municipal securities                      882,062                 2,000               (6,000)               878,062
                                        -------------------    ------------------    ------------------    ------------------
                                                 $4,584,979                $8,000             $(14,000)            $4,578,979
                                        ===================    ==================    ==================    ==================

                         PIONEER BANK OF LONGMONT
                       NOTES TO FINANCIAL STATEMENTS


The scheduled maturities of securities held-to-maturity at December 31, 1997, were as follows:

                                                                         Amortized                        Fair
                                                                            Cost                         Value
                                                                     --------------------         ---------------------
Due in one year or less                                                       $6,868,237                     $6,861,973
Due from one to five years                                                     7,699,520                      7,771,029
Due from five to ten years                                                       120,000                        123,022
Due after ten years                                                               42,491                         42,224
                                                                    --------------------         ----------------------
                                                                             $14,730,248                    $14,798,248
                                                                    ====================         ======================


For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on the weighted-average contractual maturities by underlying collateral. The mortgage-backed securities may mature earlier then their weighted-average contractual maturities because of principal prepayments.

Assets, principally securities, carried at approximately $14,547,000, at December 31, 1997, $6,427,000 in 1996 and $3,011,764 in 1995, were pledged to secure public deposits and for other purposes required or permitted by law.

LOANS

Loans are as follows:


                                                                               December 31,
                                                --------------------------------------------------------------------------
                                                             1997                       1996                     1995
                                                         ------------               -------------             -----------
                                                                                     (Unaudited)               (Unaudited)
Commercial                                                $ 8,938,719                 $8,370,170              $ 7,774,451
Construction                                               19,758,389                 15,384,465               11,436,623
Commercial real estate                                     39,239,031                 29,346,219               21,233,148
Ready cash accounts                                           495,268                    399,953                  365,670
Installment                                                 4,787,936                  5,133,667                5,109,301
Installment real estate                                     9,786,504                  8,047,647                5,380,128
                                                        -------------              -------------             -------------
      Subtotal                                             83,005,847                 66,682,121               51,299,321
Net deferred loan fees                                      (294,724)                  (296,865)                 (244,338)
Allowance for loan losses                                   (503,811)                  (505,315)                 (470,087)
                                                        -------------              -------------             -------------
                                                          $82,207,312                $65,879,941              $50,584,896
                                                       -------------              -------------              -------------
                                                       -------------              -------------              -------------

                             PIONEER BANK OF LONGMONT
                           NOTES TO FINANCIAL STATEMENTS


An analysis of the change in the allowance for losses follows:


                                                                               December 31,
                                                --------------------------------------------------------------------------
                                                        1997                       1996                      1995
                                                ---------------------     ----------------------     ---------------------
                                                                                     (Unaudited)               (Unaudited)
Balance at January 1,                                        $505,315                   $470,087                   380,286
      Provision for loan losses                                30,000                     75,000                   109,000
                                                ---------------------     ----------------------     ---------------------
Loans charged off, net of recoveries                          (31,504)                   (39,772)                  (19,199)
                                                ---------------------     ----------------------     ---------------------
Balance at December 31,                                      $503,811                   $505,315                  $470,087
                                                =====================     ======================     =====================




PREMISES AND EQUIPMENT

A summary of premises and equipment is as follows:



                                                                               December 31,
                                                --------------------------------------------------------------------------
                                                        1997                       1996                      1995
                                                ---------------------     ----------------------     ---------------------
                                                                                     (Unaudited)               (Unaudited)
Cost:
      Land                                                   $812,165                   $812,165                  $812,165
      Bank premises                                         2,060,389                  2,060,389                 1,609,846
      Furniture and equipment                               1,105,917                  1,035,928                   945,565
      Leasehold improvements                                   41,696                     41,696                    41,696
                                                ---------------------     ----------------------     ---------------------
      Total cost                                            4,020,167                  3,950,178                 3,409,272
Less accumulated depreciation                               (785,386)                  (604,644)                 (523,351)
                                                ---------------------     ----------------------     ---------------------
                                                           $3,234,781                 $3,345,534                $2,885,921
                                                =====================     ======================     =====================

Depreciation expense included in the financial statements is $270,700 for 1997, $242,342 for 1996 (unaudited) and $200,359 for 1995 (unaudited).

Certain Bank facilities are leased under an operating lease. Rental expense totaled approximately $41,760 in 1997, $41,874 and $0, for the years ended December 31, 1996 (unaudited) and 1995 (unaudited), respectively and is included in occupancy expenses.

                             PIONEER BANK OF LONGMONT
                           NOTES TO FINANCIAL STATEMENTS


At December 31, 1997, future minimum rental commitments under noncancelable leases are:


      1998...............................................     $ 41,760
      1999...............................................       41,760
      2000...............................................       41,760
      2001...............................................       41,760
      2002...............................................       41,760
      2003 and thereafter................................      104,400
                                                              --------
                                                              $313,200

DEPOSITS

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100,000, was approximately $14,784,818, $8,319,619 and $8,272,387 at December 31, 1997, 1996 and 1995, respectively.

The aggregate maturities of time certificates is as follows:



                                                                               December 31, 1997
                                                --------------------------------------------------------------------------
                                                        Over                      Under
                                                      $100,000                   $100,000                    Total
                                                ---------------------     ----------------------     ---------------------
Three months or less                                       $4,923,608                 $4,654,810                $9,578,418
Three through twelve months                                 9,453,002                 32,429,022                41,882,024
One through five years                                        408,208                  2,476,481                 2,884,689
                                                ---------------------     ----------------------     ---------------------
                                                          $14,784,818                $39,560,313               $54,345,131
                                                =====================     ======================     =====================

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of the Bank's involvement in particular classes of financial instruments.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The Bank requires collateral or other security to support financial instruments with credit risk in the same manner in which it underwrites similar loans.

                               PIONEER BANK OF LONGMONT
                             NOTES TO FINANCIAL STATEMENTS


A summary of the notional amounts of the Bank's financial instruments with off-balance-sheet risk are as follows:


                                                                               December 31,
                                                --------------------------------------------------------------------------
                                                        1997                       1996                      1995
                                                ---------------------     ----------------------     ---------------------
                                                                                     (Unaudited)               (Unaudited)
Commitments to extend credit                               $2,638,683                 $1,418,740                $1,294,815
Commercial letters of credit                                  737,603                    471,784                   735,340


Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that less than 10 percent of loan commitments are drawn upon by customers. While approximately 90 percent of commercial letters of credit are utilized, a significant portion of such utilization is on an immediate payment basis. The Bank evaluates each customer's creditworthiness on a cash-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable; inventory, property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most guarantees extend for no more than one year and expire at that time. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary.

The Bank has not been required to perform on any financial guarantees during the past two years. The Bank has not incurred any losses on its commitments in 1997.

                                PIONEER BANK OF LONGMONT
                              NOTES TO FINANCIAL STATEMENTS


FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Bank's financial instruments were as follows:


                                                                                     December 31, 1997
                                                                    ---------------------------------------------------
                                                                            Carrying                     Fair
                                                                             Amount                      Value
                                                                    ------------------------    -----------------------

Financial assets:
      Cash and due from banks, interest-bearing
           deposits with banks, and federal funds sold                           $28,693,034                $28,693,034
      Securities held to maturity                                                 14,730,248                 14,798,248
      Loans                                                                       82,207,312                 82,207,312
      Accrued interest receivable                                                    847,045                    847,045
Financial liabilities:                                                         (121,071,371)              (121,071,371)
      Deposit liabilities


                                                                                     December 31, 1996
                                                                    ---------------------------------------------------
                                                                                        (Unaudited)
                                                                            Carrying                     Fair
                                                                             Amount                      Value
                                                                    ------------------------    -----------------------
Financial assets:
      Cash and due from banks, interest-bearing
           deposits with banks, and federal funds sold                            $9,931,724                 $9,931,724
      Securities held to maturity                                                 10,609,268                 10,570,268
      Loans                                                                       65,879,941                 65,879,941
      Accrued interest receivable                                                    597,223                    597,223
Financial liabilities:                                                          (83,582,751)               (83,582,751)
      Deposit liabilities


                               PIONEER BANK OF LONGMONT
                             NOTES TO FINANCIAL STATEMENTS


                                                                                     December 31, 1995
                                                                    ---------------------------------------------------
                                                                                        (Unaudited)
                                                                            Carrying                     Fair
                                                                             Amount                      Value
                                                                    ------------------------    -----------------------
Financial assets:
      Cash and due from banks, interest-bearing
           deposits with banks, and federal funds sold                           $20,357,444                $20,357,444
      Securities held to maturity                                                  4,584,979                  4,578,979
      Loans                                                                       50,584,896                 50,584,896
      Accrued interest receivable                                                    424,047                    424,047
Financial liabilities:                                                          (73,248,789)               (73,248,789)
      Deposit liabilities


CONCENTRATIONS OF CREDIT RISK AND GEOGRAPHIC LOCATION

Nearly all of the Bank's business activity is with customers located within the market it serves. Investment in state and municipal securities involve governmental entities within the Bank's market area. A substantial portion of the Bank's customers abilities to honor their contracts is dependent on the business economy in Boulder, Larimer and Weld counties, Colorado and the surrounding area. The Bank's loan policy contains comprehensive collateral requirements for commercial, consumer and real estate loans. The policy also directs lenders to follow specific requirements depending on both the loan purpose and collateral pledged. The policy also details unsecured lending requirements.

The distribution of commitments to extend credit approximates the distribution of loans outstanding. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The contractual amounts of credit-related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

                              PIONEER BANK OF LONGMONT
                           NOTES TO FINANCIAL STATEMENTS


CONCENTRATION BY INSTITUTION

The Bank has a concentration of funds on deposit at Bankers' Bank of the West as follows:

                                                        1997                       1996                      1995
                                                ---------------------     ----------------------     ---------------------
                                                                                     (Unaudited)               (Unaudited)
Noninterest bearing accounts                              $ 4,660,462                 $3,957,055                $2,920,183
Federal funds sold                                         22,200,000                  3,975,000                15,750,000
                                                ---------------------     ----------------------     ---------------------
                                                          $26,860,462                 $7,932,055               $18,670,183
                                                =====================     ======================     =====================

INCOME TAXES

The Bank files federal and state income tax returns on a calendar-year basis. The Bank uses the specific charge-off method for determining its bad debt deduction.

The provision for income taxes consisted of the following for the years ended December 31:


                                                        1997                       1996                      1995
                                                ---------------------     ----------------------     ---------------------
                                                                                     (Unaudited)               (Unaudited)
Current tax provision
      Federal                                                $970,400                   $839,500                  $690,500
      State                                                   114,500                    110,000                   104,750
                                                ---------------------     ----------------------     ---------------------
                                                            1,084,900                    949,500                   795,250
Deferred tax federal                                                0                   (27,000)                  (25,000)
                                                ---------------------     ----------------------     ---------------------
                                                           $1,084,900                   $922,500                  $770,250
                                                =====================     ======================     =====================


The reasons for the differences between the statutory Federal income tax rates and the effective tax rates are summarized as follows:



                                                                   1997                  1996                  1995
                                                            -------------------    -----------------    ------------------
                                                                                         (Unaudited)           (Unaudited)
Expected tax provision at a 34% rate                                 $1,028,609             $862,295              $673,071
Effect of tax-exempt income                                            (79,694)             (41,417)              (17,069)
Interest and other nondeductible expenses                                21,485               18,622                34,498
Decrease in deferred tax asset                                                0             (27,000)              (25,000)
State income taxes                                                      114,500              110,000               104,750
                                                            -------------------    -----------------    ------------------
                                                                     $1,084,900             $922,500              $770,250
                                                            ===================    =================    ==================

                              PIONEER BANK OF LONGMONT
                           NOTES TO FINANCIAL STATEMENTS


Deferred tax assets have been provided for deductible temporary differences related to the allowance for loan losses, accumulated depreciation, and accrued officer salaries. The net deferred tax assets in the accompanying statements of financial condition include the following components:


                                                                   1997                  1996                  1995
                                                            -------------------    -----------------    ------------------
                                                                                         (Unaudited)           (Unaudited)
Allowance for Loan Losses                                              $127,562             $128,124              $114,949
Depreciation                                                           (65,416)             (79,620)              (61,232)
Other                                                                     9,954               23,596              (23,617)
                                                            -------------------    -----------------    ------------------
Net deferred tax assets                                               $  72,100            $  72,100              $ 30,100
                                                            ===================    =================    ==================

RELATED PARTIES

The Bank has entered into transactions with its directors, shareholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 1997, was $17,114. During 1997, activity on the revolving line-of-credit to such related parties amounted to $761,048 of advances and repayments of $847,813.

CONTINGENCIES

In the normal course of business, the Bank is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Bank's financial statements.

In October 1997, the Bank received a demand letter on behalf of a payee of a check drawn on an account at Pioneer Bank of Longmont. The demand letter alleged late return of an NSF check in the amount of $110,000 in December 1996, and stated intent to file suit as a result of the alleged late return. In the opinion of Bank's legal counsel, there were several mitigating factors regarding this claim, which would have allowed the Bank to offer successful defense to this legal action. To expedite the resolution of the matter, the Bank entered into negotiations with claimant's attorney. A settlement in the amount of $25,000 was agreed upon and paid as of January 1998, with claimant giving full release of future liability to the Bank.

RETIREMENT PLAN

The company has a 401-K plan that covers substantially all of it's employees. Annually, the company may in its discretion elect to contribute amounts into the Plan. The 401-K contribution expense recorded in the financial statements is $43,700 for 1997, $26,730 for 1996 (unaudited) and $20,987 for 1995 (unaudited).

RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 1997, approximately $1,000,000 of retained earnings were available for dividend declaration without prior regulatory approval.

                           PIONEER BANK OF LONGMONT
                          NOTES TO FINANCIAL STATEMENTS


REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by Federal and State banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory- and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Federal Reserve Bank of Kansas City categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital ratios are presented in the following table:



                                                                                                     To Be Well
                                                                                                  Capitalized Under
                                                                         For Capital              Prompt Corrective
                                                      ACTUAL          ADEQUACY PURPOSES           ACTION PROVISIONS
                                                      -------        ------------------           ------------------
AS OF DECEMBER 31, 1997:
Total capital
(to risk-weighted assets)                             10.32%                 8.0%                       10.0%
Tier I capital
(to risk-weighted assets)                              9.77%                 4.0%                       6.0%
Tier I capital
(to average assets)                                    7.97%                 4.0%                       5.0%
AS OF DECEMBER 31, 1996:
(Unaudited)
Total capital
(to risk-weighted assets)                             11.02%                 8.0%                       10.0%
Tier I capital
(to risk-weighted assets)                             10.30%                 4.0%                       6.0%
Tier I capital
(to average assets)                                    8.49%                 4.0%                       5.0%


                                                                                                     To Be Well
                                                                                                  Capitalized Under
                                                                         For Capital              Prompt Corrective
                                                      Actual          Adequacy Purposes           Action Provisions
                                                     ---------        -----------------          -------------------
AS OF DECEMBER 31, 1995:
(Unaudited)
Total capital
(to risk-weighted assets)                             11.17%                 8.0%                       10.0%
Tier I capital
(to risk-weighted assets)                             10.31%                 4.0%                       6.0%
Tier I capital                                         8.79%                 4.0%                       5.0%
(to average assets)

PLAN OF MERGER

On November 6, 1997, Pioneer Bank of Longmont entered into an Agreement and Plan of Merger with Community First Bankshares, Inc. Under the terms of the agreement, shareholders of Pioneer Bank of Longmont will be entitled to receive approximately 700,000 shares of Community First Bankshares, Inc. common stock based upon a formula which allows a trading value of Community First Bankshares, Inc. stock and an excess equity amount to be determined prior to closing date.

This agreement is subject to the approval of certain regulatory agencies.

                                                                     APPENDIX A











                             AGREEMENT AND PLAN OF MERGER


                             dated as of November 6, 1997

                                        among


                           COMMUNITY FIRST BANKSHARES, INC.

                            COMMUNITY FIRST NATIONAL BANK



                                         and



                               PIONEER BANK OF LONGMONT

                        INDEX TO AGREEMENT AND PLAN OF MERGER


AGREEMENT AND PLAN OF MERGER . . . . . . . . . . . . . . . . . . . . . . . . . 1

ARTICLE 1  THE MERGER. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
      1.1  Effective Time of the Merger. . . . . . . . . . . . . . . . . . . . 1
      1.2  Closing . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
      1.3  Effects of the Merger . . . . . . . . . . . . . . . . . . . . . . . 2
      1.4  Calculation of Pioneer Value. . . . . . . . . . . . . . . . . . . . 2

ARTICLE 2  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT BANKS;
       EXCHANGE OF CERTIFICATES. . . . . . . . . . . . . . . . . . . . . . . . 3
      2.1  Effect on Capital Stock . . . . . . . . . . . . . . . . . . . . . . 3
           (a)  Conversion . . . . . . . . . . . . . . . . . . . . . . . . . . 3
           (b)  Exchange Rate. . . . . . . . . . . . . . . . . . . . . . . . . 3
           (c)  Adjustments to Exchange Rate Based on CFB Trading Value. . . . 4
           (d)  Adjustments to Exchange Rate Based on Pioneer Value. . . . . . 4
           (e)  Shareholders' Right of Dissent . . . . . . . . . . . . . . . . 4

      2.2  Exchange of Certificates. . . . . . . . . . . . . . . . . . . . . . 5
           (a)  Exchange Agent . . . . . . . . . . . . . . . . . . . . . . . . 5
           (b)  Exchange Procedures. . . . . . . . . . . . . . . . . . . . . . 5
           (c)  Distributions with Respect to Unexchanged Shares; Voting . . . 5
           (d)  Transfers. . . . . . . . . . . . . . . . . . . . . . . . . . . 6
           (e)  Fractional Shares. . . . . . . . . . . . . . . . . . . . . . . 6
           (f)  Termination of Exchange Fund . . . . . . . . . . . . . . . . . 6
           (g)  Lost or Destroyed Shares . . . . . . . . . . . . . . . . . . . 6

ARTICLE 3  REPRESENTATIONS AND WARRANTIES. . . . . . . . . . . . . . . . . . . 7
      3.1  Representations and Warranties of Pioneer . . . . . . . . . . . . . 7
           (a)  Pioneer Organization . . . . . . . . . . . . . . . . . . . . . 7
           (b)  Enforceability . . . . . . . . . . . . . . . . . . . . . . . . 7
           (c)  Limitation of Pioneer's Powers . . . . . . . . . . . . . . . . 7
           (d)  Corporate Records. . . . . . . . . . . . . . . . . . . . . . . 7
           (e)  Insured Status of Pioneer. . . . . . . . . . . . . . . . . . . 7
           (f)  No Default; Creation of Liens. . . . . . . . . . . . . . . . . 8
           (g)  Financial Statements . . . . . . . . . . . . . . . . . . . . . 8
           (h)  Fidelity Insurance . . . . . . . . . . . . . . . . . . . . . . 9
           (i)  Employment Contracts . . . . . . . . . . . . . . . . . . . . . 9
           (j)  Employee Benefits. . . . . . . . . . . . . . . . . . . . . . . 9
           (k)  Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . 9
           (l)  Taxes. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 9
           (m)  Title to Property. . . . . . . . . . . . . . . . . . . . . . .10

                                      A-ii

           (n)  Insurance Policies . . . . . . . . . . . . . . . . . . . . . .10
           (o)  Pioneer Property . . . . . . . . . . . . . . . . . . . . . . .10
           (p)  Conduct of Business. . . . . . . . . . . . . . . . . . . . . .10
           (q)  Loan Allowance and Documentation . . . . . . . . . . . . . . .11
           (r)  Leases and Contracts . . . . . . . . . . . . . . . . . . . . .11
           (s)  Shareholder List . . . . . . . . . . . . . . . . . . . . . . .12
           (t)  Principals . . . . . . . . . . . . . . . . . . . . . . . . . .12
           (u)  Information Supplied . . . . . . . . . . . . . . . . . . . . .12
           (v)  Agreements with Regulators . . . . . . . . . . . . . . . . . .12

      3.2  Representations and Warranties of CFB . . . . . . . . . . . . . . .13
           (a)  CFB Organization . . . . . . . . . . . . . . . . . . . . . . .13
           (b)  Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . .13
           (c)  Enforceability . . . . . . . . . . . . . . . . . . . . . . . .13
           (d)  No Default; Creation of Liens. . . . . . . . . . . . . . . . .13
           (e)  Information Supplied . . . . . . . . . . . . . . . . . . . . .14
           (f)  No Plan to Transfer Assets . . . . . . . . . . . . . . . . . .14

ARTICLE 4  COVENANTS OF PIONEER AND CFB. . . . . . . . . . . . . . . . . . . .14
      4.1  Covenants of Pioneer. . . . . . . . . . . . . . . . . . . . . . . .14
           (a)  Ordinary Course. . . . . . . . . . . . . . . . . . . . . . . .14
           (b)  Shareholder Meeting. . . . . . . . . . . . . . . . . . . . . .15
           (c)  Registration Statement . . . . . . . . . . . . . . . . . . . .15
           (d)  Confidential Information . . . . . . . . . . . . . . . . . . .15
           (e)  Benefit Plans. . . . . . . . . . . . . . . . . . . . . . . . .15
           (f)  No Solicitations . . . . . . . . . . . . . . . . . . . . . . .16
           (g)  No Acquisitions. . . . . . . . . . . . . . . . . . . . . . . .16
           (h)  Insurance. . . . . . . . . . . . . . . . . . . . . . . . . . .16
           (i)  Pooling Restrictions . . . . . . . . . . . . . . . . . . . . .17
           (j)  Financial Statements . . . . . . . . . . . . . . . . . . . . .17
           (k)  Additional Covenants of Pioneer. . . . . . . . . . . . . . . .17

      4.2  Covenants of CFB. . . . . . . . . . . . . . . . . . . . . . . . . .20
           (a)  Ordinary Course. . . . . . . . . . . . . . . . . . . . . . . .20
           (b)  Application. . . . . . . . . . . . . . . . . . . . . . . . . .20
           (c)  Cooperation. . . . . . . . . . . . . . . . . . . . . . . . . .20
           (d)  Registration Statement . . . . . . . . . . . . . . . . . . . .20
           (e)  Listing. . . . . . . . . . . . . . . . . . . . . . . . . . . .21
           (f)  Shares to be Issued. . . . . . . . . . . . . . . . . . . . . .21
           (g)  Blue Sky . . . . . . . . . . . . . . . . . . . . . . . . . . .21
           (h)  Confidential Information . . . . . . . . . . . . . . . . . . .21
           (i)  Registration Statement . . . . . . . . . . . . . . . . . . . .21

      4.3  Covenants of Pioneer and CFB. . . . . . . . . . . . . . . . . . . .22
           (a)  Governing Documents. . . . . . . . . . . . . . . . . . . . . .22
           (b)  Other Actions. . . . . . . . . . . . . . . . . . . . . . . . .22
           (c)  Advice of Changes; Government Filings. . . . . . . . . . . . .22

           (d)  Title of Property. . . . . . . . . . . . . . . . . . . . . . .22
           (e)  Environmental Assessment . . . . . . . . . . . . . . . . . . .23

ARTICLE 5  ADDITIONAL AGREEMENTS . . . . . . . . . . . . . . . . . . . . . . .23
      5.1  Regulatory Matters. . . . . . . . . . . . . . . . . . . . . . . . .23
      5.2  Letters of Financial Officers . . . . . . . . . . . . . . . . . . .24
      5.3  Access to Information . . . . . . . . . . . . . . . . . . . . . . .24
      5.4  Affiliates. . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
      5.5  Employee Benefit Plans. . . . . . . . . . . . . . . . . . . . . . .24
      5.6  Expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .25
      5.7  Additional Agreements; Best Efforts . . . . . . . . . . . . . . . .25

ARTICLE 6  CONDITIONS PRECEDENT. . . . . . . . . . . . . . . . . . . . . . . .25
      6.1  Conditions to Each Party's Obligation to Effect the Merger. . . . .25
           (a)  Stockholder Approval . . . . . . . . . . . . . . . . . . . . .25
           (b)  Nasdaq Market System Listing . . . . . . . . . . . . . . . . .25
           (c)  Other Approvals. . . . . . . . . . . . . . . . . . . . . . . .25
           (d)  Registration Statement . . . . . . . . . . . . . . . . . . . .26
           (e)  No Injunctions or Restraints; Illegality . . . . . . . . . . .26
           (f)  No Unduly Burdensome Condition . . . . . . . . . . . . . . . .26

      6.2  Conditions to Obligations of CFB. . . . . . . . . . . . . . . . . .26
           (a)  Representations and Warranties . . . . . . . . . . . . . . . .26
           (b)  Performance of Obligations of Pioneer. . . . . . . . . . . . .26
           (c)  Minimum Pioneer Value. . . . . . . . . . . . . . . . . . . . .27
           (d)  Supplement to Loan Loss Reserve. . . . . . . . . . . . . . . .27
           (e)  Pooling Letter . . . . . . . . . . . . . . . . . . . . . . . .27
           (f)  Legal Opinion. . . . . . . . . . . . . . . . . . . . . . . . .27

      6.3  Conditions to Obligations of Pioneer. . . . . . . . . . . . . . . .27
           (a)  Representations and Warranties . . . . . . . . . . . . . . . .27
           (b)  Performance of Obligations of CFB. . . . . . . . . . . . . . .27
           (c)  Consents Under Agreements. . . . . . . . . . . . . . . . . . .27
           (d)  Tax Opinion. . . . . . . . . . . . . . . . . . . . . . . . . .28
           (e)  Legal Opinion. . . . . . . . . . . . . . . . . . . . . . . . .28
           (f)  Employment Agreement . . . . . . . . . . . . . . . . . . . . .28

ARTICLE 7  TERMINATION AND AMENDMENT . . . . . . . . . . . . . . . . . . . . .28
      7.1  Termination . . . . . . . . . . . . . . . . . . . . . . . . . . . .28
      7.2  Effect of Termination . . . . . . . . . . . . . . . . . . . . . . .29
      7.3  Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . .29
      7.4  Extension; Waiver . . . . . . . . . . . . . . . . . . . . . . . . .29

ARTICLE 8  GENERAL PROVISIONS. . . . . . . . . . . . . . . . . . . . . . . . .30
      8.1  Non-Survival of Representations and Warranties. . . . . . . . . . .30
      8.2  Notices . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .30
      8.3  Interpretation. . . . . . . . . . . . . . . . . . . . . . . . . . .30

      8.4  Counterparts. . . . . . . . . . . . . . . . . . . . . . . . . . . .31
      8.5  Entire Agreement: Third Party Beneficiaries; Rights of Ownership. .31
      8.6  Governing Law . . . . . . . . . . . . . . . . . . . . . . . . . . .31
      8.7  Publicity . . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
      8.8  Assignment. . . . . . . . . . . . . . . . . . . . . . . . . . . . .31
      8.9  Enforcement of Agreement. . . . . . . . . . . . . . . . . . . . . .31

                             AGREEMENT AND PLAN OF MERGER


     AGREEMENT AND PLAN OF MERGER, dated as of November 6, 1997 (the "Agreement"), by and among Community First Bankshares, Inc., a Delaware corporation ("CFB"), Community First National Bank, a de novo national banking association ("Acquisition Subsidiary") and Pioneer Bank of Longmont, a Colorado banking corporation ("Pioneer").

     WHEREAS, the Boards of Directors of CFB, Acquisition Subsidiary and Pioneer have approved, and deem it advisable and in the best interests of their respective companies and their stockholders to consummate the business combination transaction provided for herein in which Pioneer will be merged with and into Acquisition Subsidiary (the "Merger");

     WHEREAS, CFB and Pioneer desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

     WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                     ARTICLE 1

                                     THE MERGER

     1.1 EFFECTIVE TIME OF THE MERGER. Subject to the provisions of this Agreement, articles of merger (the "Articles of Merger") in substantially the form as attached hereto as EXHIBIT A shall be duly prepared, executed and acknowledged by Acquisition Subsidiary and Pioneer and thereafter delivered for filing to the Office of the Comptroller of the Currency (the "OCC"), as provided in the National Bank Act (the "Act"), on the Closing Date (as defined in Section 1.2). The Merger shall become effective when so declared by the OCC, upon the filing of the Articles of Merger (the "Effective Time").
 Notwithstanding the immediately preceding sentence, however, the parties intend that the effective date and time of the Closing, as defined in Section
1.2 below, for both financial and tax reporting purposes, shall be as of the close of business on the Closing Date.

     1.2 CLOSING. Subject to the terms and conditions hereof, the closing of the Merger (the "Closing") will take place after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article 6 hereof (the "Closing Date"), at the offices of Lindquist, Vennum & Christensen P.L.L.P., in Denver, Colorado, unless another time, date or place is agreed to in writing by the parties hereto. Each of the parties agrees to use its best efforts to cause the Merger to be completed within thirty (30) business days after the satisfaction or waiver of the conditions set forth in Article 6 of this Agreement.

     1.3  EFFECTS OF THE MERGER.

          (a) At the Effective Time: (i) the separate existence of Pioneer shall cease and Pioneer shall be merged with and into Acquisition Subsidiary;
(ii) the Articles of Association of the Acquisition Subsidiary, as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Bank until duly amended in accordance with applicable law; (iii) the Bylaws of the Acquisition Subsidiary, as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Bank until amended in accordance with applicable law; (iv) CFB, as the holder of all of the outstanding common stock of the Acquisition Subsidiary, shall continue as sole shareholder of the Surviving Bank, and (v) the holders of certificates representing shares of Pioneer Common Stock (as defined in Section 2.1(a) below) shall cease to have any rights as shareholders of Pioneer, except such rights, if any, as they may Article 113 of the Colorado Business Corporation (the "Colorado Act") Act, and their sole right shall be the right to receive (A) the number of whole shares of CFB Common Stock (as defined in Section 2.1(a) below) into which their shares of Pioneer Common Stock have been converted in the Merger as provided herein (together with any dividend payments with respect thereto, to the extent provided in Section 2.2(c) below), and (B) the cash value of any fraction of a share of CFB Common Stock into which their shares of Pioneer Common Stock have been converted as provided herein.

          (b) As used in this Agreement, the term "Constituent Banks" shall mean Pioneer and the Acquisition Subsidiary. The term "Surviving Bank" shall mean the Acquisition Subsidiary, after giving effect to the Merger.

          (c) At and after the Effective Time, the Merger will have the effects set forth in Section 215a of the Act.

     1.4 CALCULATION OF PIONEER VALUE. As of the last day of the month immediately preceding the Effective Time (the "Determination Date"), Pioneer shall prepare a consolidated balance sheet of Pioneer in accordance with generally accepted accounting principles, but excluding the effects of any adjustments otherwise required by FASB 115 and excluding any footnotes that might be required to be included with such financial statements (the "Determination Date Balance Sheet"), together with a consolidated statement of income (the "Interim Income") for the period from January 1, 1997 to the Determination Date (the "Interim Income Statement"), such consolidated statement of income shall be prepared in accordance with generally accepted accounting principles, but excluding the effects of any adjustments otherwise required by FASB 115 and excluding any footnotes that might be required to be included with such statements (the "Determination Date Balance Sheet and Interim Income Statement are herein referred to as the "Determination Date Financial Statements"). The Determination Date Financial Statements shall be delivered to CFB as soon as they are prepared so that CFB and its accountants
may review and confirm their accuracy.   For purposes of this Agreement, the
"Pioneer Value" shall be equal to the total consolidated assets of Pioneer minus the total consolidated liabilities of Pioneer, all as reflected on the Determination Date Balance Sheet, prepared in accordance with this Section 1.4.

Total consolidated liabilities of Pioneer shall include, without limitation, provision for taxes and the expenses of the preparation of the final tax return for Pioneer.

                                     ARTICLE 2

                  EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE
                    CONSTITUENT BANKS; EXCHANGE OF CERTIFICATES

     2.1  EFFECT ON CAPITAL STOCK.

          (a) CONVERSION. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of common stock, par value $10.00 per share, of Pioneer ("Pioneer Common Stock"), subject to
Section 2.2(e), each issued and outstanding share of Pioneer Common Stock, other than shares of Pioneer Common Stock held by persons who have taken all steps required to perfect their right to be paid the fair value of such shares under Article 113 of the Colorado Act, shall be converted into validly issued, fully paid and nonassessable shares of common stock of CFB, $.01 par value ("CFB Common Stock"). The number of shares of CFB Common Stock exchanged for shares of Pioneer Common Stock shall be calculated in accordance with Section 2.1(b). All such shares of Pioneer Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Each Pioneer shareholder's certificate or certificates previously representing shares of Pioneer Common Stock (each a "Pioneer Certificate") shall be aggregated (if a single stockholder holds more than one Pioneer Certificate) and exchanged for a certificate representing whole shares of CFB Common Stock and cash in lieu of any fractional share issued in consideration therefor upon the surrender of such Pioneer Certificates in accordance with Section 2.2, without any interest thereon. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding shares of CFB Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities through a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in CFB's capitalization, then an appropriate and proportionate adjustment shall be made to the "Exchange Rate", as hereinafter defined, so that the number of shares of CFB Common Stock into which a share of Pioneer Common Stock shall be converted will equal the number of shares of CFB Common Stock that the holders of shares of Pioneer Common Stock would have received pursuant to such reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other similar change had the record date therefor been immediately following the Closing Date.

          (b) EXCHANGE RATE. Subject to the adjustments provided in Section 2.1(c) hereof, all of the issued and outstanding shares of Pioneer Common Stock and any outstanding options, warrants or other rights to Pioneer Common Stock shall be exchanged for Seven Hundred Thousand (700,000) shares of CFB Common Stock (the aforementioned exchange rate is hereinafter referred to as the "Exchange Rate"). On or before the Effective Time, all stock options and other rights with respect to Pioneer Common Stock shall be (i) accelerated and exercised by the holder thereof, in accordance with the terms of the stock option plan or agreement, or (ii) released and terminated by written acknowledgment and agreement by the holder thereof, obtained by Pioneer less than ten (10) business days prior to the Closing Date.

          (c) ADJUSTMENTS TO EXCHANGE RATE BASED ON CFB TRADING VALUE. Notwithstanding anything to the contrary in this Article 2, the Exchange Rate shall be subject to modification as set forth below:

               (i) If the CFB Trading Value is less than $46.00 per share, then Pioneer shall have the right to terminate the transaction pursuant to
     Section 7.1 hereof;

               (ii) If the CFB Trading Value is greater than $50.50 per share, then the Exchange Rate shall be reduced so that the product of the CFB Trading Value multiplied by the Exchange Rate shall be $35,350,000.

     For purposes of this Agreement, the "CFB Trading Value" of the CFB Common Stock shall be the average of the per share closing price for the CFB Common Stock as reported by the Nasdaq Market System National Market System for the 20 trading days ending at the end of the fourth trading day immediately preceding the Closing Date (as appropriately and proportionately adjusted in the event that, between the date hereof and the termination of such twenty trading day period, shares of CFB Common Stock shall be changed into a different number of shares or a different class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment or stock dividend). Calculations will be rounded to three decimal places. Any fractional share of CFB Common Stock will be paid in cash in accordance with Section 2.2(e). Illustrations of the above Exchange Rate calculations are attached as EXHIBIT 2.1(c) hereto and incorporated herein by reference.

          (d) ADJUSTMENTS TO EXCHANGE RATE BASED ON PIONEER VALUE. In the event that the Pioneer Value, calculated in accordance with Section 1.4, above, shall be greater than $8,100,000, then, at the election of Pioneer and subject to the requirements of Section 6.2(e) hereof, either (i) the difference shall be paid by special dividend to Pioneer shareholders immediately prior to the Determination Date or (ii) the Exchange Rate determined in accordance with Section 2.1(c) shall be subject to increase. The amount of increase shall be determined by (i) subtracting the difference between the Pioneer Value and $8,100,000, and then (ii) dividing such difference by the CFB Trading Value.

          (e) SHAREHOLDERS' RIGHT OF DISSENT. Any holder of shares of Pioneer Common Stock who does not vote in favor of the Merger at the meeting of shareholders of Pioneer and has given notice in writing to the presiding officer prior to the Merger vote that he or she intends to demand payment for his or her shares of Pioneer Common Stock if the Merger is effectuated, shall be entitled to receive the value of the Pioneer Common Stock so held by him or her in accordance with Article 113 of the Colorado Act.

     2.2  EXCHANGE OF CERTIFICATES.

          (a) EXCHANGE AGENT. At the Closing, CFB shall deposit with Norwest Bank Minnesota, N.A. or such other bank or trust company acceptable to the parties (the "Exchange Agent"), for the benefit of the holders of shares of Pioneer Common Stock, certificates dated the Closing Date representing the shares of CFB Common Stock and the cash to be paid in lieu of fractional shares (such cash and certificates for shares of CFB Common Stock together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") to be issued and paid pursuant to Section 2.1 in exchange for the outstanding shares of Pioneer Common Stock.

          (b) EXCHANGE PROCEDURES. Within five (5) business days after the Closing Date, CFB shall cause the Exchange Agent to mail to each holder of record of a Pioneer Certificate or Pioneer Certificates (i) a letter of transmittal which shall specify that delivery shall be effective, and risk of loss and title to the Pioneer Certificate(s) shall pass, only upon delivery of the Pioneer Certificate(s) to the Exchange Agent and which shall be in such form and have such other provisions as CFB and Pioneer may reasonably specify not later than five business days before the Closing Date and (ii) instructions for use in effecting the surrender of the Pioneer Certificate(s) in exchange for a certificate representing shares of CFB Common Stock and the cash to be paid in lieu of any fractional share. Upon surrender of a shareholder's Pioneer Certificate or Pioneer Certificates for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, the holder of such Pioneer Certificate(s) shall be entitled to receive in exchange therefor (1) a certificate representing the number of whole shares of CFB Common Stock and (2) a check representing the amount of the cash to be paid in lieu of a fractional share, if any, and unpaid dividends and distributions, if any, which such holder has the right to receive in respect of the Pioneer Certificate(s) surrendered, as provided in Section 2.2(c) below, and the Pioneer Certificate(s) so surrendered shall forthwith be canceled. No interest will be paid on the cash in lieu of fractional shares and unpaid dividends and distributions, if any, payable to holders of Pioneer Certificates. In the event of a transfer of ownership of Pioneer Common Stock which is not registered in the transfer records of Pioneer, a CFB Certificate representing the proper number of shares of CFB Common Stock, together with a check for the cash to be paid in lieu of a fractional share, may be issued to such a transferee if the Pioneer Certificate representing such Pioneer Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer. Any applicable stock transfer taxes shall be paid by CFB.

          (c) DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES; VOTING. The Exchange Agent shall receive and hold, for distribution without interest to the first record holder of the certificate or certificates representing shares of Pioneer Common Stock, all dividends and other distributions paid on shares of CFB Common Stock held in the Exchange Agent's name as agent. Holders of unsurrendered Pioneer Certificates shall not be entitled to vote after the Closing Date at any meeting of CFB shareholders until they have exchanged their Pioneer Certificates.

          (d) TRANSFERS. After the Effective Time, there shall be no transfers on the stock transfer books of Pioneer of the shares of Pioneer Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Pioneer Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the shares of CFB Common Stock and cash, in an amount as determined in accordance with the provisions of Section 2.1(a) and this Section 2.2, deliverable in respect thereof pursuant to this Agreement. Pioneer Certificates surrendered for exchange by any person constituting an "affiliate" of Pioneer for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until CFB has received a written agreement from such person as provided in Section 5.4.

          (e) FRACTIONAL SHARES. No fractional shares of CFB Common Stock shall be issued pursuant hereto. In lieu of the issuance of any fractional share, cash adjustments will be paid to holders in respect of any fractional share of CFB Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to such fractional proportion of the Trading Value of a share of CFB Common Stock. For purposes of calculating fractional shares, a holder of Pioneer Common Stock with more than one Pioneer Certificate shall receive cash only for the fractional share remaining after aggregating all of its, his or her Pioneer Common Stock to be exchanged.

          (f) TERMINATION OF EXCHANGE FUND. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any CFB Common Stock) that remains unclaimed by the shareholders of Pioneer for twelve months after the Closing Date shall be paid to CFB. Any shareholders of Pioneer who have not theretofore complied with this Article 2 shall thereafter look only to CFB for payment of their shares of CFB Common Stock, and cash in an amount as determined in accordance with the provisions of
Section 2.1(a) and this Section 2.2, without any interest thereon. Notwithstanding the foregoing, none of CFB, the Exchange Agent nor any other person shall be liable to any former holder of shares of Pioneer Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (g) LOST OR DESTROYED SHARES. In the event any Pioneer Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Pioneer Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as CFB may direct as indemnity against any claim that may be made against it with respect to such Pioneer Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Pioneer Certificate the shares of CFB Common Stock, and cash in an amount as determined in accordance with the provisions of Section 2.1(a) and this Section 2.2, deliverable in respect thereof pursuant to this Agreement.

                                     ARTICLE 3

                           REPRESENTATIONS AND WARRANTIES

     3.1 REPRESENTATIONS AND WARRANTIES OF PIONEER. In order to induce CFB to enter into this Agreement, Pioneer represents and warrants to CFB, in all material respects, as of the date of this Agreement (except as otherwise expressly provided), as follows, except as disclosed on the attached EXHIBIT B (the "Pioneer Disclosure Schedule") and the schedules thereunder which are numbered to correspond to the representations set forth below:

          (a) PIONEER ORGANIZATION. Pioneer is a Colorado banking corporation duly organized and validly existing and in good standing under the laws of the State of Colorado with an authorized capital of $500,000, consisting of 50,000 shares of one class of common stock, par value $10.00 per share. All of the shares of stock of Pioneer which are presently issued and outstanding, have been validly issued, fully paid and non-assessable, and there are no stock options or other commitments outstanding pursuant to which Pioneer is obligated to issue additional shares of such stock or purchase or redeem any outstanding shares of such stock. Pioneer has all requisite power, authority, charters, licenses and franchises necessary or required by law to carry on the business activity in which it is presently engaged, except where the failure to have any such power, authority, charters, licenses or franchises would not reasonably be expected to have a material adverse effect on Pioneer. Pioneer has no direct or indirect subsidiaries and is not a partner to any partnership.

          (b) ENFORCEABILITY. Subject to the required approval of the Merger by the shareholders of Pioneer, Pioneer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution, delivery and performance of this Agreement by Pioneer and the consummation of the transactions contemplated hereby have
been duly authorized by the Board of Directors of Pioneer.   Subject to
approval by the Pioneer shareholders and of government agencies and other governing bodies having regulatory authority over Pioneer as may be required by statute or regulation, this Agreement constitutes a valid and binding obligation of Pioneer, enforceable against it in accordance with its terms.

          (c) LIMITATION OF PIONEER'S POWERS. There are no proceedings or actions pending by any federal or state regulatory body having authority over Pioneer to limit or impair any of Pioneer's powers, rights and privileges, to terminate deposit insurance or to dissolve Pioneer.

          (d) CORPORATE RECORDS. Pioneer's Articles of Incorporation and Bylaws are each unchanged from the form in which they were delivered to CFB on or before the date of this Agreement. The minute books of Pioneer contain reasonably complete and accurate records of all meetings and corporate actions of each of their respective shareholders and Boards of Directors (including committees of the Boards of Directors).

          (e) INSURED STATUS OF PIONEER. Pioneer is an insured bank under the provisions of Chapter 16 of Title 12, United States Code Annotated, known as the "Federal Deposit Insurance Act," and no act or default on the part of Pioneer exists that could reasonably be expected to have a material adverse effect on its status as an insured bank thereunder. Pioneer possesses and is in full compliance with all licenses, franchises, permits and other governmental authorizations that are legally required to hold its properties or conduct its business, except where the failure to possess any such licenses, franchises, permits or other governmental authorizations would not reasonably be expected to have a material adverse effect on Pioneer.

          (f) NO DEFAULT; CREATION OF LIENS. Neither the execution and delivery of this Agreement, nor the consummation of the Merger will (i) conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of (A) any judgment, order or decree of any court or other governmental agency to which Pioneer may be subject, (B) any of the "Material Contracts," as hereinafter defined, or (C) the Articles of Incorporation or Bylaws of Pioneer, or (ii) constitute an event that, with the lapse of time or action by a third party, would result in a default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon Pioneer Common Stock.

          (g) FINANCIAL STATEMENTS. The following financial statements of Pioneer (the "Financial Statements") have been delivered to CFB and are incorporated by reference herein:

               (i) The Consolidated Reports of Condition and Income as of December 31 for each of the years 1994, 1995 and 1996 and the period ending September 30, 1997; and

               (ii) The financial statements of Pioneer, prepared in the ordinary course of business for each of the years ended December 31, 1994, 1995 and 1996.

Each of the aforementioned Financial Statements is, and the Determination Date Financial Statements will be (when delivered pursuant to Section 1.4), true and correct in all material respects, and together they fairly present, in accordance with generally accepted accounting principles (applied on a consistent basis except as disclosed in the footnotes thereto and except that the unaudited financial statements are subject to any adjustments which might be required as a result of an examination of independent accountants) the financial position and results of operation of Pioneer as of the dates and for the periods therein set forth. To the knowledge of Pioneer, such Financial Statements did not, as of the date of the preparation thereof, include any material assets or omit to state any material liability, absolute or contingent, the inclusion or omission of which renders such Financial Statements, in light of the circumstances in which they were made, misleading in any material respect. Since December 31, 1996, there has been no material adverse change in the financial condition, results of operation or business of Pioneer, taken as a whole (other than changes in banking laws or regulations, changes in generally accepted accounting principles or interpretations thereof that affect the banking industry generally, or changes in general economic conditions that affect the banking industry on a nationwide basis, including changes in the general level of interest rates).

          (h) FIDELITY INSURANCE. Pioneer is insured under a Banker's Blanket Bond which is in full force and effect and Pioneer has not received notice of cancellation or non-renewal thereof, or filed any claim thereunder during the past five years. There are no unresolved claims.

          (i) EMPLOYMENT CONTRACTS. Except as set forth in Section 3.1(i) of the Pioneer Disclosure Schedule, Pioneer is not a party to or bound by any written or oral (i) employment or consulting contract that is not terminable without penalty by Pioneer on 30 days' or less notice or (ii) any collective bargaining agreement covering employees.

          (j) EMPLOYEE BENEFITS. Section 3.1(j) of the Pioneer Disclosure Schedule lists every employee benefit plan within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which Pioneer maintains or to which Pioneer contributes on behalf of current or former employees of Pioneer. All of the plans and programs listed in
Section 3.1(j) of the Pioneer Disclosure Schedule (hereinafter referred to as the "Plans") are in compliance in all material respects with all applicable requirements of ERISA and all other applicable federal and state laws. Each of the Plans that is a defined benefit pension plan has assets with an aggregate value that exceeds the present value of its liability for accrued benefits, all as determined on a termination basis. None of the Plans has engaged in a "prohibited transaction", within the meaning of Section 4975 of the Code or Section 406 of ERISA, none of the Plans which is subject to Title IV of ERISA or any trust created thereunder has been terminated nor have there been any "reportable events" as that term is defined in Section 4043 of ERISA with respect to any Plan and none of the Plans has incurred an accumulated funding deficiency within the meaning of Section 412(a) of the Code.

          (k) LITIGATION. Except as described in Section 3.1(k) of the Pioneer Disclosure Schedule, no claims have been asserted by written notice to Pioneer and no relief has been sought against Pioneer or any of the Plans in any pending litigation or governmental proceedings or otherwise. Pioneer is not a party to any unsatisfied order, judgment or decree which is adverse to Pioneer and Pioneer (i) is not the subject of any cease and desist order, or other formal or informal enforcement action by any regulatory authority; or (ii) has not made any commitment to or entered into any agreement with any regulatory authority that restricts or adversely affects its operations or financial condition. To the knowledge of Pioneer, there do not exist facts that would reasonably be expected to give rise to a material claim against Pioneer after the Closing Date.

          (l) TAXES. Pioneer has filed all federal and state income tax returns and all other returns with respect to any taxes, either federal, state or local, which it is required to have filed; said returns have been correctly and accurately prepared; all taxes reflected thereon have been paid or adequately accrued for; no notice of any deficiency, assessments or additions to tax have been received by Pioneer; Pioneer has not waived any statute of limitations with respect to any taxes reflected on said returns; and deferred taxes have been properly reflected on the Pioneer Statements. Except as set forth in Section 3.1(l) of the Pioneer Disclosure Schedule, there are no other taxes of any kind or character for which Pioneer is or may be liable which are now past due, delinquent and/or unpaid.

          (m) TITLE TO PROPERTY. Pioneer has good and marketable title to all material assets and properties, whether real or personal, that it purports to own, including without limitation all real and personal assets and properties reflected in its Financial Statement as of December 31, 1996, or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of for fair value in the ordinary course of business since December 31, 1996) subject to no liens, mortgages, security interests, encumbrances or charges of any kind, except (i) as noted in subsequent Consolidated Reports of Income and Condition of Pioneer or the Schedules thereto; (ii) statutory liens for taxes not yet delinquent; (iii) security interests granted to secure deposits of funds by federal, state or other governmental agencies; (iv) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purposes for which they are held by Pioneer as of the date hereof; and (v) such liens, mortgages, security interests, encumbrances and charges that are not in the aggregate material to the assets and properties of Pioneer.

          (n) INSURANCE POLICIES. Pioneer has delivered to CFB true, accurate and complete copies of all insurance policies of Pioneer as of the date of this Agreement. Each such policy is in full force and effect, with all premiums due thereon on or prior to the date of this Agreement having been paid as and when due.

          (o) PIONEER PROPERTY. All buildings, structures, fixtures, and appurtenances comprising the premises of Pioneer are in good condition subject to ordinary wear and tear. Except for the facts set forth in the Assessment (as hereinafter defined), Pioneer is, and has been at all times, in substantial compliance with all applicable Environmental Laws (as defined below), and have not engaged in any activity resulting in a material violation of any applicable Environmental Law. To the best knowledge of Pioneer, there is no legal, administrative, or other proceeding, claim, investigation (with respect to which Pioneer is aware), inquiry, order, hearing or action of any nature seeking to impose, or that would reasonably be expected to result in the imposition on Pioneer of any liability arising from any violation of or obligation under any local, state or federal environmental statute, regulation or ordinance including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("Environmental Laws"), pending or, to the knowledge of Pioneer, threatened against Pioneer; and there is no reasonable basis for any such proceeding, claim, investigation, inquiry, order, hearing or action; and Pioneer is not subject to any agreement, order, judgment, or decree by or with court, governmental authority or third party imposing any such environmental liability. No claims have been made by any governmental authority or third party against Pioneer during the past ten (10) years relating to damage, contribution, cost recovery, compensation, loss or inquiry resulting from any violation of or obligation under any Environmental Laws.

          (p) CONDUCT OF BUSINESS. Pioneer is in compliance in all material respects with all laws, regulations and orders (including zoning ordinances) applicable to it and to the conduct of its business, including without limitation, all statutes, rules and regulations pertaining to the conduct of its banking activities (including the exercise of fiduciary and trust powers), except where the failure to comply would not reasonably be expected to have a material adverse effect on Pioneer.

          (q) LOAN ALLOWANCE AND DOCUMENTATION. Pioneer's consolidated allowance for losses on loans included in the Financial Statement as of June 30, 1997 was $510,000, representing .6% of its total consolidated loans held in portfolio. The amount of such allowance for losses on loans was adequate to absorb reasonably expectable losses in the loan portfolio of

Pioneer. To the knowledge of Pioneer, there are no facts which would cause it to increase the level of such allowance for losses on loans. The loan portfolio of Pioneer, as of June 30, 1997 in excess of such reserves is, to the best knowledge and belief of the executive officers of Pioneer, after due inquiry as to potential losses, and based on past loan loss experience, fully collectible in accordance with the terms of the documentation relating to the loans in such portfolio. The documentation relating to loans made by Pioneer and relating to all security interests, mortgages and other liens with respect to all collateral for such loans, taken as a whole, is adequate for the enforcement of the material terms of such loans and of the related security interests, mortgages and other liens. The terms of such loans and of the related security interests, mortgages and other liens comply in all material respects with all applicable laws, rules and regulations (including laws, rules and regulations relating to the extension of credit). There are no loans, leases, other extensions of credit or commitments to extend credit of Pioneer that have been or should in accordance with generally acceptable accounting principles, have been classified by Pioneer as nonaccrual, as restructured, as 90 days past due, as still accruing and doubtful of collection or any comparable classification. Pioneer has provided to CFB true, correct and complete in all material respects such written information concerning the its loan portfolio as CFB has requested.

          (r) LEASES AND CONTRACTS. Except as described on Section 3.1(r) of the Pioneer Disclosure Schedule, Pioneer is not a party to or bound by any written or oral (i) lease or license with respect to any property, real or personal, with a value in excess of $20,000, whether as a lessor, lessee, licensor or licensee; (ii) contract or commitment for capital expenditures in excess of $20,000 for any one project or $50,000 in the aggregate; (iii) contract or commitment for total expenses in excess of $20,000 made in the ordinary course of business for the purchase of materials, supplies, or for the performance of services for a period of more than 180 days from the date of this Agreement; or (iv) contract or option for the purchase or sale of any real or personal property other than in the ordinary course of business (all such agreements, contracts, and commitments collectively are herein referred to as the "Material Contracts"). Neither Pioneer nor any affiliate has entered into any written or oral broker agreement or understanding regarding fees or commissions due upon a sale or transfer of control of Pioneer. Pioneer has performed in all material respects all obligations required to be performed by it to date, and is not in material default under, and no event has occurred which, with the lapse of time or action by a third party, could result in a material default under any of the Material Contracts to which Pioneer is a party or by which Pioneer is bound. Each of the Material Contracts is a valid and legally binding obligation of Pioneer and the other party or parties thereto, subject to (i) all applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors' rights generally, and (ii) the application of equitable principles if equitable remedies are sought.

          (s) SHAREHOLDER LIST. Pioneer has furnished to CFB a current shareholder list as of the date set forth therein that (i) sets forth the record name and number of shares held by each holder of common stock of Pioneer and (ii) identifies each shareholder who is an officer or director of Pioneer.

          (t) PRINCIPALS. No director or executive officer of Pioneer, nor any holder of ten percent or more of the outstanding capital stock of Pioneer, nor any affiliate of such person as that term is defined under 12 USC 371(c) ("Principal") (i) is or has during the period subsequent to December 31, 1994, been a party (other than as a depositor) to any transaction with Pioneer, whether as a borrower or otherwise, which (a) was made other than in the ordinary course of business; (b) was made on other than substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions for other persons; or (c) involves more than the normal risk of collectibility or presents other unfavorable features; or (ii) is a party to any loan or loan commitment, whether written or oral, from Pioneer involving an amount in excess of $10,000. Except as set forth in Section 3.1(t) of the Pioneer Disclosure Schedule, no Principal holds any position with any depository organization other than Pioneer. For the purposes of this provision, the term "depository organization" means a commercial bank (including a private bank), a savings bank, a trust company, a savings and loan association, a homestead association, a cooperative bank, an industrial bank, a credit union, or a depository holding company.

          (u) INFORMATION SUPPLIED. None of the information supplied or to be supplied by Pioneer for inclusion or incorporation by reference in (i) the "Registration Statement" (as hereinafter defined) will, at the time the Registration Statement becomes effective under the Securities Act of 1993, as amended (the "Securities Act"), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) the "Prospectus-Proxy Statement" (as hereinafter defined) and any amendment or supplement thereto will, at the date of mailing to the Pioneer stockholders and at the times of the meeting of stockholders of Pioneer to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. Pioneer will use its reasonable best efforts to cause those portions of the Registration Statement supplied by Pioneer to comply in all material respects with applicable law.

          (v) AGREEMENTS WITH REGULATORS. Except as set forth in Section 3.1(v) of the Pioneer Disclosure Schedule, Pioneer: (i) is not a party to any written agreement or memorandum of understanding with; (ii) is subject to any order or directive by; (iii) is not subject to any extraordinary supervisory letter from; or (iii) has not adopted any board resolutions at the request of, federal or state governmental entities charged with the supervision or regulation of banks or engaged in the insurance of bank deposits ("Regulators"), nor has Pioneer been advised by any Regulator that it is contemplating issuing or requesting any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

     3.2 REPRESENTATIONS AND WARRANTIES OF CFB. CFB represents and warrants to Pioneer, in all material respects, as of the date of this Agreement (except as otherwise expressly provided) as follows, except as disclosed on the attached EXHIBIT C (the "CFB Disclosure Schedule") and the schedules thereunder which are numbered to correspond to the representations set forth below:

          (a) CFB ORGANIZATION. CFB is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with authorized capital stock consisting of 30,000,000 shares of common stock, par value of $.01 per share, of which 18,672,914 shares were issued and outstanding as of June 30, 1997 and 2,000,000 shares of preferred stock, none of which were issued and outstanding as of June 30, 1997. CFB has all requisite power, authority, charters, licenses and franchises necessary or required by law to carry on the business activity in which it is presently engaged. CFB is registered as a corporation under
Section 1841 of Title 12, United States Code, as amended (the "Bank Holding Company Act").

          (b) REPORTS. CFB and each of its subsidiary banks and nonbanking corporations (the "CFB Subsidiaries") have filed all reports, registrations and statements, together with any required amendments thereto, that they were required to file with (i) the Securities and Exchange Commission ("SEC"), including, but not limited to, Forms 10-K, Forms 10-Q and proxy statements,
(ii) the Federal Reserve Board, (iii) the FDIC, (iv) the Comptroller and (v) any applicable state securities or banking authorities. All such reports and statements filed with any such regulatory body or authority are collectively referred to herein as the "CFB Reports." As of their respective dates, the CFB Reports complied in all material respects with all the rules and regulations promulgated by the SEC, the Federal Reserve Board, the FDIC, the Comptroller and any applicable state securities or banking authorities, as the case may be, and did not contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. CFB has timely filed with the SEC all reports, statements and forms required to be filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act").

          (c) ENFORCEABILITY. The execution, delivery and performance of this Agreement by CFB and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of CFB. Subject to approval by the government agencies and other governing bodies having regulatory authority over CFB as may be required by statute or regulation, this Agreement constitutes a valid and binding obligation of CFB, enforceable against it in accordance with its terms. This Agreement does not require the approval of CFB shareholders.

          (d) NO DEFAULT; CREATION OF LIENS. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will conflict with, result in the breach of, constitute a default under or accelerate the performance provided by the terms of any judgment, order or decree of any court or other governmental agency to which CFB or any of the CFB Subsidiaries may be subject, or any contract, agreement or instrument to which CFB or any of the CFB Subsidiaries is a party or by which CFB or any of the CFB Subsidiaries is bound or committed, or the Articles of Incorporation or Bylaws of CFB, or constitute an event that, with the lapse of time or action by a third party, could result in a default under any of the foregoing or result in the creation of any lien, charge or encumbrance upon the CFB Common Stock or the capital stock of any of the CFB Subsidiaries.

          (e) INFORMATION SUPPLIED. None of the information supplied or to be supplied by CFB or the CFB Subsidiaries for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading and (ii) the Prospectus-Proxy Statement and any amendment or supplement thereto will, at the date of mailing to Pioneer stockholders and at the times of the meetings of stockholders of Pioneer to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading. The Registration Statement will comply as to form in all material respects with applicable law.

          (f) NO PLAN TO TRANSFER ASSETS. CFB has no plan or intention to sell or otherwise dispose of any of the assets of Pioneer to be acquired in the Merger, except for dispositions in the ordinary course of business or transfers to controlled subsidiaries as described in Section 368(a)(2)(C) of the Code.

                                     ARTICLE 4

                            COVENANTS OF PIONEER AND CFB

     4.1 COVENANTS OF PIONEER. During the period from the date of this Agreement and continuing until the Effective Time, Pioneer agrees as follows:

          (a) ORDINARY COURSE. Except as otherwise required under this Agreement or by CFB, Pioneer shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and use all reasonable efforts to preserve intact its present business organization, maintain its rights and franchises and preserve its relationships with customers, suppliers and others having business dealings with it to the end that their goodwill and ongoing businesses shall not be impaired in any material respect. Pioneer shall not (i) enter into any new material line of business, (ii) increase or decrease the current number of the directors of Pioneer, (iii) change its lending, investment, liability management or other material banking policies in any respect that is material to such party; or (iv) incur or commit to any capital expenditures (or any obligations or liabilities in connection therewith) other than capital expenditures (and obligations or liabilities in connection therewith) incurred or committed to in the ordinary course of business consistent with past practices. Any and all transaction costs incurred by Pioneer, including legal, accounting and other professional fees and costs, shall be based solely upon usual and customary rates and charges.

          (b) SHAREHOLDER MEETING. Pioneer will cause to be duly called, and will cause to be held not later than forty-five (45) days following the effective date of the Registration Statement, a meeting of its shareholders and will direct that this Agreement be submitted to a vote at such meeting. Pioneer will (i) cause proper notice of such meeting to be given to its shareholders in compliance with the Colorado Act and other applicable laws and regulations; (ii) recommend by the affirmative vote of a majority of the Board of Directors a vote in favor of approval of this Agreement; and (iii) use its best efforts to solicit from its shareholders proxies in favor thereof.

          (c) REGISTRATION STATEMENT. Pioneer will furnish or cause to be furnished to CFB all of the information concerning Pioneer required for inclusion in, and will cooperate with CFB in the preparation of, the Registration Statement and Prospectus-Proxy Statement (including audited financial statements, prepared in accordance with generally accepted accounting principles, in form suitable for inclusion in the Registration Statement and Prospectus-Proxy Statement), or any statement or application made by CFB to any governmental body in connection with the Merger. Pioneer agrees promptly to advise CFB if at any time prior to the Effective Date of the Merger, any information provided by or on behalf of Pioneer becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission.

          (d) CONFIDENTIAL INFORMATION. Pioneer will hold in confidence all documents and nonpublic information concerning CFB and the CFB Subsidiaries furnished to Pioneer and its representatives in connection with the Merger and will not release or disclose such information to any other person, except as required by law and except to Pioneer's outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the Merger contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with CFB (except to the extent that such information can be shown to be previously known to Pioneer, in the public domain, or later acquired by Pioneer from other legitimate sources) and, upon request, all such documents, any copies thereof and extracts therefrom shall immediately thereafter be returned to CFB.

          (e) BENEFIT PLANS. Pioneer will, to the extent legally permissible, take all action necessary or required (i) to terminate or amend, if requested by CFB and at CFB's cost, all qualified pension and welfare benefit plans and all non-qualified benefit plans and compensation arrangements as of the Effective Time; (ii) to amend the Plans to comply with the provisions of the Tax Reform Act of 1986, as amended, and regulations thereunder and other applicable law as of the Effective Time; and (iii) to submit application to the Internal Revenue Service for a favorable determination letter for each of the Plans which is subject to the qualification requirements of Section 401(a) of the Code prior to the Effective Time.

          Except as set forth in Section 3.1(j) of the Pioneer Disclosure Schedule, and except as otherwise required pursuant to this Section 4.1(e), Pioneer agrees that it will not, without the prior written consent of CFB,
(i) enter into, adopt, amend (except as may be required by law) or terminate any Plan, as the case may be, or any other employee benefit plan or any agreement, arrangement, plan or policy between Pioneer and one or more of its directors or officers; provided, however, that Pioneer may amend any of the Plans to reduce or eliminate a requirement of mandatory periodic contributions provided that if any of the Plans do not have assets with an aggregate value that exceeds the present value of its liability for accrued benefits, all as determined on a termination basis, then Pioneer shall accrue on its Determination Date Financial Statements the amount by which any of the Plans are underfunded; (ii) except for normal increases in the ordinary course of business consistent with past practice that in the aggregate do not result in aggregate annual base compensation expense to Pioneer in excess of 105% of that in effect as of June 30, 1997, increase in any manner the compensation of any director, officer, or employee, or pay any benefit not required by any plan and arrangement as in effect as of the date hereof (including, without limitation, the granting of stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares) or enter into any contract, agreement, commitment or arrangement to do any of the foregoing; or (iii) enter into or renew any contract, agreement, commitment or arrangement providing for the payment to any director, officer or employee of Pioneer of compensation or benefits contingent, or the terms of which are materially altered, upon the occurrence of the Merger.

          (f) NO SOLICITATIONS. Pioneer shall not authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative or agent retained by it to solicit, or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any takeover proposal (as defined below), or agree or endorse any takeover proposal, or participate in any discussions or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal. Pioneer shall promptly advise CFB orally and in writing of any such inquiries or proposals, including all of the material terms thereof. As used in this Agreement, "takeover proposal" shall mean any tender or exchange offer, proposal for a merger, consolidation or other business combination involving Pioneer or any proposal or offer to acquire in any manner a substantial equity interest in, or a substantial portion of the assets of Pioneer other than the transactions contemplated or permitted by this Agreement.

          (g)  NO ACQUISITIONS.  Other than (i) acquisitions described in
Section 4.1(g) of the Pioneer Disclosure Schedule, as the case may be, or
(ii) acquisitions which may be mutually agreed to by the parties, Pioneer shall not acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or division thereof or otherwise acquire or agree to acquire any substantial amount of assets in each case; PROVIDED, however, that the foregoing shall not prohibit (i) foreclosures and other acquisitions related to previously contracted debt, in each case in the ordinary course of business, or (ii) acquisitions of assets in each case in the ordinary course of business.

          (h) INSURANCE. Pioneer shall maintain the insurance coverage (or coverage of a like kind and amount) referenced in Section 3.1(o) through the Effective Time.

          (i) POOLING RESTRICTIONS. From and after the date of this Agreement, Pioneer shall not take any action which would disqualify the Merger as a "pooling of interests" for accounting purposes.

          (j) FINANCIAL STATEMENTS. Pioneer shall have prepared, filed and submitted to CFB all quarterly and management prepared financial statements for any periods ending at least 30 days before the Closing Date.

          (k) ADDITIONAL COVENANTS OF PIONEER. From the date of this Agreement to the Closing Date or the earlier termination of this Agreement, Pioneer, EXCEPT WITH THE PRIOR WRITTEN CONSENT OF CFB (except as otherwise specifically provided in clauses (xiv) and (xv) of this Section 4.1(k)), or as specifically required under the Agreement, shall not, nor shall it allow the Bank to:

               (i) Except as set forth in Section 4.1(g) of the Pioneer Disclosure Schedule, issue, sell or commit to issue or sell any shares of capital stock of Pioneer, securities convertible into or exchangeable for capital stock of Pioneer, warrants, options or other rights to acquire such stock, or enter into any agreement with respect to the foregoing;

               (ii) Redeem, purchase or otherwise acquire (except for trust account shares) directly or indirectly, any shares of capital stock of Pioneer or any securities convertible or exercisable for any shares of capital stock of Pioneer;

               (iii) Split, combine or reclassify any of capital stock of Pioneer or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for shares of capital stock of Pioneer;

               (iv) Borrow, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, in any material amount;

               (v) Other than in the ordinary course of business, discharge or satisfy any material lien or encumbrance on the properties or assets of Pioneer or pay any material liability;

               (vi) Mortgage, pledge or subject to any lien or other encumbrance any of its assets, except (A) in the ordinary course of business, (B) liens and encumbrances for current property taxes not yet due and payable, and (C) liens and encumbrances which do not materially affect the value or interfere with the current use or ability to convey the property subject thereto or affected thereby;

               (vii) Sell, assign or transfer any tangible or intangible assets with a book value greater than $10,000, except in the ordinary course of business;

               (viii) Enter into any individual employment, agency or other contract or arrangement for the performance of personal services for an amount in excess of $10,000 (except for service agreements in the ordinary course of business);

               (ix) Amend Pioneer's Articles of Incorporation, Bylaws or other governing documents;

               (x) Fail to maintain a reserve for loss and cost associated with those litigation matters reflected in Section 3.1(k) of the Pioneer Disclosure Schedule to the extent required by generally accepted accounting principles;

               (xi) Cancel any material debt or claim or waive any right of material value, except in the ordinary course of business;

               (xii) Repurchase or enter into any agreement to repurchase all or any portion of any loan previously participated to any other financial institution other than loans repurchased in compliance with all applicable laws and regulations;

               (xiii) Originate any loan which is thereafter participated to another financial institution providing for payment upon default on any basis other than pro rata;

               (xiv) Make or commit to make any further advances on any loan which is either in default or classified, whether such classification is a result of a federal or state bank regulatory examination or internal classification of substandard or lower by Pioneer's officers or directors, unless Pioneer is under a legal obligation to do so;

               (xv) (A) make, or agree to make, any fully secured loan or increase any existing fully secured loan for an amount in excess of $500,000, to any one borrower, unless said loan is made pursuant to a properly documented and legally enforceable commitment of Pioneer to the borrower made prior to the date of this Agreement; (B) make, or agree to make, any unsecured loan or increase any unsecured loan by $50,000 or more, unless said loan is made pursuant to a properly documented and legally enforceable commitment of Pioneer to the borrower made prior to the date of this Agreement; (C) make, or agree to make any new loan or advance on any existing loan, except in conformity with Pioneer's current loan policies; or (D) make any change with respect to the terms of any existing loan, except in the ordinary course of business (the provisions of parts A and B of this section shall not apply to renewals of existing loans, advances under existing loans or increases to existing loans for an amount below the applicable limit set forth in parts A and B);

               (xvi) Make or agree to make any loan to any Bank principal or any person, corporation or entity in violation of any state or federal law or regulation;

               (xvii) Incur any obligation or liability with respect to capital expenditures which exceeds $10,000 for any single matter or $50,000 in the aggregate, except for capital expenditures described in Section 3.1(s) of the Pioneer Disclosure Schedule;

               (xviii) Fail to timely pay and discharge all federal and state taxes and other accounts payable for which it is liable, provided, that Pioneer may deposit an amount equal to any such taxes, in lieu of the payment thereof, into a reserve account, determined consistently with prior practices, from which such taxes will be paid when and to the extent they are found to be properly due and payable;

               (xix) Except in accordance with (i) compensation schedules and Plans in effect on June 30, 1997 and (ii) special compensation and bonus arrangements which shall be fully accrued for on the Determination Date, pay or commit to pay any additional salary or other compensation to any of Pioneer's officers, directors or employees;

               (xx) Except as otherwise required pursuant to Section 4.1(e), enter into, adopt, amend (except as may be required by law), terminate or make or grant any increase above current funding levels in any of the Plans (other than normal premium increases on current health care insurance) or arrangement;

               (xxi) Purchase or sell any bonds or other investment securities prior to maturity without prior written consent of CFB or make or agree to make any investment in violation of any federal law or regulation except that Pioneer may purchase U.S. Treasury or Agencies securities with maturity dates of 36 months or less;

               (xxii) Fail to charge and pay interest rates on loans and deposits, respectively, not materially consistent with practices in Pioneer's marketplace;

               (xxiii) Fail to use its reasonable best efforts to comply with any law, rule, regulation or order applicable to Pioneer if such failure would have a material adverse effect upon Pioneer;

               (xxiv) Fail to make all appropriate and required transfers to Pioneer's loan loss reserves based upon its existing policies or at the request of any regulatory agency;

               (xxv) Change any accounting methods, practices or procedures with respect to the accumulation and presentation of financial information, except as directed by applicable law or regulation or to conform with accounting standards;

               (xxvi) Declare or pay any dividends or distributions with respect to its stock after the Determination Date; or

               (xxvii) Fail to use its reasonable best efforts to obtain the consent or approval of each person (other than the government authorities referred to in Section 6.1(c)) whose consent or approval is required in order to permit a succession by the Surviving Corporation pursuant to the Merger to any obligation, right or interest of Pioneer under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument.

     4.2 COVENANTS OF CFB. During the period from the date of this Agreement and continuing until the Effective Time, CFB agrees as follows:

          (a) ORDINARY COURSE. Except as set forth in Section 4.2(a) of the CFB Disclosure Schedule, CFB shall carry on its business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted.

          (b) APPLICATION. Subject to the required cooperation of Pioneer and its affiliates, CFB shall use its reasonable best efforts to prepare and submit within thirty (30) days of the date hereof an application to the Office of the Comptroller of the Currency for approval of the proposed transaction, and to prosecute all required federal and state applications.

          (c) COOPERATION. CFB will furnish to Pioneer all the information concerning CFB required for inclusion in, and will cooperate in the preparation of, the Prospectus-Proxy Statement to be sent to the shareholders of Pioneer. CFB agrees promptly to advise Pioneer if at any time prior to the Effective Date of the Merger, any information provided by CFB in the Prospectus-Proxy Statement becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission.

          (d) REGISTRATION STATEMENT. As promptly as practicable after the execution of this Agreement, CFB will file with the SEC appropriate documents required under the Securities Act to register the exchange of CFB Common Stock for Pioneer Common Stock, and will use its best efforts to cause any registration statement or other filing to become effective under the Securities Act and applicable state securities laws as soon as practicable. CFB shall advise Pioneer promptly when such registration statement has become effective with respect to this transaction and of any supplements or amendments thereto, and CFB shall furnish Pioneer with copies of all such documents. At the time such registration statement becomes effective, the Prospectus-Proxy Statement will comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading. At the time of mailing thereof to the Pioneer shareholders, at the time of the Pioneer shareholders' meeting referred to in Section 4.1(b) hereof and at the Effective Time of the Merger, the Prospectus-Proxy Statement included as part of such registration statement or any amendment thereof or supplement thereto, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements contained therein, in light of the circumstances under which they are made, not misleading or omit to state a material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Pioneer shareholders' meeting; PROVIDED, HOWEVER, that none of the provisions of this subparagraph shall apply to statements in or omissions from such registration statement or any amendment or supplement thereto or the Prospectus-Proxy Statement made in reliance upon and in conformity with information furnished by Pioneer or the Bank for use in such registration statement or the Prospectus-Proxy Statement. CFB shall bear the costs of all SEC filing fees with respect to such registration statement, the costs of printing the Prospectus-Proxy Statement, and the costs of qualifying the shares of CFB Common Stock under state blue sky laws as necessary.

          (e) LISTING. CFB will file all documents required to be filed to obtain approval for listing the CFB Common Stock to be issued pursuant to the Merger on the Nasdaq Market System and use its best efforts to effect said listing.

          (f) SHARES TO BE ISSUED. The shares of CFB Common Stock to be issued by CFB to the shareholders of Pioneer pursuant to this Agreement will, upon such issuance and delivery to said shareholders pursuant to the Agreement, be duly authorized, validly issued, fully paid and nonassessable. The shares of CFB Common Stock to be delivered to the shareholders of Pioneer pursuant to this Agreement are and will be free of any preemptive rights of the stockholders of CFB.

          (g) BLUE SKY. CFB will file all documents required to obtain prior to the Effective Time of the Merger all necessary Blue Sky permits and approvals, if any, required to carry out the transactions contemplated by this Agreement, will pay all expenses incident thereto and will use its best efforts to obtain such permits and approvals.

          (h) CONFIDENTIAL INFORMATION. CFB will hold in confidence all documents and information concerning Pioneer furnished to it and its representatives in connection with the transactions contemplated by this Agreement and will not release or disclose such information to any other person, except as required by law and except to its outside professional advisers in connection with this Agreement, with the same undertaking from such professional advisers. If the transactions contemplated by this Agreement shall not be consummated, such confidence shall be maintained and such information shall not be used in competition with Pioneer (except to the extent that such information can be shown to be previously known to CFB, in the public domain, or later acquired by CFB from other legitimate sources) and, upon request, all such documents, copies thereof or extracts therefrom shall immediately thereafter be returned to Pioneer.

          (i) REGISTRATION STATEMENT. CFB will furnish or cause to be furnished all of the information concerning CFB and the CFB Subsidiaries required for inclusion in, and will cooperate with Pioneer in the preparation of any registration statement or amendment or supplement thereto, or any statement or application made by Pioneer to any governmental body in connection with the transactions contemplated by this Agreement. CFB agrees to advise Pioneer if at any time prior to the Effective Time, any information provided by or on behalf of CFB becomes incorrect or incomplete in any material respect and to provide the information needed to correct such inaccuracy or omission.

     4.3 COVENANTS OF PIONEER AND CFB. During the period from the date of this Agreement and continuing until the Effective Time, Pioneer and CFB agree as to themselves and their subsidiaries that, except as expressly contemplated or permitted by this Agreement, or to the extent that the parties shall otherwise consent in writing:

          (a) GOVERNING DOCUMENTS. No party shall amend its Certificate or Articles of Incorporation or Bylaws.

          (b) OTHER ACTIONS. Unless such action is required by law or sound banking practice, no party knowingly and intentionally shall, or shall permit any of its subsidiaries to, take any action that (i) is intended to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect, or in any of the conditions to the Merger set forth in Article VI not being satisfied or in a violation of any provision of this Agreement, or (ii) would adversely affect the ability of any of them to obtain any of the Requisite Regulatory Approvals (as defined in Section 5.1(b)) without imposition of a condition or restriction of the type referred to in Section 6.1(f) hereof except, in every case, as may be required by applicable law or this Agreement.

          (c) ADVICE OF CHANGES; GOVERNMENT FILINGS. Each party shall promptly advise the other orally and in writing of any change or event constituting a material breach of any of the representations, warranties or covenants of such party contained herein. CFB shall file all reports required to be filed by it with the SEC between the date of this Agreement and the Effective Time and shall deliver to Pioneer copies of all such reports promptly after the same are filed. CFB, Pioneer and each subsidiary of CFB that is a bank shall file all Consolidated Reports of Income and Condition with the appropriate bank regulators and all other reports, applications and other documents required to be filed with the appropriate bank regulators between the date hereof and the Closing Date and shall make available to the other party copies of all such reports promptly after the same are filed.

          (d) TITLE OF PROPERTY. Pioneer agrees to deliver to CFB (at Pioneer's expense) within 30 days of the date hereof, a title insurance commitment for all real property owned by Pioneer in the State of Colorado (other than property held as OREO) (the "Title Opinions"). CFB shall have 15 days after receipt by CFB's counsel of said Title Opinions within which to notify Pioneer, in writing, of CFB's objection to any exceptions (other than any exception of the type described in Section 3.1(m)(i) through (iv)) to the title shown in said Title Opinions. In the event of any such objection, then Pioneer shall have 30 days from the date of such objection within which to attempt to eliminate such objected to exceptions to title from the Title Opinions. In the event such objected to exceptions are not eliminated or satisfied to the reasonable satisfaction of CFB, CFB may terminate this Agreement pursuant to Section 7.1 hereof and such termination shall be the sole and exclusive remedy for the failure to eliminate or satisfy such exceptions..

          (e) ENVIRONMENTAL ASSESSMENT. Pioneer shall engage at its expense an independent, qualified environmental engineering firm, acceptable to CFB, for the purpose of conducting a Phase I Hazardous Waste Assessment (the "Assessment") of all real properties owned or controlled by Pioneer. The Assessment shall satisfy ASTM's E-1527 Standard Practice and shall include a record review of publicly available federal, state and local sources of environmental records. The Assessment shall be completed within thirty (30) days after the date hereof. CFB shall have a period of fifteen (15) days from the date of receipt of such Assessment to review such Assessment and give written notice to Pioneer stating either that (i) such Assessment is approved by CFB or (ii) such Assessment is not approved by CFB and the reasons therefor.

     If CFB gives a notice pursuant to (ii) above which sets forth specific objections to the Assessment, then CFB may, at its option, terminate this Agreement as of the date which is sixty (60) days after the date of such notice unless during such sixty (60) day period Pioneer corrects or satisfies such objections, or indemnifies CFB against loss, liability or expense, to the reasonable satisfaction of CFB.

                                     ARTICLE 5

                               ADDITIONAL AGREEMENTS

     5.1  REGULATORY MATTERS.

          (a) CFB shall use its reasonable best efforts to have any registration statement or amendment or supplement thereto declared effective under the Securities Act as promptly as practicable after such filing, and, following the respective record dates for the stockholder meeting of Pioneer, thereafter mail the Prospectus-Proxy Statement to the stockholders of Pioneer.

          (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to obtain as promptly as practicable all necessary permits, consents, and authorizations of all governmental entities necessary to consummate the Merger ("Requisite Regulatory Approvals"). Pioneer and CFB shall have the right to review in advance, and to the extent practicable each will consult the other on, subject to applicable laws relating to the exchange of information, all the information relating to Pioneer or CFB, as the case may be, and any of their respective subsidiaries, which appear in any filing made with, or written materials submitted to any governmental entity in connection with the Merger. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

          (c) Pioneer and CFB shall promptly furnish each other with copies of written communications received by Pioneer or CFB, as the case may be, or any of their respective Subsidiaries, Affiliates or Associates (as such items are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof) from, or delivered by any of the foregoing to, any governmental entity in respect of the Merger.

     5.2 LETTERS OF FINANCIAL OFFICERS. Pioneer shall cause to be delivered to CFB a letter of Pioneer's chief financial officer in substantially the form shown on EXHIBIT 5.2A dated (i) the date on which the Registration Statement shall become effective and (ii) the business day prior to the Closing Date, and addressed to CFB.

     CFB shall cause to be delivered to Pioneer a letter of CFB's chief financial officer in substantially the form shown on EXHIBIT 5.2B dated (i) the date on which the Registration Statement shall become effective and (ii) the business day prior to the Closing Date, and addressed to Pioneer.

     5.3 ACCESS TO INFORMATION. Upon reasonable notice and subject to applicable laws relating to the exchange of information, Pioneer and CFB shall each (and cause each of its subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of CFB, access during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records for the purpose of updating any review of such items performed prior to the date of this Agreement and, during such period, Pioneer and CFB shall (and shall cause each of its subsidiaries to) make available to the other: (a) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal or state securities laws or federal or state banking laws (other than reports or documents which either party is not permitted to disclose under applicable law); and (b) all other information concerning its business, properties and personnel as either party may reasonably request. It is the intention of the parties that CFB shall conduct an examination of Pioneer prior to the Closing Date in order to confirm compliance with the representations, warranties and covenants set forth in this Agreement. No investigation by either party shall affect the representations and warranties set forth herein.

     5.4 AFFILIATES. Each of Pioneer and CFB shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of Pioneer or CFB to deliver to the other party hereto, as soon as practicable after the date hereof, and at least 32 days prior to the Closing Date, a written agreement substantially in the form of EXHIBIT 5.5.

     5.5 EMPLOYEE BENEFIT PLANS. Each person who is an employee of Pioneer as of the Effective Time ("Employees") shall be participants in the employee welfare plans, and shall be eligible for participation in the pension plans of CFB, as in effect from time to time, subject to any eligibility requirements (with full credit for years of past service to Pioneer, or to any predecessor-in-interest of Pioneer to the extent such service is presently given credit under the Plans described in Section 3.1(j) hereof, for the purpose of satisfying any eligibility and vesting periods) applicable to such plans (but not subject to any pre-existing condition exclusions) and shall enter each welfare plan immediately after the Effective Time and shall enter each pension plan not later than the first day of the calendar quarter which begins at least 32 days after the Effective Time. For the purpose of determining each Employee's benefit for the year in which the Merger occurs under the CFB vacation program, vacation taken by an Employee in the year in which the Merger occurs will be deducted from the total CFB benefit. Each Employee shall be eligible for participation, as a new employee with the credit for past service described above, in the CFB Plans under the terms thereof.

     5.6 EXPENSES. Except as otherwise stated herein, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the party incurring such expense, except as may be permitted by Section 7.2. All of the expenses (including but not limited to professional fees) incurred or to be incurred by Pioneer in connection with the Merger shall be accrued as expenses on the Determination Date Balance Sheet.

     5.7 ADDITIONAL AGREEMENTS; BEST EFFORTS. Subject to the terms and conditions of this Agreement, each of the parties hereto agrees to use its reasonable best efforts to take all action and to do all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, cooperating fully with the other party hereto, providing the other party hereto with any appropriate information and making all necessary filings in connection with the Requisite Regulatory Approvals.

                                     ARTICLE 6

                                CONDITIONS PRECEDENT

     6.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Effective Time of the following conditions:

          (a) STOCKHOLDER APPROVAL. This Agreement shall have been approved and adopted by the affirmative vote of the holders of a majority of the outstanding shares of Pioneer Common Stock entitled to vote thereon.

          (b) NASDAQ MARKET SYSTEM LISTING. The shares of CFB Common Stock issuable to the Pioneer stockholders pursuant to this Agreement shall have been approved for listing on the Nasdaq Market System upon notice of issuance.

          (c)  OTHER APPROVALS.  Other than the filing provided for by
Section 1.1, all consents, orders or approvals of, or declarations or filings with, and all expirations of waiting periods imposed by, any governmental entity (collectively, the "Consents") which are prescribed by law as necessary for the consummation of the Merger and the other transactions contemplated hereby (other than immaterial Consents) shall have been filed, occurred or been obtained and all such Requisite Regulatory Approvals shall be in full force and effect.

          (d) REGISTRATION STATEMENT. The registration statement or amendment or supplement thereto shall have become effective under the Securities Act and no stop order suspending such effectiveness shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) NO INJUNCTIONS OR RESTRAINTS; ILLEGALITY. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger or any of the transactions contemplated hereby shall be in effect, nor shall any proceeding by any governmental entity seeking any such Injunction be pending. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, or enforced by any governmental entity which prohibits, restricts or makes consummation of the Merger illegal.

          (f) NO UNDULY BURDENSOME CONDITION. There shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger or any of the transactions contemplated hereby, by any federal or state governmental entity which, in connection with the grant of a Requisite Regulatory Approval, imposes any condition or restriction upon CFB or any of its Subsidiaries which would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement as to render inadvisable, in the reasonable business judgment of the Board of Directors of CFB; the consummation of the Merger.

     6.2 CONDITIONS TO OBLIGATIONS OF CFB. The obligation of CFB to effect the Merger is also subject to the satisfaction or waiver by CFB prior to the Effective Time of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Pioneer set forth in this Agreement shall be true and correct in all material respects as of the date of the Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on the Closing Date, except where the failure to be true and accurate in all material respects would not have or would not be reasonably expected to have a material adverse effect on Pioneer, and CFB shall have received a certificate signed on behalf of Pioneer by the President of Pioneer to such effect.

          (b) PERFORMANCE OF OBLIGATIONS OF PIONEER. Pioneer shall have performed in all materials respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CFB shall have received a certificate signed on behalf of Pioneer by the President of Pioneer to such effect.

          (c) MINIMUM PIONEER VALUE. The Value of Pioneer as of the Determination Date shall not be less than $8,100,000. The confirmation of the minimum Pioneer Value shall be made pursuant to the procedures set forth in Section 1.4.

          (d) SUPPLEMENT TO LOAN LOSS RESERVE. The Pioneer loan loss reserve shall have been supplemented by a transfer of $400,000 on or before the Determination Date, and reflected in the Determination Date financial statements and the calculation of Pioneer Value, in accordance with the procedures set forth in Section 1.4.

          (e) POOLING LETTER. CFB shall have received a letter from Ernst & Young, in form and substance reasonably satisfactory to CFB, approving the accounting treatment of the Merger as a "pooling of interests" in accordance with generally accepted accounting principles, as of a date no more than five business days prior to the Closing Date; in support of the Ernst & Young pooling letter, Ernst & Young and CFB shall have received a letter from Pioneer's accountants, in form and substance reasonably satisfying to Ernst & Young, confirming certain facts on behalf of Pioneer. Without limiting the foregoing, it shall be a condition of receipt of such pooling letter that James O. Haas shall refinance that certain outstanding loan secured by stock of Pioneer with a bank not affiliated with CFB.

          (f)  LEGAL OPINION.  CFB shall have received the opinion of Thomas
L. Beckmann, counsel to Pioneer, dated the Closing Date, in substantially the form shown on Exhibit 6.2, and such opinion shall not have been withdrawn prior to the Effective Time.

     6.3 CONDITIONS TO OBLIGATIONS OF PIONEER. The obligation of Pioneer to effect the Merger is also subject to the satisfaction or waiver by Pioneer prior to the Effective Time of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of CFB set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on the Closing Date, except as otherwise contemplated by this Agreement, and Pioneer shall have received a certificate signed on behalf of CFB by the Chairman and Chief Executive Officer of CFB to such effect.

          (b) PERFORMANCE OF OBLIGATIONS OF CFB. CFB and the Acquisition Subsidiary shall have performed in all material respects all obligations required to be performed by either of them under this Agreement at or prior to the Closing Date, and Pioneer shall have received a certificate signed on behalf of CFB and the Acquisition Subsidiary by the Chairman and Chief Executive Officer of CFB to such effect.

          (c) CONSENTS UNDER AGREEMENTS. CFB shall have obtained the consent or approval of each person (other than the governmental entities referred to in Section 6.1(c)) whose consent or approval shall be required in connection with the transactions contemplated hereby under any loan or credit agreement, note, mortgage, indenture, lease, license or other agreement or instrument to which CFB or any of its subsidiaries is a party or is otherwise bound, except those for which failure to obtain such consents and approvals would not, in the reasonable opinion of Pioneer, individually or in the aggregate, have a material adverse effect on CFB or upon the consummation of the transactions contemplated hereby.

          (d) TAX OPINION. Pioneer shall have received the opinion of Kane & Associates, P. C., advisors to Pioneer, dated the Closing Date, to the effect that (i) the Merger will be treated for Federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, (ii) CFB and Pioneer will each be a party to that reorganization within the meaning of
Section 368(b) of the Code, (iii) shareholders of Pioneer who exchange their shares of Pioneer Common Stock for shares of CFB Common Stock will not recognize gain or loss, for purposes of federal income tax, except to the extent of the cash received in lieu of fractional shares, and (iv) Pioneer will not recognize gain or loss, for purposes of federal income tax, as a result of consummation of the Merger.

          (e) LEGAL OPINION. Pioneer shall have received the opinion of Lindquist and Vennum, P.L.L.P., counsel to CFB, dated the Closing Date, in substantially the form shown on Exhibit 6.3, and such opinion shall not have been withdrawn prior to the Effective Time.

          (f) EMPLOYMENT AGREEMENT. Daniel L. Allen and CFB shall have entered into an Employment Agreement, for a term of two (2) years beginning the Effective Time, providing for payment of base salary no less in amount than that currently due and providing for benefits comparable to those currently enjoyed. Mr. Allen shall be eligible for participation in CFB's Annual Incentive Plan for executive officers.

                                     ARTICLE 7

                             TERMINATION AND AMENDMENT

     7.1 TERMINATION. This Agreement may be terminated in writing at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Pioneer or CFB, only in the following circumstances:

          (a) by mutual consent of CFB and Pioneer in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;

          (b) by either CFB or Pioneer if (i) any Requisite Regulatory Approval shall have been denied; or (ii) any governmental entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (c) by either CFB or Pioneer if the Merger shall not have been consummated on or before March 1, 1998, unless the failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereunder to be performed or observed by such party; or

          (d) by either CFB or Pioneer if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured before closing or within twenty (20) business days following receipt by the breaching party of written notice of such breach from the other party, whichever occurs first.

          (e)  by Pioneer if the CFB Trading Value shall be less than $46.00;

          (f) by CFB pursuant to the terms of Section 4.3(d) or 4.3(e), as applicable.

     7.2 EFFECT OF TERMINATION. In the event of termination of this Agreement by either CFB or Pioneer as provided in Section 7.1, this Agreement shall forthwith become void and have no effect except that the obligations under Sections 4.1(d), 4.2(h), 5.6, and 7.2 shall survive termination of this Agreement; provided, however, that no party shall be relieved or released from any liabilities or damages arising out of the willful breach by such party of any provision of this Agreement.

     7.3 AMENDMENT. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Pioneer, provided, however, that after any such approval, no amendment shall be made which by law requires further approval by such stockholders, without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any of the Schedules; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                     ARTICLE 8

                                 GENERAL PROVISIONS

     8.1 NON-SURVIVAL OF REPRESENTATIONS AND WARRANTIES. No representation or warranty contained in this Agreement shall survive the Merger or the termination of this Agreement, except that Sections 3.2, 4.2(c), 4.2(d), 4.2(e), 4.2(f), 4.2(h), 4.2(i), 5.6 and 8.5 shall survive the Merger, and Sections 4.1(d) and 4.2(h), 5.6 and 7.2 shall survive the termination of this Agreement.

     8.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given when received by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

     (a)  if to CFB or
          Acquisition Subsidiary, to:   Community First Bankshares, Inc.
                                        Attn:  Donald R. Mengedoth, President
                                        520 Main Avenue
                                        Fargo, ND 58124

          with copies to:               Steven J. Johnson, Esq.
                                        Lindquist & Vennum P.L.L.P.
                                        4200 IDS Center
                                        80 South 8th Street
                                        Minneapolis, MN 55402-2205
     and

     (b)  if to Pioneer, to:            Pioneer Bank of Longmont
                                        Attn:  Dan Allen, President
                                        1610 Hover Street
                                        Longmont, CO 80501

          with copies to:               Thomas L. Beckmann, Esq.
                                        1880 Industrial Circle
                                        Suite A-1
                                        Longmont, CO 80501

     8.3 INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation".

     8.4 COUNTERPARTS. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.5 ENTIRE AGREEMENT: THIRD PARTY BENEFICIARIES; RIGHTS OF OWNERSHIP. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, except that Sections 3.2 and 4.2(i) are intended for the benefit of the Pioneer shareholders; and Section 5.5 is intended for the benefit of employees of the Bank. CFB shall be liable to such third-party beneficiaries for damages caused by the breach of such Sections. No party shall have the right to acquire or shall be deemed to have acquired shares of common stock of the other party pursuant to the Merger until consummation thereof.

     8.6 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Colorado.

     8.7 PUBLICITY. Except as otherwise required by law or the rules of the Nasdaq Market System or the National Association of Securities Dealers, so long as this Agreement is in effect, neither CFB nor Pioneer shall, nor shall either of them permit any of its subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

     8.8 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     8.9 ENFORCEMENT OF AGREEMENT. Each of the parties hereto agrees that it will not object if the other party seeks to obtain an injunction to prevent breaches of this Agreement or to enforce specifically the terms and provision hereof in any court in the United States or any state have jurisdiction. The enforcing party shall be entitled to recover its attorneys fees incurred in the successful enforcement of the terms and provisions of this Agreement.

     IN WITNESS WHEREOF, CFB, Acquisition Subsidiary and Pioneer have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.

                                   COMMUNITY FIRST BANKSHARES, INC.



                                   By:   /s/ Gary A. Knutson
                                         ------------------------------------
                                         Name:  Gary Knutson
Attest:                                  Title: Senior Vice President



/s/ Bruce A. Heysse
-----------------------------
Name:  Bruce A.Heysse
Title: Senior Vice President       COMMUNITY FIRST NATIONAL BANK



                                   By:   /s/ Gary A. Knutson
                                         ------------------------------------
                                         Name:  Gary A. Knutson
                                         Title: Senior Vice President
Attest:


/s/ Bruce A. Heysse
-----------------------------
Name:  Bruce A. Heysse
Title: Senior Vice President


                                   PIONEER BANK OF LONGMONT



                                   By:   /s/ Daniel L. Allen
                                         ------------------------------------
Attest:                                  Name:  Daniel L. Allen
                                         Title: President


/s/ Roger L. Kopman
-----------------------------
Name:  Roger L. Kopman
Title: Executive Vice President

                                                                     APPENDIX B

                                FIRST AMENDMENT TO
                            AGREEMENT AND PLAN OF MERGER



     THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER is dated as of the 19th day of December, 1997 and made and entered into by and among COMMUNITY FIRST BANKSHARES, INC., a Delaware corporation ("CFB"), COMMUNITY FIRST NATIONAL BANK, a de novo national banking association, ("Acquisition Subsidiary") and PIONEER BANK OF LONGMONT, a Colorado banking corporation ("Pioneer").

     WHEREAS, the parties hereto are parties to an Agreement and Plan of Merger dated November 6, 1997 (the "Merger Agreement"); and

     WHEREAS, the parties desire to make certain changes to the Merger Agreement, as hereinafter set forth.

     NOW, THEREFORE, in consideration of the foregoing and intending to be legally bound hereby, the parties hereto agree as follows:

     1. AMENDMENT OF SECTION 2.1(C)(II) OF THE MERGER AGREEMENT. Section 2.1(c)(ii) of the Merger Agreement is amended and restated in its entirety as follows:

          (ii) If the CFB Trading Value is greater than $52.50 per share, then the Exchange Rate shall be reduced so that the product of the CFB Trading Value multiplied by the Exchange Rate shall be $36,750,000.

     2. AMENDMENT OF SECTION 7.1(C) OF THE MERGER AGREEMENT. Section 7.1(c) of the Merger Agreement is amended and restated in its entirety as follows:

          (c) by either CFB or Pioneer if the Merger shall not have been consummated on or before May 30, 1998, unless the failure of consummation shall be due to the failure of the party seeking to terminate to perform or observe in all material respects the covenants and agreements hereunder to be performed or observed by such party; or


     Except as hereinabove set forth, there are no other changes to the Merger Agreement, and the same is expressly ratified and confirmed.

          IN WITNESS WHEREOF, CFB, Acquisition Subsidiary and Pioneer have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first above written.


                              COMMUNITY FIRST BANKSHARES, INC.



                              By:   /s/ Gary A. Knutson
                                    ---------------------------------
                                    Name:  Gary Knutson
                                    Title: Senior Vice President




                              COMMUNITY FIRST NATIONAL BANK



                              By:  /s/ Gary A. Knutson
                                    ---------------------------------
                                    Name:  Gary Knutson
                                    Title: Senior Vice President




                              PIONEER BANK OF LONGMONT



                              By:   /s/ Daniel L. Allen
                                    ---------------------------------
                                    Name:  Daniel L. Allen
                                    Title: President

                                                                     APPENDIX C


                                     ARTICLE 113

                                  DISSENTERS' RIGHTS

                                        PART I

                         RIGHT OF DISSENT--PAYMENT FOR SHARES

7-113-101 DEFINITIONS.--For purposes of this article:

     (1) "Beneficial shareholder" means the beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (2) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring domestic or foreign corporation, by merger or share exchange of that issuer.

     (3) "Dissenter" means a shareholder who is entitled to dissent from corporate action under section 7-113-102 and who exercises that right at the time and in the manner required by part 2 of this article.

     (4) "Fair value", with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action except to the extent that exclusion would be inequitable.

     (5) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at the legal rate as specified in section 5-12-101, C.R.S.

     (6) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares that are registered in the name of a nominee to the extent such owner is recognized by the corporation as the shareholder as provided in section 7-107-204.

     (7) "Shareholder" means either a record shareholder or a beneficial shareholder.

7-113-102 RIGHT TO DISSENT.-- (1) A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any of the following corporate actions:

     (a) Consummation of a plan of merger to which the corporation is a party if:

     (I) Approval by the shareholders of that corporation is required for the merger by section 7-111-103 or 7-111-104 or by the articles of incorporation; or

     (II) The corporation is a subsidiary that is merged with its parent corporation under section 7-111-104;

     (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired;

     (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required under section 7-112-102(1); and

     (d) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of an entity controlled by the corporation if the shareholders of the corporation were entitled to vote upon the consent of the corporation to the disposition pursuant to section 7-112-102(2).

     (1.3)     A shareholder is not entitled to dissent and obtain payment, under subsection (1) of this section, of the fair value of the shares of any class or series of shares which either were listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or were held of record by more than two thousand shareholders, at the time of:

     (a) The record date fixed under section 7-107-107 to determine the shareholders entitled to receive notice of the shareholders' meeting at which the corporation action is submitted to a vote;

     (b) The record date fixed under section 7-107-104 to determine shareholders entitled to sign writings consenting to the corporate action; or

     (c) The effective date of the corporate action if the corporate action is authorized other than by a vote of shareholders.

     (1.8)     The limitation set forth in subsection (1.3) of this section shall not apply if the shareholder will receive for the shareholder's shares, pursuant to the corporate action, anything except:

     (a) Shares of the corporation surviving the consummation of the plan of merger or share exchange;

     (b) Shares of any other corporation which at the effective date of the plan of merger or share exchange either will be listed on a national securities exchange registered under the federal "Securities Exchange Act of 1934", as amended, or on the national market system of the National Association of Securities Dealers Automated Quotation System, or will be held of record by more than two thousand shareholders;

     (c)  Cash in lieu of fractional shares; or

     (d) Any combination of the foregoing described shares or cash in lieu of fractional shares.

     (2.5)     A shareholder, whether or not entitled to vote, is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of a reverse split that reduces the number of shares owned by the shareholder to a fraction of a share or to scrip if the fractional share or scrip so created is to be acquired for cash or the scrip is to be voided under section 7-106-104.

     (3) A shareholder is entitled to dissent and obtain payment of the fair value of the shareholder's shares in the event of any corporate action to the extent provided by the bylaws or a resolution of the board of directors.

     (4) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this article may not challenge the corporate action creating such entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

7-113-103 DISSENT BY NOMINEES AND BENEFICIAL OWNERS.--(1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the record shareholder's name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and causes the corporation to receive written notice which states such dissent and the name, address, and federal taxpayer identification number, if any, of each person on whose behalf the record shareholder asserts dissenters' rights. The rights of a record shareholder under this subsection (1) are determined as if the shares as to which the record shareholder dissents and the other shares of the record shareholder were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to the shares held on the beneficial shareholder's behalf only if:

     (a) The beneficial shareholder causes the corporation to receive the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

     (b) The beneficial shareholder dissents with respect to all shares beneficially owned by the beneficial shareholder.

     (3) The corporation may require that, when a record shareholder dissents with respect to the shares held by any one or more beneficial shareholders, each such beneficial shareholder must certify to the corporation that the beneficial shareholder and the record shareholder or record shareholders of all shares owned beneficially by the beneficial shareholder have asserted, or will timely assert, dissenters' rights as to all such shares as to which there is no limitation on the ability to exercise dissenters' rights. Any such requirement shall be stated in the dissenters' notice given pursuant to section 7-113-203.

                                        PART 2

                     PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS

7-113-201 NOTICE OF DISSENTERS' RIGHTS.--(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting, the notice of the meeting shall be given to all shareholders, whether or not entitled to vote. The notice shall state that shareholders are or may be entitled to assert dissenters' rights under this article and shall be accompanied by a copy of this article and the materials, if any, that, under articles 101 to 117 of this title, are required to be given to shareholders entitled to vote on the proposed action at the meeting. Failure to give notice as provided by this subsection (1)1 shall not affect any action taken at the shareholders' meeting for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(1).

     (2)  If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104, any written or oral solicitation of a shareholder to execute a writing consenting to such action contemplated in section 7-107-104 shall be accompanied or preceded by a written notice stating that shareholders are or may be entitled to assert dissenters' rights under this article, by a copy of this article, and by the materials, if any, that, under articles 101 to 117 of this title, would have been required to be given to shareholders entitled to vote on the proposed action if the proposed action were submitted to a vote at a shareholders' meeting. Failure to give notice as provided by this subsection
(2) shall not affect any action taken pursuant to section 7-107-104 for which the notice was to have been given, but any shareholder who was entitled to dissent but who was not given such notice shall not be precluded from demanding payment for the shareholder's shares under this article by reason of the shareholder's failure to comply with the provisions of section 7-113-202(2).

7-113-202 NOTICE OF INTENT TO DEMAND PAYMENT.--(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is submitted to a vote at a shareholders' meeting and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(1), a shareholder who wishes to assert dissenters' rights shall:

     (a) Cause the corporation to receive, before the vote is taken, written notice of the shareholder's intention to demand payment for the shareholder's shares if the proposed corporate action is effectuated; and

     (b)  Not vote the shares in favor of the proposed corporate action.

     (2)  If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized without a meeting of shareholders pursuant to section 7-107-104 and if notice of dissenters' rights has been given to such shareholder in connection with the action pursuant to section 7-113-201(2) a shareholder who wishes to assert dissenters' rights shall not execute a writing consenting to the proposed corporate action.

     (3) A shareholder who does not satisfy the requirements of subsection (1) or (2) of this section is not entitled to demand payment for the shareholder's shares under this article.

7-113-203 DISSENTERS' NOTICE.--(1) If a proposed corporate action creating dissenters' rights under section 7-113-102 is authorized, the corporation shall give a written dissenters' notice to all shareholders who are entitled to demand payment for their shares under this article.

     (2) The dissenters' notice required by subsection (1) of this section shall be given no later than ten days after the effective date of the corporation action creating dissenters' rights under section 7-113-102 and shall:

     (a) State that the corporate action was authorized and state the effective date or proposed effective date of the corporate action;

     (b) State an address at which the corporation will receive payment demands and the address of a place where certificates for certificated shares must be deposited;

     (c) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

     (d) Supply a form for demanding payment, which form shall request a dissenter to state an address to which payment is to be made;

     (e) Set the date by which the corporation must receive the payment demand and certificates for certificated shares, which date shall not be less than thirty days after the date the notice required by subsection (1) of this section is given;

     (f) State the requirement contemplated in section 7-113-103(3), if such requirement is imposed; and

     (g)  Be accompanied by a copy of this article.

7-113-204 PROCEDURE TO DEMAND PAYMENT.--(1) A shareholder who is given a dissenters' notice pursuant to section 7-113-203 and who wishes to assert dissenters' rights shall, in accordance with the terms of the dissenters' notice:

     (a) Cause the corporation to receive a payment demand, which may be the payment demand form contemplated in section 7-113-203(2)(d), duly completed, or may be stated in another writing; and

     (b)  Deposit the shareholder's certificates for certificated shares.

     (2) A shareholder who demands payment in accordance with subsection (1) of this section retains all rights of a shareholder, except the right to transfer the shares, until the effective date of the proposed corporate action giving rise to the shareholder's exercise of dissenters' rights and has only the right to receive payment for the shares after the effective date of such corporate action.

     (3) Except as provided in section 7-113-207 or 7-113-209(1)(b), the demand for payment and deposit of certificates are irrevocable.

     (4) A shareholder who does not demand payment and deposit the shareholder's share certificates as required by the date or dates set in the dissenters' notice is not entitled to payment for the shares under this article.

7-113-205 UNCERTIFICATED SHARES.--(1) Upon receipt of a demand for payment under section 7-113-204 from a shareholder holding uncertificated shares, and in lieu of the deposit of certificates representing the shares, the corporation may restrict the transfer thereof.

     (2) In all other respects, the provisions of section 7-113-204 shall be applicable to shareholders who own uncertificated shares.

7-113-206 PAYMENT.--(1) Except as provided in section 7-113-208, upon the effective date of the corporate action creating dissenters' rights under section 7-113-102 or upon receipt of a payment demand pursuant to section 7-113-204, whichever is later, the corporation shall pay each dissenter who complied with section 7-113-204, at the address stated in the payment demand, or if no such address is stated in the payment demand, at the address shown on the corporation's current record of shareholders for the record shareholder holding the dissenter's shares, the amount the corporation estimates to be the fair value of the dissenter's shares, plus accrued interest.

     (2) The payment made pursuant to subsection (1) of this section shall be accompanied by:

     (a) The corporation's balance sheet as of the end of its most recent fiscal year or, if that is not available, the corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, and, if the corporation customarily provides such statements to shareholders, a statement of changes in shareholders' equity for that year and a statement of cash flow for that year, which balance sheet and statements shall have been audited if the corporation customarily provides audited financial statements to shareholders, as well as the latest available financial statements, if any, for the interim or full-year period, which financial statements need not be audited;

     (b) A statement of the corporation's estimate of the fair value of the shares;

     (c)  An explanation of how the interest was calculated;

     (d) A statement of the dissenter's right to demand payment under section 7-113-209; and

     (e)  A copy of this article.

7-113-207 FAILURE TO TAKE ACTION.--(1) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 does not occur within sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

     (2) If the effective date of the corporate action creating dissenters' rights under section 7-113-102 occurs more than sixty days after the date set by the corporation by which the corporation must receive the payment demand as provided in section 7-113-203, then the corporation shall send a new dissenters' notice, as provided in section 7-113-203, and the provisions of sections 7-113-204 to 7-113-209 shall again be applicable.

7-113-208 SPECIAL PROVISIONS RELATING TO SHARES ACQUIRED AFTER ANNOUNCEMENT OF PROPOSED CORPORATE ACTION.--(1) The corporation may, in or with the dissenters' notice given pursuant to section 7-113-203, states the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action creating dissenters' rights under section 7-113-102 and state that the dissenter shall certify in writing, in or with the dissenter's payment demand under section 7-113-204, whether or not the dissenter (or the person on whose behalf dissenters' rights are asserted) acquired beneficial ownership of the shares before that date. With respect to any dissenter who does not so certify in writing, in or with the payment demand, that the dissenter or the person on whose behalf the dissenter asserts dissenters' rights acquired beneficial ownership of the shares before such date, the corporation may, in lieu of making the payment provided in section 7-113-206, offer to make such payment if the dissenter agrees to accept it in full satisfaction of the demand.

     (2) An offer to make payment under subsection (1) of this section shall include or be accompanied by the information required by section 7-113-206(2).

7-113-209 PROCEDURE IF DISSENTER IS DISSATISFIED WITH PAYMENT OR OFFER.--(1) A dissenter may give notice to the corporation in writing of the dissenter's estimate of the fair value of the dissenter's shares and of the amount of interest due and may demand payment of such estimate, less any payment made under section 7-113-206, or reject the corporation's offer under section 7-113-208 and demand payment of the fair value of the shares and interest due, if:

     (a) The dissenter believes that the amount paid under section 7-113-206 or offered under section 7-113-208 is less than the fair value of the shares or that the interest due was incorrectly calculated;

     (b) The corporation fails to make payment under section 7-113-206 within sixty days after the date set by the corporation by which the corporation must receive the payment demand; or

     (c) The corporation does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares as required by section 7-113-207(1).

     (2) A dissenter waives the right to demand payment under this section unless the dissenter causes the corporation to receive the notice required by subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

                                                                     APPENDIX D


                    EXAMPLES OF CALCULATIONS OF THE EXCHANGE RATE


     The following examples are presented for informational purposes only to illustrate the procedure for determining the Exchange Rate in the Merger given a variety of assumptions. The information presented below is not intended as an estimate or projection of any of the data that will be used to determine the Exchange Rate or of the amount that a holder of Pioneer Common Stock may ultimately receive in the Merger. Further, the examples are not intended to provide a range of such amounts; the actual Exchange Rate may be higher than the highest amount presented or lower than the lowest amount presented.

     The examples illustrate the effects of various assumed levels of the Trading Value of CFB Common Stock and the Pioneer Value as of the Determination Date (as adjusted pursuant to the Merger Agreement) on the Exchange Rate and the resulting aggregate consideration to be received by holders of Pioneer Common Stock in the Merger. The actual Trading Value of CFB Common Stock in connection with the Merger will be equal to the average of the per share closing price for the CFB Common Stock for the 20 trading days ending at the end of the fourth trading day immediately preceding the Closing Date. The Pioneer Value shall be equal to the total consolidated assets of Pioneer minus the sum of the total consolidated liabilities of Pioneer, as reflected on the Determination Date Balance Sheet. Total consolidated liabilities of Pioneer shall include, without limitation, provisions for taxes and the expenses of the preparation of the final tax return for Pioneer. See "The Merger--Conversion of Pioneer Common Stock." Certain non-recurring expenses to consummate the Merger, currently estimated to be $35,000, will be the responsibility of Pioneer and will have the effect of reducing the Pioneer Value.

     Examples I and IV below is based on the minimum Pioneer Value of $8,100,000. Examples II and III are based on an assumed Pioneer Value of $8,500,000 as of the Determination Date. If the actual Pioneer Value is less than $8,100,000, the conditions to consummation of the transaction will not be satisfied and CFB will have the right under the Merger Agreement to terminate the transaction.

                                     EXAMPLE I

ASSUMPTIONS:

Trading Value of CFB Common Stock:
     $46.00 (based on the average closing price of CFB Common Stock for the twenty trading days ended on the fourth trading day preceding closing).

Outstanding shares of Pioneer Common Stock:
     50,000 shares (based on number outstanding on December 31, 1997).

Pioneer Value on Determination Date:
     $8,100,000

CALCULATION OF EXCHANGE RATE:

a.   SHARES OF CFB COMMON STOCK TO BE ISSUED PURSUANT
     TO MERGER AGREEMENT, PRIOR TO ADJUSTMENT:                             700,000

b.   ADJUSTMENT FOR TRADING VALUE OF CFB COMMON STOCK
     GREATER THAN $52.50 PER SHARE:
     [No adjustment, given assumed Trading Value of $46.00 per share]      --

c.   ADJUSTMENT FOR PIONEER VALUE
     Minimum Pioneer Value per Merger Agreement                            $8,100,000
     Less Assumed Pioneer Value                                            $8,100,000

          [No adjustment]

Aggregate number of shares of CFB Common Stock to be
 issued in the Merger:                                                        700,000

Resulting calculation of Exchange Rate:
     700,000 shares of CFB Common Stock divided by 50,000 shares of
     Pioneer Common Stock outstanding:                                           14:1

Aggregate dollar value of the Merger consideration:
     (shares of CFB Common Stock to be issued
      multiplied by Trading Value)                                        $32,200,000

Dollar value of the Merger consideration per share of Pioneer Common
Stock                                                                         $644.00

                                      EXAMPLE II

ASSUMPTIONS:

Trading Value of CFB Common Stock:
     $46.00

Outstanding shares of Pioneer Common Stock:
     50,000 shares

Pioneer Value on Determination Date:
     $8,500,000

CALCULATION OF EXCHANGE RATE:
a.   SHARES OF CFB COMMON STOCK TO BE ISSUED PURSUANT
     TO MERGER AGREEMENT, PRIOR TO ADJUSTMENT:                                700,000

b.   ADJUSTMENT FOR EXCESS TRADING VALUE OF CFB COMMON STOCK
     GREATER THAN $52.50 PER SHARE:

          [No adjustment]

c.   ADJUSTMENT FOR PIONEER VALUE
     Minimum Pioneer Value per Merger Agreement                            $8,100,000

     Assumed Pioneer Value                                                  8,500,000

          Additional Pioneer Value:                                           400,000

     Adjustment:
     (i)  Divide $400,000 excess by $46.00 (Trading Value
          of CFB Common Stock):                                                 8,696

     (ii) Add 8,696 share adjustment to 700,000 shares
          to determine adjusted shares of CFB Common Stock issued:            708,696

Resulting calculation of Exchange Rate:
     708,696 shares of CFB Common Stock divided by 50,000 shares of
     Pioneer Common Stock outstanding:                                        14.17:1

Aggregate dollar value of the Merger consideration:
     (shares of CFB Common Stock to be issued multiplied
      by Trading Value)                                                   $32,600,000

Dollar value of the Merger consideration per share of Pioneer Common
Stock                                                                         $652.00

                                    EXAMPLE III



ASSUMPTIONS:

Trading Value of CFB Common Stock:
     $54.00

Outstanding shares of Pioneer Common Stock:
     50,000 shares

Pioneer Value on Determination Date:
     $8,500,000

CALCULATION OF EXCHANGE RATE:

a.   SHARES OF CFB COMMON STOCK TO BE ISSUED PURSUANT
     TO MERGER AGREEMENT, PRIOR TO ADJUSTMENT:                                700,000

b.   ADJUSTMENT FOR EXCESS TRADING VALUE OF CFB COMMON STOCK
     GREATER THAN $52.50 PER SHARE:

     Aggregate number of shares of CFB Common Stock issued (before adjustment for Pioneer Value) is adjusted to equal the number
     determined by dividing $36,750,000 by the Trading Value:                 680,556

c.   ADJUSTMENT FOR PIONEER VALUE
     Minimum Pioneer Value per Merger Agreement                            $8,100,000
     Assumed Pioneer Value                                                  8,500,000

          Additional Pioneer Value:                                           400,000

     Adjustment:
     (i)  Divide $400,000 excess by $54.00 (Trading Value
          of CFB Common Stock):                                                 7,407

     (ii) Add 7,407 share adjustment to 680,556 shares
          (result of adjustment in b. above) to determine adjusted
          shares of CFB Common Stock issued:                                  687,963

Resulting calculation of Exchange Rate:
     687,963 shares of CFB Common Stock divided by 50,000 shares of
     Pioneer Common Stock outstanding:                                        13.76:1

Aggregate dollar value of the Merger consideration:

     (shares of CFB Common Stock to be issued
      multiplied by Trading Value)                                        $37,150,000

Dollar value of the Merger consideration per share of Pioneer Common
Stock                                                                         $743.00

                                     EXAMPLE IV



ASSUMPTIONS:

Trading Value of CFB Common Stock:
     $54.00

Outstanding shares of Pioneer Common Stock:
     50,000 shares

Pioneer Value on Determination Date:
     $8,100,000

CALCULATION OF EXCHANGE RATE:
a.   SHARES OF CFB COMMON STOCK TO BE ISSUED PURSUANT
     TO MERGER AGREEMENT, PRIOR TO ADJUSTMENT:                                700,000

b.   ADJUSTMENT FOR EXCESS TRADING VALUE OF CFB COMMON STOCK
     GREATER THAN $52.50 PER SHARE:

     Aggregate number of shares of CFB Common Stock issued is
     adjusted to equal the number determined by dividing
     $36,750,000 by the Trading Value:                                        680,556

c.   ADJUSTMENT FOR PIONEER VALUE
     [No adjustment, since Pioneer Value is equal
     to $8,100,000]                                                                --

Resulting calculation of Exchange Rate:
     680,556 shares of CFB Common Stock divided by 50,000 shares of
     Pioneer Common Stock outstanding:                                        13.61:1

Aggregate dollar value of the Merger consideration:
     (shares of CFB Common Stock to be issued multiplied
     by Trading Value)                                                    $36,750,000

Dollar value of the Merger consideration per share
of Pioneer Common Stock                                                       $735.00

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      CFB's Bylaws require indemnification of directors and officers of CFB in accordance with, and to the fullest extent permitted by, Delaware law as it may be amended from time to time. Section 145 of the Delaware General Corporation Law generally provides that any person who was or is a director or officer may be indemnified against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings in which he is involved by reason of the fact that he is or was a director or officer if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. However, if the legal proceeding is by or in the right of the corporation, the director or officer may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the corporation unless the court in which such action was brought deems it proper.

      CFB currently has in effect policies of insurance which provide insurance protection to its directors and officers against some liabilities which may be incurred by them on account of their services to CFB. CFB has also entered into indemnification agreements with each of its directors and officers, which agreements provide for indemnification to the fullest extent permitted by Delaware law, except that with respect to an action commenced by an indemnitee against CFB or by the indemnitee as a derivative action by or in the right of CFB, such indemnitees shall be indemnified at the discretion of the Board of Directors. Subject to certain limitations, the agreements also provide for indemnification against any and all expenses (including attorneys fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any derivative action by or in the right of CFB) to which the indemnitee is, was, or at any time becomes a party or is threatened to be made a party by reason of the fact that the indemnitee is or was at any time a director, officer, employee, or agent of CFB or is or was serving or at any time serves at the request of CFB as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise.

ITEM 21.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibits.


EXHIBIT
NUMBER             DESCRIPTION OF EXHIBIT
--------           ----------------------
2.1      Stock Purchase Agreement dated as of February 18, 1997, among the
         Registrant, KeyCorp and Key Bank of the Rocky Mountains, Inc.
         (incorporated by reference to Exhibit 2.8 to the Registrant's
         Amendment No. 1 to its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, filed with the Securities and Exchange
         Commission (the "Commission") as of May 8, 1997
         [the "1996 Form 10-K"]).

2.2      Agreement and Plan of Reorganization dated as of June 25, 1996, between
         Registrant and Mountain Parks Financial Corp. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-14439) as declared effective by the Commission on November 7, 1996).

2.3      Agreement and Plan of Merger dated as of March 8, 1996, between
         Registrant, Trinidad Acquisition Corporation and Financial
         Bancorp., Inc. (incorporated by reference to Exhibit 2.1 to the Registrant's Registration Statement on Form S-4 (File No. 333-6239) as declared effective by the Commission on August 9, 1996).



2.4 Restated Agreement and Plan of Merger dated as of August 22, 1997, including Agreement and First Amendment to Agreement dated as of the same date, between the Registrant and First National Summit
         Bankshares, Inc. (incorporated by reference to Appendices A and B, respectively, of the Proxy Statement contained in Registrant's
         Registration Statement on Form S-4 [File No. 333-3899]), as declared effective by the Commission on November 10, 1997).

2.5 Restated Agreement and Plan of Merger dated as of August 28, 1997, between the Registrant and Republic National Bancorp, Inc.
         (incorporated by reference to Appendix A to the Proxy Statement-
         Prospectus contained in Registrant's Registration Statement on Form S-4
         [File No. 333-38225], as declared effective by the Commission on October 24, 1997).

2.6 Agreement and Plan of Merger dated as of November 6, 1997 among the Registrant, Community First National Bank and Pioneer Bank of Longmont
         (incorporated by reference to Exhibit 2.7 to the Registrant's
         Registration Statement on Form S-4 [File No. 333-37527], filed with the Commission on November 21, 1997).

2.7 Office Purchase and Assumption Agreement dated as of the 10th day of September, 1997 by and between Bank One, Arizona, National Association,
         Bank One, Colorado, National Association, Bank One, Utah, National
         Association and the Registrant, (incorporated by reference to Exhibit 2.6 to the Registrant's Registration Statement on Form S-4
         [File No. 333-36091], filed with the Commission on September 22, 1997).

2.8 Agreement and Plan of Merger dated as of November 7, 1997 among the Registrant, Community First National Bank and Pioneer Bank of Longmont
         (incorporated by reference to Exhibit 2.7 to the Registrant's
         Registration Statement on Form S-4 [File No. 333-37527], filed with the Commission on November 21, 1997).

2.9 First Amendment to Agreement and Plan of Merger dated as of the 19th day of December, 1997 by and among the Registrant, Community First
         National Bank and Pioneer Bank of Longmont (incorporated by reference to Exhibit 2.13 to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, filed with the Commission on March 10, 1998).

3.1 Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.)

3.2 Bylaws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No.
         33-41246) as declared effective by the Commission on August 13,
         1991).

4.1      Certificate of Designations, Preferences and Rights of 7% Cumulative
         Convertible Preferred Stock of the Registrant (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-3 (File No. 33- 77398) as declared effective by the Commission on May 4, 1994 (the "1994 Form S-3")).

4.2 Deposit Agreement dated as of May 4, 1994 by and among the Registrant, Norwest Bank Minnesota, National Association, as
         Depositary, and the Holders from time to time of the Depositary
         Receipts (incorporated by reference to Exhibit 4.2 to the 1994 Form
         S-3).

4.3      Certificate of Designations, Preferences and Rights of Series A
         Junior Participating Preferred Stock (incorporated by reference to
         Exhibit A to Exhibit 1 to the Registrant's Registration Statement on
         Form 8-A filed with the Commission on January 9, 1995 (the "Form
         8-A")).

4.4 Form of Rights Agreement dated as of January 5, 1995 by and between the Registrant and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 1 to the Form 8-A).

5.1      Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the
         Registrant.

8.1 Opinion of Kane & Associates, P.C., special tax counsel, as to certain tax matters.

                                      II-2

23.1     Consent of Ernst & Young LLP.

23.2     Consent of Arthur Andersen LLP.

23.3     Consent of Lindquist & Vennum P.L.L.P. (see Exhibit 5.1 above).

23.4     Consent of Kane & Associates, P.C.

24.1 A Power of Attorney is set forth on the signature pages of this Registration Statement.

99.1     Form of proxy for Special Meeting of Shareholders of Pioneer Bank of
         Longmont.

99.2 Report of Arthur Andersen LLP regarding financial statements of Mountain Parks Financial Corp.


-------------------
* To be filed by amendment.

(b)      Financial Statement Schedules

         Not applicable.


ITEM 22.   UNDERTAKINGS.

         The Registrant hereby undertakes:

         1. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         2. (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

         (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

         (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         3. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         4. To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         5. To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         6. To to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fargo, State of North Dakota, on March 30, 1998.

                                       COMMUNITY FIRST BANKSHARES, INC.

                                       By: /S/ DONALD R. MENGEDOTH
                                          ---------------------------
                                          Donald R. Mengedoth
                                          President, Chief Executive Officer
                                          and Chairman of the Board

                             POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Donald R. Mengedoth and Mark A. Anderson, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting upon said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on the 30th day of March, 1998, by the following persons in the capacities indicated.

SIGNATURE                         TITLE

/S/ DONALD R. MENGEDOTH           President, Chief Executive Officer and
-----------------------------     Chairman of the Board of Directors and
     Donald R. Mengedoth          Director (principal executive officer)


/S/ MARK A. ANDERSON              Executive Vice President, Chief Financial
-----------------------------     Officer, Chief Information Officer, Secretary
     Mark A. Anderson             and Treasurer (principal financial and
                                  accounting officer)


/S/ PATRICIA A. ADAM              Director
-----------------------------
     Patricia A. Adam

/S/ JAMES T. ANDERSON             Director
-----------------------------
     James T. Anderson

/S/ PATRICK E. BENEDICT           Director
-----------------------------
     Patrick E. Benedict

/S/ PATRICK DELANEY               Director
-----------------------------
     Patrick Delaney

/S/ JOHN H. FLITTIE               Director
-----------------------------
     John H. Flittie

/S/ DENNIS M. MATHISEN            Director
-----------------------------
     Dennis M. Mathisen

/S/ DARRELL G. KNUDSON            Director
-----------------------------
     Darrell G. Knudson

/S/ THOMAS C. WOLD                Director
-----------------------------
     Thomas C. Wold

/S/ HARVEY L. WOLLMAN             Director
-----------------------------
     Harvey L. Wollman

                                EXHIBIT INDEX

EXHIBIT NO.      DESCRIPTION
-----------     ------------

   5.1 Opinion and Consent of Lindquist & Vennum P.L.L.P., counsel to the Registrant

   8.1           Opinion of Kane & Associates, P.C. as special tax counsel

  23.1           Consent of Ernst & Young LLP

  23.2           Consent of Arthur Andersen LLP

  23.4           Consent of Kane & Associates, P.C.

  99.1 Form of Proxy for Special Meeting of Shareholders of Pioneer Bank of Longmont

  99.2 Report of Arthur Andersen LLP regarding financial statements of Mountain Parks Financial Corp.